Form 20-F
period 2017-12-31
Nightstar Therapeutics plc
filed 2018-04-03
CIK 1711675

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-38217

Nightstar Therapeutics plc

(Exact name of Registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation)

215 Euston Road

London NW1 2BE United Kingdom

(Address of principal executive offices)

David Fellows

Nightstar Therapeutics plc

215 Euston Road

London NW1 2BE United Kingdom

Tel: +44 20 7611 2077

Email:investors@nightstartx.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered
American Depository Shares, each representing one ordinary share, nominal value £0.01 per share	The Nasdaq Stock Market LLC
Ordinary shares, nominal value £0.01 per share*	The Nasdaq Stock Market LLC*

* Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares, nominal value £0.01 per share: 28,904,714 as of December 31, 2017

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.  ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

GENERAL INFORMATION

In this Annual Report on Form 20-F, or Annual Report, “Nightstar,” the “company,” “we,” “us” and “our” refer to Nightstar Therapeutics plc and its consolidated subsidiaries, except where the context otherwise requires.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The consolidated financial statement data as at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016, and 2015 have been derived from our consolidated financial statements, as presented elsewhere in this Annual Report, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP as issued by the Financial Accounting Standards Board, or FASB. The consolidated financial statement data as at December 31, 2015 have been derived from our consolidated financial statements, which are not presented herein, which have also been prepared in accordance with U.S. GAAP as issued by the FASB.

All references in this Annual Report to “$” are to U.S. dollars and all references to “£” are to pounds sterling. Solely for the convenience of the reader, unless otherwise indicated, all pounds sterling amounts as at and for the year ended December 31, 2017 have been translated into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on the last business day of our year ended December 31, 2017, of £1.00 = $1.3529. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this Annual Report on Form 20-F are based upon information available to us as of the date of this Annual Report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

▪

the development of NSR-REP1, NSR-RPGR and any of our other product candidates, including statements regarding the timing of initiation, completion and the outcome of clinical studies or trials and related preparatory work, the period during which the results of the trials will become available and our research and development programs;

▪

our ability to obtain and maintain regulatory approval of our product candidates in the indications for which we plan to develop them, and any related restrictions, limitations or warnings in the label of an approved drug or therapy;

▪	our plans to research, develop, manufacture and commercialize our product candidates;
▪	the timing of our regulatory filings for our product candidates, along with regulatory developments in the United States, European Union and other foreign countries;
▪

the size and growth potential of the markets for our product candidates and the rate and degree of market acceptance of our product candidates, including reimbursement that may be received from payors;

▪	our ability to raise additional capital;
▪	our commercialization, marketing and manufacturing capabilities and strategy;
▪	our expectations regarding our ability to obtain and maintain intellectual property protection;
▪	our ability to attract and retain qualified employees and key personnel;
▪	our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately; and
▪	our estimates regarding future expenses, revenues and needs for additional financing and the accuracy thereof.

You should refer to the section titled “Item 3.D. Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this Annual Report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this Annual Report and the documents that we reference in this Annual Report, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.	Selected Consolidated Financial Data

We have historically conducted our business through NightstaRx Limited and our U.S. subsidiary, and therefore our historical consolidated financial statements previously presented the consolidated results of operations of NightstaRx Limited. Following the completion of our initial public offering in October 2017, our consolidated financial statements present the consolidated results of operations of Nightstar Therapeutics plc.  The consolidated statements of operations data for the years ended December 31, 2017, 2016 and 2015 and the consolidated balance sheet data as of December 31, 2017 and 2016 are derived from our audited consolidated financial statements, which are included elsewhere in this Annual Report. The consolidated balance sheet data as of December 31, 2015, is derived from our audited consolidated financial statements, which are not included in this Annual Report.

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and the related notes which are included elsewhere in this Annual Report and “Item 5. Operating and Financial Review and Prospects” of this Annual Report. Our historical results for any prior period are not necessarily indicative of results to be expected for any future period. We prepare our consolidated financial statements in accordance with U.S. GAAP as issued by the FASB.

Our functional currency is the pound sterling. However, for financial reporting purposes, our financial statements, which are prepared using the functional currency, have been translated into U.S. dollars. Our assets and liabilities are translated at the exchange rates at the balance sheet date, our revenue and expenses are translated at average exchange rates and shareholders’ equity is translated based on historical exchange rates. Translation adjustments are not included in determining net income (loss) but are included in foreign exchange translation adjustment to other comprehensive income (loss), a component of shareholders’ equity.

Foreign currency transactions in currencies different from the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange differences resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recorded in other income (expense), net in the statement of operations and comprehensive income (loss).

	Year Ended December 31,
	2017	2016	2015
	(in thousands, except share and per share data)
Consolidated Statement of Operations and Comprehensive Loss Data:
Operating expenses:
Research and development	$20,502	$10,165	$7,175
General and administrative	7,001	2,055	2,149
Total operating expenses	27,503	12,220	9,324
Other income (expense), net	(2,146)	22	(4,324)
Loss before provision for income taxes	(29,649)	(12,198)	(13,648)
Provision for income taxes	37	—	—
Net loss	(29,686)	(12,198)	(13,648)
Other comprehensive income (loss):
Foreign exchange translation adjustment	3,988	(1,385)	(541)
Total comprehensive loss	$(25,698)	$(13,583)	$(14,189)
Basic and diluted net loss per ordinary share	$(1.63)	$(1.36)	$(2.46)
Weighted-average basic and diluted ordinary shares	18,186,752	8,954,388	5,539,374

	As of December 31,
	2017	2016	2015
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$129,404	$10,122	$10,676
Working capital(1)	$125,457	$8,681	$10,849
Total assets	$135,197	$14,595	$14,072
Total shareholders’ equity	$125,812	$9,044	$11,102

(1)We define working capital as current assets less current liabilities.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Investing in our ADSs involves a high degree of risk. You should carefully consider the risks described below, and all other information contained in or incorporated by reference in this Annual Report, including our consolidated financial statements and the related notes included elsewhere in this Annual Report before making an investment decision regarding our securities. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects.

Risks Related to Our Financial Position and Need For Capital

We have incurred net losses since inception and may never achieve or maintain profitability.

Since our inception in May 2013, we have incurred significant net losses. Our net losses were $29.7 million, $12.2 million and $13.6 million for the years ended December 31, 2017, 2016 and 2015, respectively.  As of December 31, 2017, we had an accumulated deficit of $62.0 million. We have devoted substantially all of our efforts to research and development of our product candidates, including clinical development of our lead product candidate, NSR-REP1, as well as to building out our management team and infrastructure. We expect that it could be several years, if ever, before we have a commercialized product candidate. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. These net losses will adversely impact our shareholders’ equity and net assets and may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially if, and as, we:

▪

continue research and development of our retinal gene therapy product candidates, including our STAR Phase 3 registrational trial for NSR-REP1, our ongoing Phase 1/2 clinical trial for NSR-RPGR and the advancement of our preclinical product candidates;

▪	initiate clinical trials and preclinical studies for any additional product candidates that we may pursue in the future;
▪	prepare our biologics license application, or BLA, and marketing authorization application, or MAA, for each of our retinal gene therapy product candidates;
▪	manufacture our product candidates in accordance with current good manufacturing practices, or cGMP, for clinical trials or potential commercial sales;
▪	establish and validate contracted commercial-scale cGMP manufacturing facilities;
▪	further develop our pipeline of retinal gene therapy product candidates;
▪	establish a sales, marketing and distribution infrastructure to commercialize any product candidate for which we may obtain marketing approval;
▪	develop, maintain, expand and protect our intellectual property portfolio;
▪	acquire or in-license other product candidates and technologies;

▪	secure, maintain or obtain freedom to operate for any in-licensed technologies and products; and
▪	expand our operations in the United States, Europe and potentially other jurisdictions.

We may never succeed in any or all of these activities and, even if we do, we may never generate revenues that are significant or large enough to achieve profitability. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations. A decline in the value of our company also could cause you to lose all or part of your investment.

We will need additional funding to complete the development of our product candidates, which may not be available on acceptable terms, if at all.

Since our inception, we have devoted substantially all of our resources to conducting preclinical studies and clinical trials of our lead product candidates, manufacturing our product candidates, organizing and staffing our company, business planning, raising capital and establishing our intellectual property portfolio. As of December 31, 2017, we had cash and cash equivalents of $129.4 million. We believe we have sufficient cash and cash equivalents to fund our operating expenses and capital expenditure requirements for at least the next 12 months. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, initiate further clinical trials of and seek marketing approval for, our product candidates. In addition, if we obtain marketing approval for our product candidates, we expect to incur significant expenses related to product sales, marketing, manufacturing and distribution. Furthermore, we expect to incur additional costs associated with operating as a public company. Our future capital requirements will depend on many factors, including:

▪	the scope, progress, results and costs of laboratory testing, manufacturing, preclinical and clinical development for our current and future product candidates;
▪	the costs, timing and outcome of regulatory review of our product candidates;
▪	the extent to which we acquire or in-license other product candidates and technologies;
▪	our ability to establish and maintain collaborations and license agreements on favorable terms, if at all;
▪

the costs, timing and outcome of potential future commercialization activities, including manufacturing, marketing, sales and distribution for our product candidates, for which we receive marketing approval;

▪	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims; and
▪	the sales price and availability of adequate third-party coverage and reimbursement for our product candidates, if and when approved.

Developing product candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our product revenues, if any, will be derived from or based on sales of product candidates that may not be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, if at all. To the extent that additional capital is raised through the issuance of equity or equity-linked securities, the issuance of those securities could result in substantial dilution for our current shareholders and the terms of any future issuance may include liquidation or other preferences that adversely affect the rights of our current shareholders. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. Any debt or additional equity financing that we raise may contain terms that are not favorable to us or our shareholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our technologies or our product candidates, or grant licenses on terms that are not favorable to us. Furthermore, the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our ADSs to decline and existing shareholders may not agree with our financing plans or the terms of such financings.

If we are unable to obtain adequate funding on a timely basis, we may be required to significantly curtail, delay or discontinue our research and development programs of our product candidates or any commercialization efforts, be unable to expand our operations or be unable to otherwise capitalize on our business opportunities, as desired, which could harm our business and potentially cause us to discontinue operations.

Our limited operating history may make it difficult to evaluate the success of our business to date and to assess our future viability.

Since our inception, we have devoted substantially all of our resources to developing NSR-REP1, NSR-RPGR and our other product candidates, building our intellectual property portfolio and providing general and administrative support for these operations. We have not yet demonstrated our ability to successfully complete Phase 3 or other pivotal clinical trials, obtain regulatory approvals, manufacture a product suitable for commercialization or arrange for a third party to do so on our behalf or conduct sales and marketing activities necessary for successful product commercialization. Additionally, we are not profitable and have incurred losses in each year since our inception, and we expect our financial condition and operating results to continue to fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. Consequently, any predictions about our future success or viability may not be as accurate as they could be if we had a longer operating history.

Risks Related to the Development of our Product Candidates

Our gene therapy product candidates are based on a novel technology, which makes it difficult to predict the timing and costs of development and of subsequently obtaining regulatory approval, and only a limited number of gene replacement therapy products have been approved by regulatory agencies to date.

We have concentrated our research and development efforts on NSR-REP1 for the treatment of choroideremia, or CHM, and NSR-RPGR for the treatment of X-linked retinitis pigmentosa, or XLRP, our two most advanced product candidates.

Because we are developing product candidates for the treatment of inherited retinal diseases for which there are no or limited therapies and/or treatments, and for which there is little clinical trial experience, there is an increased risk that the U.S. Food and Drug Administration, or FDA, European Medicines Agency, or EMA, or other regulatory authorities may not consider the endpoints of our clinical trials to be sufficient for marketing approval. The product specifications and the clinical trial requirements of the FDA, EMA and other regulatory authorities and the criteria these regulators use to determine the safety and efficacy of a product candidate vary substantially according to the type, complexity, novelty and intended use and market of such product candidate. The regulatory approval process for novel product candidates such as ours is unclear and may be lengthier and more expensive than the process for other, better-known or more extensively studied product candidates. For example, the FDA generally requires multiple well-controlled clinical trials to provide the evidence of effectiveness necessary to support a BLA, although FDA guidance provides that reliance on a single pivotal trial may be appropriate if the trial has demonstrated a clinically meaningful effect on mortality, irreversible morbidity or prevention of a disease with a potential serious outcome, and where confirmation of the result in a second trial would be practically or ethically impossible. The FDA confirmed this position in our pre-IND meeting with them in 2015. We intend that our STAR Phase 3 registrational trial will be the only Phase 3 trial necessary to support a BLA for NSR-REP1, but there can be no assurance that the FDA will accept this single trial as sufficient to demonstrate substantial evidence of effectiveness of NSR-REP1 under its guidelines.

Regulatory requirements governing gene and cell therapy products have changed frequently and may continue to change in the future. The FDA has established the Office of Cellular, Tissue and Gene Therapies within its Center for Biologics Evaluation and Research, or CBER, to consolidate the review of gene therapy and related products, and has established the Cellular, Tissue and Gene Therapies Advisory Committee to advise the CBER in its review.

These regulatory review committees and advisory groups, and the new guidelines they promulgate, may lengthen the regulatory review process, require us to perform additional preclinical studies or clinical trials, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of our current or future product candidates or lead to significant post-approval limitations or restrictions. As we advance our product candidates, we will be required to consult with these regulatory and advisory groups and comply with applicable guidelines. If we fail to do so, we may be required to delay or discontinue development of our product candidates. These additional processes may result in a review and approval process that is longer than we otherwise would have expected. Delay or failure to obtain, or unexpected costs in obtaining, the regulatory approval necessary to bring a potential product to market could decrease our ability to generate sufficient product revenue, and our business, financial condition, results of operations and prospects would be harmed. Even if our product candidates are approved, we expect that the FDA will require us to submit follow-up data regarding our clinical trial subjects for a number of years after approval. If this follow-up data shows negative long-term safety or efficacy outcomes for these patients, the FDA may revoke its approval or change the label of our products in a manner that could have an adverse impact on our business.

In addition, adverse developments in clinical trials of gene therapy products conducted by others may cause the FDA or other oversight bodies to change the requirements for approval of our product candidates. Similarly, the EMA may issue new guidelines concerning the development and marketing authorization for gene therapy products and require that we comply with these new guidelines. Although numerous companies are currently advancing gene therapy products through clinical trials, to our knowledge, only two gene therapy products, uniQure N.V.’s Glybera and GlaxoSmithKline’s Strimvelis, have received marketing authorization from the European Commission, and one gene replacement therapy product, Spark Therapeutics’ Luxturna, has been approved by the FDA.

As a result, it is difficult to determine how long it will take or how much it will cost to obtain regulatory approvals for NSR-REP1 in either the United States or the European Union or how long it will take to commercialize our other product candidates. Approvals by the EMA may not be indicative of what the FDA may require for approval and vice versa.

We may encounter substantial delays in our clinical trials.

Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidates. Clinical testing is expensive, time-consuming and uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of testing. Events that may prevent successful or timely completion of clinical development include:

▪	delays in reaching a consensus with the FDA, EMA or other regulatory authorities on trial design;
▪	delays in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites;
▪	delays in opening clinical trial sites or obtaining required institutional review board or independent ethics committee approval at each clinical trial site;
▪	delays in recruiting suitable patients to participate in our future clinical trials;
▪	imposition of a clinical hold by regulatory authorities as a result of a serious adverse event or after an inspection of our clinical trial operations or clinical trial sites;
▪	failure by us, any CROs we engage or any other third parties to adhere to clinical trial requirements;
▪	failure to perform in accordance with Good Clinical Practice, or GCP, or applicable regulatory guidelines in the United States, Europe and other international markets;
▪

delays in the testing, validation, manufacturing and delivery of our product candidates to the clinical trial sites, including delays by third parties with whom we have contracted to perform certain of those functions;

▪	delays in having patients complete participation in a clinical trial or return for post-treatment follow-up;
▪	clinical trial sites or patients dropping out of a clinical trial;
▪	selection of clinical endpoints that require prolonged periods of clinical observation or analysis of the resulting data;
▪	occurrence of serious adverse events associated with the product candidate that are viewed to outweigh its potential benefits;
▪	occurrence of serious adverse events in clinical trials of the same class of agents conducted by other sponsors; and
▪	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols.

We expect our STAR Phase 3 trial in CHM to be fully enrolled by the first half of 2019. In XLRP, we expect the initial data on safety and tolerability from the dose escalation cohorts of our XIRIUS Phase 1/2 trial to be available towards the end of 2018 and that this data will determine the dose for study in an expansion cohort anticipated to include up to 30 patients. Our anticipated timelines for these and other trials and studies on our product candidates may be subject to delays due to factors such as those discussed above.

Any inability to successfully complete preclinical and clinical development could result in additional costs to us or impair our ability to generate revenues from product sales, regulatory, development and commercialization milestones and royalties. In addition, if we make manufacturing or formulation changes to our product candidates, we may need to conduct additional studies to bridge our modified product candidates to earlier versions. Clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize our product candidates and may harm our business, financial condition, results of operations and prospects.

We may fail to demonstrate safety and efficacy of our product candidates to the satisfaction of applicable regulatory authorities.

If the results of our STAR Phase 3 registrational trial of NSR-REP1 or future trials for our other product candidates do not demonstrate the efficacy of our product candidates, or if there are safety concerns or serious adverse events associated with our product candidates, we may:

▪	be delayed in obtaining marketing approval for our product candidates, if at all;
▪	obtain approval for indications or patient populations that are not as broad as intended or desired;
▪	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;
▪	be subject to additional post-marketing testing requirements;
▪	be subject to changes in the way the product is administered;
▪	be required to perform additional clinical trials to support approval or be subject to additional post-marketing testing requirements;
▪	have regulatory authorities withdraw or suspend their approval of the product or impose restrictions on its distribution in the form of a modified risk evaluation and mitigation strategy, or REMS;
▪	be subject to the addition of labeling statements, such as warnings or contraindications;
▪	be sued; or
▪	experience damage to our reputation.

Our development costs will increase if we experience delays in testing or marketing approvals. We do not know whether any of our preclinical studies or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant preclinical study or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our product candidates.

Success in preclinical studies or clinical trials may not be indicative of results in future clinical trials.

Results from previous preclinical studies or clinical trials are not necessarily predictive of future clinical trial results, and interim results of a clinical trial are not necessarily indicative of final results. Our product candidates may fail to show the desired safety and efficacy in clinical development despite positive results in preclinical studies or having successfully advanced through initial clinical trials. For example, the clinical trial process may fail to demonstrate that NSR-REP1 is safe for humans and effective for indicated uses. This failure would cause us to abandon further clinical development of NSR-REP1, which is our lead product candidate.

Success in preclinical testing and early clinical trials does not ensure that later clinical trials will generate the same results or otherwise provide adequate data to demonstrate the efficacy and safety of a product candidate. Frequently, product candidates that have shown promising results in early clinical trials have subsequently suffered significant setbacks in later clinical trials. To date, our clinical trials have involved small patient populations and because of the small sample size, the interim results of these clinical trials may be subject to substantial variability and may not be indicative of either future interim results or final results. In addition, the design of a clinical trial, such as endpoints, inclusion and exclusion criteria, statistical analysis plans, data access protocols and trial sizing, can determine whether its results will support approval of a product and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. Due to ethical concerns of utilizing sham surgery, our clinical trials are conducted on an open-label basis. While we aim to have adequate quality controls, open-label trials are inherently subject to greater risk of bias than double-blinded, placebo-controlled trials. Furthermore, as we are exploring new disease areas without any approved treatments, we may need to qualify new and unproven endpoints as we are continuing the development of our product candidates, which may increase uncertainty.

We also have limited experience designing clinical trials and may be unable to design and execute a clinical trial to support regulatory approval. There is a high failure rate for drugs and biologic products proceeding through clinical trials. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in preclinical testing and earlier-stage clinical trials. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, we may experience regulatory delays or rejections as a result of many factors, including due to changes in regulatory policy during the period of our product candidate development. Any such delays could negatively impact our business, financial condition, results of operations and prospects.

We may find it difficult to enroll patients in our clinical trials, which could delay or prevent us from proceeding with clinical trials of our product candidates.

Identifying and qualifying patients to participate in clinical trials of our product candidates is critical to our success. However, patient recruitment may be difficult and actual enrollment may differ from our expected timelines. The timing of our clinical trials depends on our ability to recruit patients to participate, as well as completion of required follow-up periods. If patients are unwilling to enroll in our gene therapy clinical trials because of negative publicity from adverse events related to the biotechnology or gene therapy fields, competitive clinical trials for similar patient populations, clinical trials in products employing our vector or our platform or for other reasons, the timeline for recruiting patients, conducting studies and obtaining regulatory approval of our product candidates may be delayed. These delays could result in increased costs, delays in advancing our product candidates, delays in testing the effectiveness of our product candidates or termination of clinical trials altogether.

Our current product candidates are being developed to treat rare conditions, which are generally defined as having a patient population of fewer than 200,000 individuals in the United States. For example, the prevalence of CHM is estimated to be one in 50,000 people, implying a total population of approximately 13,000 in the United States and the five major European markets, and the prevalence of XLRP is approximately one in 40,000 people, implying a total population of approximately 17,000 in the same regions. We may not be able to initiate or continue clinical trials if we cannot enroll a sufficient number of eligible patients to participate in the clinical trials required by the FDA, EMA or other regulatory authorities. Also, our natural history studies may not provide any advantage to us in enrolling patients in our late-stage clinical trials. As a result, we may not be able to identify, recruit and enroll a sufficient number of patients, or those with required or desired characteristics, to complete our clinical trials in a timely manner. Patient enrollment can be affected by many factors, including:

▪	size of the patient population and process for identifying patients;
▪	eligibility and exclusion criteria for our clinical trials;
▪	perceived risks and benefits of our product candidates or gene therapy treatment in general;
▪	severity of the disease under investigation;
▪	proximity and availability of clinical trial sites for prospective patients;
▪	ability to obtain and maintain patient consent;
▪	patient drop-outs prior to completion of clinical trials;
▪	patient referral practices of physicians; and
▪	ability to monitor patients adequately during and after treatment.

Our ability to successfully initiate, enroll and complete clinical trials in any foreign country is subject to numerous risks unique to conducting business in foreign countries, including:

▪	difficulty in establishing or managing relationships with CROs and physicians;
▪	different standards for the conduct of clinical trials;
▪	absence in some countries of established groups with sufficient regulatory expertise for review of gene therapy protocols;
▪	inability to locate qualified local consultants, physicians and partners; and
▪	the potential burden of complying with a variety of foreign laws, medical standards and regulatory requirements, including the regulation of pharmaceutical and biotechnology products and treatment.

We expect our STAR Phase 3 trial in CHM to be fully enrolled by the first half of 2019. In XLRP, we expect the initial data on safety and tolerability from the dose escalation cohorts of our XIRIUS Phase 1/2 trial to be available towards the end of 2018 and that this data will determine the dose for study in an expansion cohort anticipated to include up to 30 patients. Our anticipated timelines for these and other trials and studies on our product candidates may be subject to delays in enrollment. If we have difficulty enrolling a sufficient number of patients or finding additional clinical trial sites to conduct our clinical trials as planned, we may need to delay, limit or terminate ongoing or planned clinical trials, any of which could have an adverse effect on our business, financial condition, results of operations and prospects.

Our product candidates and the process for administering our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit their commercial potential or result in significant negative consequences following any potential marketing approval.

During the conduct of clinical trials, patients report changes in their health, including illnesses, injuries and discomforts, to their study doctor. Often, it is not possible to determine whether the product candidate being studied caused these conditions. Various illnesses, injuries and discomforts have been reported from time to time during clinical trials of our product candidates. Regulatory authorities may draw different conclusions or require additional testing to confirm these determinations.

In addition, it is possible that as we test our product candidates in larger, longer and more extensive clinical programs, or as use of these product candidates becomes more widespread if they receive regulatory approval, illnesses, injuries, discomforts and other adverse events that were observed in earlier trials, as well as conditions that did not occur or went undetected in previous trials, will be reported by patients. Many times, side effects are only detectable after investigational products are tested in large-scale, Phase 3 clinical trials or, in some cases, after they are made available to patients on a commercial scale after approval. If additional clinical experience indicates that our product candidates cause serious or life-threatening side effects, the development of our product candidates may fail or be delayed, or, if the product candidate has received regulatory approval, such approval may be revoked, which would harm our business, prospects, operating results and financial condition.

There have been several significant adverse side effects in gene therapy treatments in the past, including reported cases of leukemia and death seen in other clinical trials using other vectors. While new recombinant vectors have been developed to reduce these side effects, gene therapy is still a relatively new approach to disease treatment and additional adverse side effects could develop. There also is the potential risk of delayed adverse events following exposure to gene therapy products due to persistent biologic activity of the genetic material or other components of products used to carry the genetic material.

Possible adverse side effects that could occur with treatment with gene therapy products include an immunologic reaction early after administration which, while not necessarily adverse to the patient’s health, could substantially limit the effectiveness of the treatment. In previous clinical trials involving adeno-associated virus, or AAV, vectors for gene therapy, some patients experienced the development of a T-cell response, whereby after the vector is within the target cell, the cellular immune response system triggers the removal of transduced cells by activated T-cells. If our vectors demonstrate a similar effect, we may decide or be required to halt or delay further clinical development of our product candidates. In addition to any potential side effects caused by our product candidates, the administration process or related procedures also can cause adverse side effects. If any such adverse events occur, our clinical trials could be suspended or terminated.

As of the date of this Annual Report, available clinical data from the 32 treated patients in the completed ISTs indicates that NSR-REP1 was well tolerated. The safety profile in the completed ISTs is consistent with that of surgical vitrectomy procedures generally and what has been observed in clinical trials of other ocular gene therapies. Adverse events of varying severity and duration related to the vitrectomy procedure or drug have been observed in the completed ISTs such as retinal changes, intraocular inflammation and visual disturbances, which generally resolved within one week after surgery. The adverse events observed in our ongoing clinical trials of NSR-REP1 have also generally been consistent with the adverse events seen in the completed ISTs and other ocular gene therapy trials.

Two serious adverse events were observed in patients treated with NSR-REP1 in our completed clinical trials and investigator sponsored trials, or ISTs. One of these events was not ocular in nature and were determined to be unrelated to treatment. The other event was intraocular inflammation, requiring additional treatment with oral steroids. This transient inflammation was determined to be possibly related to treatment with NSR-REP1.

If in the future we are unable to demonstrate that such adverse events were caused by the administration process or related procedures, the FDA, EMA or other regulatory authorities could order us to cease further development of, or deny approval of, our product candidates for any or all targeted indications. Even if we are able to demonstrate that any serious adverse events are not product-related, such occurrences could affect patient recruitment or the ability of enrolled patients to complete the clinical trial. Moreover, if we elect or are required to delay, suspend or terminate any clinical trial of any of our product candidates, the commercial prospects of such product candidate may be harmed and our ability to generate product revenues from such product candidate may be delayed or eliminated. Any of these occurrences may harm our ability to develop other product candidates, and may harm our business, financial condition and prospects.

Additionally, if we or others later identify undesirable side effects caused by any of our product candidates, several potentially significant negative consequences could result, including:

▪	regulatory authorities may suspend or withdraw approvals of such product candidate;
▪	regulatory authorities may require additional warnings on the label;

▪	we may be required to change the way a product candidate is administered or conduct additional clinical trials;
▪	we could be sued and held liable for harm caused to patients; and
▪	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of our product candidates.

Gene therapies are novel, complex and difficult to manufacture. We have limited manufacturing experience and could experience production problems that result in delays in our development or commercialization programs.

We have limited experience manufacturing our product candidates. We may be unable to produce commercial materials or meet demand to support a commercial launch for our product candidates. Any such failure could delay or prevent the development of our product candidates and would have a negative impact on our business, financial condition and results of operations.

The manufacturing process we use to produce NSR-REP1 is complex and has not yet been validated for commercial use. As a result, we may need to change our current manufacturing process. There are no assurances that we will be able to produce sufficient quantities of NSR-REP1 due to several factors, including equipment malfunctions, facility contamination, raw material shortages or contamination, natural disasters, disruption in utility services, human error or disruptions in the operations of our suppliers. We may also fail to produce adequate quantities of our product due to our failure to properly predict the demand for our product or the market size of our targeted indications.

Our product candidates require processing steps that are more complex than those required for most chemical pharmaceuticals. Moreover, unlike chemical pharmaceuticals, the physical and chemical properties of a biologic such as ours generally cannot be fully characterized. As a result, assays of the finished product may not be sufficient to ensure that the product will perform in the intended manner or that the dosing will be uniform in our products. Accordingly, we employ multiple steps to control our manufacturing process to assure that the process works and that our product candidates are made strictly and consistently in compliance with the process. Problems with the manufacturing process, including even minor deviations from the normal process, could result in product defects or manufacturing failures that result in lot failures, product recalls, product liability claims or insufficient inventory. We may encounter problems achieving adequate quantities and quality of clinical-grade materials that meet FDA, EMA or other applicable standards or specifications with consistent and acceptable production yields and costs.

In addition, the FDA, EMA and other regulatory authorities may require us to submit samples of any lot of any approved product together with the protocols showing the results of applicable tests at any time. Under some circumstances, the FDA, EMA or other regulatory authorities may require that we not distribute a lot until the agency authorizes its release. Slight deviations in the manufacturing process, including those affecting quality attributes and stability, may result in unacceptable changes in the product that could result in lot failures or product recalls. Lot failures or product recalls could cause us to delay product launches or clinical trials, which could be costly to us and otherwise harm our business, financial condition, results of operations and prospects.

As a result of the limited number of regulatory approvals for gene replacement products to date, the timeframe required for us to obtain approval for a cGMP gene therapy manufacturing facility is uncertain. We must supply all necessary documentation in support of a BLA or other MAA on a timely basis and must adhere to the FDA’s and EMA’s cGMP requirements before NSR-REP1 and our other product candidates can obtain marketing approval. In order to obtain approval, we will need to ensure that all of our processes, methods and equipment are compliant with cGMP, and perform extensive audits of contract laboratories, manufacturers and suppliers. We are subject to audits from FDA, EMA and other authorities that may result in observations of non-compliance from cGMP requirements.

Any contamination in our manufacturing process, shortages of raw materials or failure of any of our key suppliers to deliver necessary components could result in delays in our clinical development or marketing schedules.

Given the nature of biologics manufacturing, there is a risk of contamination. Any contamination could adversely affect our ability to produce product candidates on schedule and could, therefore, harm our results of operations and cause reputational damage. Some of the raw materials required in our manufacturing process are derived from biologic sources. Such raw materials are difficult to procure and may be subject to contamination or recall. A material shortage, contamination, recall or restriction on the use of biologically derived substances in the manufacture of our product candidates could adversely impact or disrupt the commercial manufacturing or the production of clinical material, which could adversely affect our development timelines and our business, financial condition, results of operations and prospects.

Risks Related to Our Reliance on Third Parties

If we fail to comply with our obligations under our existing and any future intellectual property licenses with third parties, we could lose license rights that are important to our business.

We are party to several license agreements under which we in-license patent rights and other intellectual property related to our business and we may enter into additional license grants in the future. Our license agreements impose, and we expect that future license agreements will impose, various due diligence, milestone payment, royalty, insurance and other obligations on us. Any uncured, material breach under these license agreements could result in our loss of rights to practice the patent rights and other intellectual property licensed to us under these agreements, and could compromise our development and commercialization efforts for our current or any future product candidates. See the section of this Annual Report titled “Item 4.B. Information on the Company—Business Overview—Collaborations and License Agreements” for a more detailed description of our current license agreements.

We rely, and expect to continue to rely, on third parties to conduct our preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates.

We have relied upon and plan to continue to rely upon third parties, including independent clinical investigators and third-party CROs, to conduct our preclinical studies and clinical trials and to monitor and manage data for our ongoing preclinical and clinical programs. We rely on these parties for execution of our preclinical studies and clinical trials, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our preclinical studies and clinical trials is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on these third parties does not relieve us of our regulatory responsibilities. We and our third-party contractors and CROs are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area and comparable foreign regulatory authorities for all of our product candidates in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, principal investigators and clinical trial sites. If we fail to exercise adequate oversight over any of our CROs or if we or any of our CROs fail to comply with applicable GCP requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, EMA or other regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon a regulatory inspection of us or our CROs or other third parties performing services in connection with our clinical trials, such regulatory authority will determine that any of our clinical trials complies with GCP regulations. In addition, our clinical trials must be conducted with product produced under applicable cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

Further, these investigators and CROs are not our employees and we will not be able to control, other than by contract, the amount of resources, including time, which they devote to our product candidates and clinical trials. If independent investigators or CROs fail to devote sufficient resources to the development of our product candidates, or if their performance is substandard, it may delay or compromise the prospects for approval and commercialization of our product candidates. In addition, the use of third-party service providers requires us to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated.

Our existing and future CROs have or may have the right to terminate their agreements with us in the event of an uncured material breach. In addition, some of our CROs have an ability to terminate their respective agreements with us if it can be reasonably demonstrated that the safety of the patients participating in our clinical trials warrants such termination, if we make a general assignment for the benefit of our creditors or if we are liquidated.

If any of our relationships with these third-party CROs terminates, we may not be able to enter into arrangements with alternative CROs or to do so on commercially reasonable terms. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. As a result, our results of operations and commercial prospects would be harmed, our costs could increase and our ability to generate revenues could be delayed.

Switching or engaging additional CROs involves additional cost and requires our management’s time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays could occur, which could materially impact our ability to meet our desired clinical development timelines.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

We have engaged contract manufacturing organizations, or CMOs, to manufacture our product candidates such as NSR-REP1 and NSR-RPGR and to perform quality testing, and because we collaborate with various organizations and academic institutions for the advancement of our gene therapy platform, we must, at times, share our proprietary technology and confidential information, including trade secrets, with them. We seek to protect our proprietary technology, in part, by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with our collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our proprietary technology and confidential information or other unauthorized use or disclosure of such technology or information would impair our competitive position and may have an adverse effect on our business, financial condition, results of operations and prospects.

Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of these agreements, independent development or publication of information including our trade secrets by third parties. A competitor’s discovery of our trade secrets would impair our competitive position and have an adverse impact on our business, financial condition, results of operations and prospects.

We utilize, and expect to continue to utilize, third parties to conduct our product manufacturing for the foreseeable future, and these third parties may not perform satisfactorily.

We currently rely on CMOs for the manufacturing of clinical batches and intend to continue to rely on third parties to manufacture our preclinical study and clinical trial product supplies. Supply requirements for our clinical trials as well as current and future clinical requirements for NSR-REP1, NSR-RPGR and our other product candidates have been and will be manufactured by cGMP compliant third-party manufacturers. If these third-party manufacturers do not successfully carry out their contractual duties, meet expected deadlines or manufacture NSR-REP1, NSR-RPGR or our other product candidates in accordance with regulatory requirements or if there are disagreements between us and these third-party manufacturers, we will not be able to complete, or may be delayed in completing, the preclinical studies required to support future Investigational New Drug, or IND, submissions and the clinical trials required for approval of our product candidates. In such instances, we may need to enter into an appropriate replacement third-party relationship, which may not be readily available or available on acceptable terms or timeframes, which would cause additional delay or increased expense prior to the approval of NSR-REP1, NSR-RPGR or any of our other product candidates and would thereby have a negative impact on our business, financial condition, results of operations and prospects.

Under certain circumstances, our current CMOs are entitled to terminate their engagements with us. If we need to enter into alternative arrangements, it could delay our development activities. Our reliance on our CMOs for certain manufacturing activities will reduce our control over these activities but will not relieve us of our responsibility to ensure compliance with all required regulations. If our current CMOs, or any future third-party manufacturers, do not successfully carry out their contractual duties, meet expected deadlines or manufacture our product candidates in accordance with regulatory requirements, or if there are disagreements between us and our CMOs or any future third-party manufacturers, we will not be able to complete, or may be delayed in completing, the preclinical studies required to support future IND submissions, the clinical trials required for approval of our product candidates, the regulatory submission and approval process and, even if we receive regulatory approval, the commercial launch of our products.

In addition to our current CMOs, we may rely on additional third parties to manufacture ingredients of our product candidates in the future and to perform quality testing, and reliance on these third parties entails risks to which we would not be subject if we manufactured the product candidates ourselves, including:

▪	reduced control for certain aspects of manufacturing activities;
▪	termination or nonrenewal of manufacturing and service agreements with third parties in a manner or at a time that is costly or damaging to us; and
▪

disruptions to the operations of our third-party manufacturers and service providers caused by conditions unrelated to our business or operations, including the bankruptcy of the manufacturer or service provider.

Any of these events could lead to clinical trial delays or failure to obtain regulatory approval, or impact our ability to successfully commercialize any of our product candidates. Some of these events could be the basis for FDA, EMA or other regulatory authority action, including injunction, recall, seizure or total or partial suspension of product manufacture.

To the extent we rely on a third-party manufacturing facility for commercial supply, that third party will be subject to significant regulatory oversight with respect to manufacturing our product candidates.

The preparation of therapeutics for clinical trials or commercial sale is subject to extensive regulation. Components of a finished therapeutic product approved for commercial sale or used in late-stage clinical trials must be manufactured in accordance with cGMP requirements. These regulations govern manufacturing processes and procedures, including record keeping, and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Poor control of production processes can lead to the introduction of outside agents or other contaminants, or to inadvertent changes in the properties or stability of a product candidate that may not be detectable in final product testing. We must supply all necessary documentation in support of a BLA or MAA on a timely basis and must adhere to the FDA’s and EMA’s cGMP requirements which are enforced, in the case of the FDA, through its facilities inspection program. To the extent that we utilize third-party facilities for commercial supply, the third party’s facilities and quality systems must pass an inspection for compliance with the applicable regulations as a condition of regulatory approval. In addition, the regulatory authorities may, at any time, audit or inspect the third-party manufacturing facility or the associated quality systems for compliance with the regulations applicable to the activities being conducted. If these facilities do not pass a plant inspection, the FDA or EMA will not grant marketing approval.

We do not directly control the manufacturing of, and are completely dependent on, our CMOs for compliance with cGMP requirements. If our CMOs cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA, EMA or other regulatory authorities, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, we have no direct control over the ability of our CMOs to maintain adequate quality control, quality assurance and qualified personnel. Furthermore, all of our CMOs are engaged with other companies to supply and/or manufacture materials or products for such companies, which exposes our CMOs to regulatory risks for the production of such materials and products. As a result, failure to meet the regulatory requirements for the production of those materials and products may generally affect the regulatory clearance of our CMOs’ facilities. Our failure, or the failure of third parties, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products and product candidates.

Our potential future dependence upon others for the manufacture of our product candidates may adversely affect our future profit margins and our ability to commercialize any products that receive regulatory approval on a timely and competitive basis.

Risks Related to Commercialization of Our Product Candidates

We currently have no marketing and sales force. If we are unable to establish effective sales and marketing capabilities or enter into agreements with third parties to market and sell NSR-REP1 or other product candidates that may be approved, we may not be successful in commercializing our product candidates if and when approved, and we may be unable to generate any product revenue.

If our STAR Phase 3 registrational trial is successful and NSR-REP1 is approved for commercialization, we currently intend to seek to commercialize NSR-REP1 in the United States and Europe directly with a small specialized sales force given the orphan indication. However, we currently do not have an established marketing or sales team for the marketing, sales and distribution of any of our product candidates. In order to commercialize NSR-REP1, if approved, or any of our other product candidates that may be approved, we must build, on a territory-by-territory basis, marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services, and we may not be successful in doing so.

There are risks involved with both establishing our own sales and marketing capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize our product candidates on our own include:

▪	our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;
▪	the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe any future product that we may develop;
▪	the lack of complementary treatments to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and
▪	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If we enter into arrangements with third parties to perform sales, marketing and distribution services, our product revenue or the profitability to us from these revenue streams is likely to be lower than if we were to market and sell any product candidates that we develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell and market our product candidates or may be unable to do so on terms that are favorable to us. We likely will have little control over such third parties and any of them may fail to devote the necessary resources and attention to sell and market our product candidates effectively. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we may not be successful in commercializing our product candidates.

We also will need to train retinal surgeons to perform the procedure necessary to administer NSR-REP1 to patients safely and effectively using our two-step process, which requires significant skill and training for proper administration. Our other products may also require surgical or other complicated delivery methods. If we are unable to recruit or train sufficient retinal surgeons to perform the procedure or other delivery methods properly, the availability of NSR-REP1 or any other product could be substantially diminished.

Our efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources given the low incidence and prevalence of inherited retinal diseases, and may never be successful. Such efforts may require more resources than are typically required due to the complexity and uniqueness of our product candidates and the indications we are targeting. Even if our product candidates are approved, if we are unable to successfully market our products, we will not be able to generate significant revenues from such products, if approved.

We face significant competition in an environment of rapid technological change and the possibility that our competitors may achieve regulatory approval before us or develop therapies that are more advanced or effective than ours.

The biotechnology and pharmaceutical industries, including the gene therapy field, are characterized by rapidly changing technologies, significant competition and a strong emphasis on intellectual property. We face substantial competition from many different sources, including large and specialty pharmaceutical and biotechnology companies, academic research institutions, government agencies and public and private research institutions.

New developments, including the development of other pharmaceutical technologies and methods of treating disease, occur in the pharmaceutical and life sciences industries at a rapid pace. Developments by competitors may render our product candidates obsolete or noncompetitive. We anticipate that we will face intense and increasing competition as new treatments enter the market and advanced technologies become available.

We are aware of a number of companies focused on developing gene therapies in various indications, including Abeona Therapeutics Inc., Adverum Biotechnologies Inc., Allergan plc, Applied Genetics Technologies Corporation (AGTC), Audentes Therapeutics, Inc., Avalanche Biotechnologies, Inc., AveXis, Inc., Biogen Inc., bluebird bio, Inc., Dimension Therapeutics, Inc., Editas Medicine, Inc., 4D Molecular Therapeutics, GenSight Biologics S.A., Homology Medicines, Inc., Horama, S.A., Limelight Bio, Inc., MeiraGTx Limited, Ophthotech Corporation, Oxford Biomedica plc, REGENXBIO Inc., Sanofi S.A., Shire plc, Spark Therapeutics Inc. and uniQure N.V., as well as several companies addressing other methods for modifying genes and regulating gene expression. Any advances in gene therapy technology made by a competitor may be used to develop therapies that could compete against any of our product candidates.

For our specific retinal gene therapy product candidates, the main competitors in clinical development include:

▪

Choroideremia: Spark Therapeutics is currently conducting its first Phase 1/2 clinical trial of SPK-CHM, an AAV-based gene therapy for the treatment of CHM. 4D Molecular Therapeutics LLC and Biogen also have preclinical programs in CHM and we believe may be planning to initiate clinical trials in this indication in the next 12 months.

▪

X-linked Retinitis Pigmentosa: MeiraGTx and AGTC are developing AAV-based gene therapies for the treatment of XLRP and we believe REGENXBIO and other companies may be planning to initiate clinical trials in the future. AGTC and Biogen have published both a stable mutant and a codon-optimized gene capable of producing functional RPGR.

Many of our potential competitors, alone or with their strategic partners, have substantially greater financial, technical and other resources, such as larger research and development, clinical, marketing and manufacturing organizations. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of competitors. Our commercial opportunity could be reduced or eliminated if competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any product candidate that we may develop. Competitors also may obtain FDA, EMA or other regulatory approval for their products more rapidly or earlier than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. Additionally, technologies developed by our competitors may render our product candidates uneconomical or obsolete, and we may not be successful in marketing our product candidates against competitors.

In addition, as a result of the expiration or successful challenge of our patent rights, we could face more litigation with respect to the validity and/or scope of patents relating to our competitors’ products. The availability of our competitors’ products could limit the demand, and the price we are able to charge, for any product candidate that we may develop and commercialize.

The market opportunities for our product candidates may be smaller than we anticipate.

We focus our research and development efforts on treatments for rare, inherited retinal diseases. Our understanding of both the number of people who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with our product candidates, is based on estimates. These estimates may prove to be incorrect and new studies may reduce the estimated incidence or prevalence of these diseases. The number of patients in the United States, the European Union and elsewhere may turn out to be lower than expected, may not be otherwise amenable to treatment with our product candidates or patients may become increasingly difficult to identify and access, all of which would adversely affect our business, financial condition, results of operations and prospects.

Further, there are several factors that could contribute to making the actual number of patients who receive our potential products, if and when approved, less than the potentially addressable market. These include the lack of widespread availability of, and limited reimbursement for, new therapies in many underdeveloped markets. Further, the severity of the progression of a disease up to the time of treatment, especially in certain inherited retinal degenerative conditions, will likely diminish the therapeutic benefit conferred by a gene therapy due to irreversible cell death. Lastly, certain patients’ immune systems might reduce efficacy or prohibit the successful delivery of certain gene therapy products to the target tissue, thereby limiting the treatment outcomes.

The commercial success of our product candidates will depend upon its degree of market acceptance by physicians, patients, third-party payors and others in the medical community.

Ethical, social and legal concerns about gene therapy could result in additional regulations restricting or prohibiting our products, if and when approved. Even with the requisite approvals from the FDA, EMA and other regulatory authorities internationally, the commercial success of our product candidates will depend, in part, on the acceptance of physicians, patients and third-party payors of gene therapy products in general, and our product candidates in particular, as medically necessary, cost-effective and safe. Any product that we commercialize may not gain acceptance by physicians, patients, third-party payors and others in the medical community. If these products do not achieve an adequate level of acceptance, we may not generate significant product revenue and may not become profitable. The degree of market acceptance of gene therapy products and, in particular, our product candidates, if approved for commercial sale, will depend on several factors, including:

▪	the efficacy and safety of our product candidates as demonstrated in clinical trials;
▪	the potential and perceived advantages of our product candidates over alternative treatments;
▪	the availability and cost of treatment relative to alternative treatments;
▪	patient awareness of, and willingness to seek, genotyping;
▪	the willingness of physicians to prescribe, and the target patient population to try, new therapies;
▪	the prevalence and severity of any side effects;
▪	product labeling or product insert requirements of the FDA, EMA or other regulatory authorities, including any limitations or warnings contained in a product’s approved labeling;
▪	the timing of market introduction of competitive products;
▪	patient willingness to undergo a surgical procedure;
▪	publicity concerning our product candidates or competing products and treatments;
▪	any restrictions on the use of our products together with other medications; and
▪	favorable third-party payor coverage and adequate reimbursement.

Even if a potential product displays a favorable efficacy and safety profile in preclinical studies and clinical trials, market acceptance of the product will not be fully known until after it is launched.

The insurance coverage and reimbursement status of newly approved products is uncertain. Failure to obtain or maintain adequate coverage and reimbursement for our product candidates, if approved, could limit our ability to market those products.

We expect the cost of a single administration of gene therapy products, such as those we are developing, to be substantial, when and if they achieve regulatory approval. We expect that coverage and adequate reimbursement by government and private payors will be essential for most patients to be able to afford these treatments. Accordingly, sales of our product candidates will depend substantially, both domestically and abroad, on the extent to which the costs of our product candidates will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or will be reimbursed by government authorities, private health coverage insurers and other third-party payors. Coverage and reimbursement by a third-party payor may depend upon several factors, including the third-party payor’s determination that use of a product is:

▪	a covered benefit under its health plan;
▪	safe, effective and medically necessary;
▪	appropriate for the specific patient;
▪	cost-effective; and
▪	neither experimental nor investigational.

Obtaining coverage and reimbursement for a product from third-party payors is a time-consuming and costly process that could require us to provide to the payor supporting scientific, clinical and cost-effectiveness data. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement. If coverage and reimbursement are not available, or are available only at limited levels, we may not be able to successfully commercialize our product candidates. Even if coverage is provided, the approved reimbursement amount may not be adequate to realize a sufficient return on our investment.

There is significant uncertainty related to third-party coverage and reimbursement of newly approved products. In the United States, third-party payors, including government payors such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs and biologics will be covered and reimbursed. The Medicare and Medicaid programs increasingly are used as models for how private payors develop their coverage and reimbursement policies. However, no uniform policy of coverage and reimbursement exists among third-party payors. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. One payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage, and adequate reimbursement. Currently, no gene therapy product has been approved for coverage and reimbursement by the Centers for Medicare and Medicaid Services, or CMS, the agency responsible for administering the Medicare program. It is difficult to predict what the CMS will decide with respect to coverage and reimbursement for fundamentally novel products such as ours, as there is no body of established practices and precedents for these types of products. Moreover, reimbursement agencies in the European Union may be more conservative than the CMS. For example, several cancer drugs have been approved for reimbursement in the United States and have not been approved for reimbursement in certain EU Member States. It is difficult to predict what third-party payors will decide with respect to the coverage and reimbursement for our product candidates.

The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures, and foreign governments have shown significant interest in implementing cost-containment programs to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. For example, in the United States, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or the PPACA, contains provisions that may reduce the profitability of products, including, for example, increased rebates for products sold to Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs.

Further, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, contain the cost of drugs, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. At the federal level, the Trump Administration’s budget proposal for fiscal year 2019 contains further drug price control measures that could be enacted during the 2019 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. While any proposed measures will require authorization through additional legislation to become effective, Congress and the Trump Administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Outside the United States, international operations generally are subject to extensive government price controls and other market regulations, and increasing emphasis on cost-containment initiatives in the European Union, Canada and other countries may put pricing pressure on us. For example, two gene therapy products were approved in the European Union but are yet to be widely available commercially. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. In general, the prices of medicines under such systems are substantially lower than in the United States. Other countries allow companies to fix their own prices for medical products, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our product candidates may be reduced compared with the United States and may be insufficient to generate commercially reasonable product revenues.

Additionally, in countries where the pricing of gene therapy products is subject to governmental control, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU Member States and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidates to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed.

Moreover, increasing efforts by government and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for new products approved and, as a result, they may not cover or provide adequate payment for our product candidates. Payors increasingly are considering new metrics as the basis for reimbursement rates, such as average sales price, average manufacturer price and actual acquisition cost. The existing data for reimbursement based on some of these metrics is relatively limited, although certain states have begun to survey acquisition cost data for the purpose of setting Medicaid reimbursement rates, and CMS has begun making pharmacy National Average Drug Acquisition Cost and National Average Retail Price data publicly available on at least a monthly basis. Therefore, it may be difficult to project the impact of these evolving reimbursement metrics on the willingness of payors to cover product candidates that we or our partners are able to commercialize. We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become intense. As a result, increasingly high barriers are being erected to the entry of new products such as ours.

Risks Related to Our Intellectual Property

Our rights to develop and commercialize our product candidates are subject to the terms and conditions of licenses granted to us by others.

We do not currently own any issued patents and we are heavily reliant upon licenses from Oxford University Innovation Limited (formerly, Isis Innovation Limited), or Oxford, to certain patent rights and proprietary technology that are important or necessary to the development of our technology and product candidates, including the patents and know-how relating to vectors for use in gene therapy for CHM. These and other licenses may not provide exclusive rights to use such intellectual property and technology, or may not provide exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our technology and product candidates in the future. As a result, we may not be able to prevent competitors from developing and commercializing competitive products, including in territories covered by our licenses.

In some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from third parties. For example, Oxford retains control of such activities. Therefore, we cannot be certain that the Oxford patent applications will be prosecuted, maintained and enforced in a manner consistent with the best interests of our business. If our licensors fail to maintain such patents or patent applications, or lose rights to those patents or patent applications, the rights we have licensed may be reduced or eliminated and our right to develop and commercialize any of our product candidates that are the subject of such licensed rights could be adversely affected. In addition to the foregoing, the risks associated with patent rights that we license from third parties will also apply to patent rights we may own in the future.

Licenses to additional third-party technology and materials that may be required for our development programs, including additional technology and materials owned by any of our current licensors, may not be available in the future or may not be available on commercially reasonable terms, or at all, which could have an adverse effect on our business and financial condition.

If we are unable to obtain and maintain patent protection for our current product candidates, any future product candidates we may develop and our technology, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours.

Our success depends, in large part, on our ability to seek, obtain and maintain patent protection in the United States and other countries with respect to our product candidates and to future innovation related to our manufacturing technology. Our licensors have sought and we intend to seek to protect our proprietary position by filing patent applications in the United States, the United Kingdom and elsewhere, related to certain technologies and our product candidates that are important to our business. Our current patent portfolio contains a limited number of patent applications, the majority of which are in-licensed from third parties and relate to compositions related to gene therapy vectors and methods of use of those vectors. However, the risks associated with patent rights generally apply to patent rights that we in-license now or in the future, as well as patent rights that we may own in the future. Moreover, the risks apply with respect to patent rights and other intellectual property applicable to our product candidates, as well as to any intellectual property rights that we may acquire in the future related to future product candidates, if any.

The patent prosecution process is expensive, time-consuming and complex, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost or in a timely manner.

In some cases, the work of certain academic researchers in the gene therapy field has entered the public domain, which we believe precludes our ability to obtain patent protection for certain inventions relating to such work. Consequently, we will not be able to assert any such patents to prevent others from using our technology for, and developing and marketing competing products to treat, these indications. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

We are a party to intellectual property license agreements with Oxford and Oxford BioMedica (UK) Limited, or BioMedica, which are important to our business, and we expect to enter into additional license agreements in the future. Our existing license agreements impose, and we expect that future license agreements will impose, various due diligence, development and commercialization timelines, milestone payments, royalties and other obligations on us. See the description in the section titled “Item 4.B. Information on the Company—Business Overview—Collaboration and License Agreements” herein. If we fail to comply with our obligations under these agreements, or we are subject to a bankruptcy, or, in some cases, under other circumstances, the licensor may have the right to terminate the license, in which event we would not be able to market product candidates covered by the license. In addition, certain of these license agreements are not assignable by us without the consent of the respective licensor, which may have an adverse effect on our ability to engage in certain transactions.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has, in recent years, been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of any patent rights are highly uncertain. Our licensed patent applications may not result in patents being issued which protect our technology or product candidates, effectively prevent others from commercializing competitive technologies and product candidates or otherwise provide any competitive advantage. In fact, patent applications may not issue as patents at all. Even assuming patents issue from patent applications in which we have rights, changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection.

Other parties have developed technologies that may be related or competitive to our own and such parties may have filed or may file patent applications, or may have received or may receive patents, claiming inventions that may overlap or conflict with those claimed in our own patent applications or issued patents. We may not be aware of all third-party intellectual property rights potentially relating to our current and future our product candidates. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and in other jurisdictions are typically not published until 18 months after filing, or, in some cases, not at all. Therefore, we cannot know with certainty whether the inventors of our licensed patents and applications were the first to make the inventions claimed in those patents or pending patent applications, or that they were the first to file for patent protection of such inventions. Similarly, should we own any patents or patent applications in the future, we may not be certain that we were the first to file for patent protection for the inventions claimed in such patents or patent applications. As a result, the issuance, scope, validity and commercial value of our patent rights cannot be predicted with any certainty.

The degree of patent protection we require to successfully compete in the marketplace may be unavailable or severely limited in some cases and may not adequately protect our rights or permit us to gain or keep any competitive advantage. We cannot provide any assurances that any of our licensed patents have, or that any of our pending licensed patent applications that mature into issued patents will include, claims with a scope sufficient to protect our product candidates or otherwise provide any competitive advantage. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Furthermore, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after it is filed. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our licensed patent portfolio may not provide us with adequate and continuing patent protection sufficient to exclude others from commercializing products similar to our product candidates, including biosimilar versions of such products. In addition, the intellectual property portfolio licensed to us by Oxford may be used by them or licensed to third parties, and such third parties may have certain enforcement rights. Thus, patents licensed to us could be put at risk of being invalidated or interpreted narrowly in litigation filed by or against our licensors or another licensee or in administrative proceedings brought by or against our licensors or another licensee in response to such litigation or for other reasons.

Even if we acquire patent protection that we expect should enable us to maintain some competitive advantage, third parties, including competitors, may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. In litigation, a competitor could claim that our patents, if issued, are not valid for a number of reasons. If a court agrees, we would lose our rights to those challenged patents.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability and our licensed patents may be challenged in courts or patent offices in the United States and abroad. For example, we may be subject to a third-party submission of prior art to the U.S. Patent and Trademark Office, or USPTO, challenging the validity of one or more claims of our licensed patents. Such submissions may also be made prior to a patent’s issuance, precluding the granting of a patent based on one of our pending licensed patent applications. We may become involved in opposition, derivation, reexamination, inter partes review, post-grant review or interference proceedings challenging the patent rights of others from whom we have obtained licenses to such rights. Competitors may claim that they invented the inventions claimed in our licensed issued patents or patent applications prior to the inventors of such patents or applications, or may have filed patent applications before Oxford or BioMedica, as owner of the patent rights. A competitor who can establish an earlier filing or invention date may also claim that we are infringing their patents and that we therefore cannot practice our technology as claimed under our licensed patents, if issued. Competitors may also contest our licensed patents, if issued, by showing that the invention was not patent-eligible, was not novel, was obvious or that the patent claims failed any other requirement for patentability.

In addition, Oxford may in the future be subject to claims by former employees or consultants asserting an ownership right in our licensed patent applications, as a result of the work they performed. An adverse determination in any such submission or proceeding may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar technology and therapeutics, without payment to us, or could limit the duration of the patent protection covering our technology and product candidates. Such challenges may also result in our inability to manufacture or commercialize our product candidates without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Even if they are unchallenged, our licensed patents and pending patent applications, if issued, may not provide us with any meaningful protection or prevent competitors from designing around our patent claims to circumvent our licensed patents by developing similar or alternative technologies or therapeutics in a non-infringing manner. For example, a third party may develop a competitive therapeutic that provides benefits similar to one or more of our product candidates but that uses a vector or an expression construct that falls outside the scope of our patent protection. If the patent protection provided by the patents and patent applications we hold or pursue with respect to our product candidates is not sufficiently broad to impede such competition, our ability to successfully commercialize our product candidates could be negatively affected, which would harm our business.

Our intellectual property licenses with third parties may be subject to disagreements over contract interpretation, which could narrow the scope of our rights to the relevant intellectual property or technology or increase our financial or other obligations to our licensors.

We currently depend, and will continue to depend, on our license agreements, including our agreements with Oxford and BioMedica, whereby we obtain rights in certain patents and patent applications owned by them. Further development and commercialization of our current product candidates may, and development of any future product candidates will, require us to enter into additional license or collaboration agreements, including, potentially, additional agreements with Oxford or BioMedica. The agreements under which we currently license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have an adverse effect on our business, financial condition, results of operations and prospects.

If any of our licenses or material relationships or any in-licenses upon which our licenses are based are terminated or breached, we may:

▪	lose our rights to develop and market our product candidates;
▪	lose patent protection for our product candidates;
▪	experience significant delays in the development or commercialization of our product candidates;
▪	not be able to obtain any other licenses on acceptable terms, if at all; or
▪	incur liability for damages.

In addition, a third party may in the future bring claims that our performance under our license agreements, including our sponsoring of clinical trials, interferes with such third party’s rights under its agreement with one of our licensors. If any such claim were successful, it may adversely affect our rights and ability to advance our product candidates as a clinical candidates or subject us to liability for monetary damages, any of which would have an adverse effect on our business, financial condition, results of operations and prospects.

These risks apply to any agreements that we may enter into in the future for our current or any future product candidates. If we experience any of the foregoing, it could have a negative impact on our business, financial condition, results or operations and prospects.

If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.

We have entered into license agreements with third parties and may need to obtain additional licenses from one or more of these same third parties or from others to advance our research or allow commercialization of our product candidates. It is possible that we may be unable to obtain additional licenses at a reasonable cost or on reasonable terms, if at all. In that event, we may be required to expend significant time and resources to redesign our product candidates or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize our product candidates, which would harm our business. We cannot provide any assurances that third-party patents or other intellectual property rights do not exist which might be enforced against our current or future manufacturing methods or product candidates, resulting in either an injunction prohibiting our manufacture or sales, or, with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties.

In each of our existing license agreements, and we expect in our future agreements, patent prosecution of our licensed technology is controlled solely by the licensor, and we may be required to reimburse the licensor for their costs of patent prosecution. If our licensors fail to obtain and maintain patent or other protection for the proprietary intellectual property we license from them, we could lose our rights to the intellectual property or our exclusivity with respect to those rights, and our competitors could market competing products using the intellectual property. Our license agreements with Oxford also require us to meet development thresholds to maintain each license, including establishing a set timeline for developing and commercializing product candidates. Disputes may arise regarding intellectual property subject to a licensing agreement, including:

▪	the scope of rights granted under the license agreement and other interpretation-related issues;
▪	the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;
▪	the sublicensing of patent and other rights pursuant to our collaborative development relationships;
▪	our diligence obligations under the license agreements and what activities satisfy those diligence obligations;
▪	the inventorship or ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and
▪	the priority of invention of patented technology.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize our product candidates.

We may not be successful in obtaining necessary rights to our product candidates through acquisitions and in-licenses.

We currently have certain rights to the intellectual property, through licenses from third parties, to develop our product candidates. Because our programs may require the use of additional proprietary rights held by these or other third parties, the growth of our business likely will depend, in part, on our ability to acquire, in-license or use these proprietary rights. We may be unable to acquire or in-license any compositions, methods of use, processes or other intellectual property rights from third parties that we identify as necessary for our product candidates. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment.

We may collaborate with non-profit and academic institutions to accelerate our preclinical research and development under written agreements with these institutions. These institutions may provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration. Regardless of such option, we may be unable to negotiate a license within the specified timeframe or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to other parties, potentially blocking our ability to pursue our program.

If we are unable to successfully obtain rights to required third-party intellectual property or maintain the existing intellectual property rights we have, we may have to abandon development of our product candidates and our business, financial condition, results of operations and prospects could suffer. Moreover, to the extent that we seek to develop other product candidates in the future, we will likely require acquisition or in-license of additional proprietary rights held by third parties.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated as a result of non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other government fees on patents and/or applications will be due to be paid to the USPTO and various government patent agencies outside of the United States over the lifetime of our licensed patents and/or applications and any patent rights we may own in the future. We rely on our outside counsel or our licensing partners to pay these fees due to non-U.S. patent agencies. The USPTO and various non-U.S. government patent agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply and we are also dependent on our licensors to take the necessary action to comply with these requirements with respect to our licensed intellectual property. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market and this circumstance could have an adverse effect on our business.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States could be less extensive than those in the United States. In some cases, we may not be able to obtain patent protection for certain licensed technology outside the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States, even in jurisdictions where we do pursue patent protection. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, even in jurisdictions where we do pursue patent protection or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not pursued and obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our product candidates and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents, if pursued and obtained, or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Issued patents covering our product candidates could be found invalid or unenforceable if challenged in court. We may not be able to protect our trade secrets in court.

If one of our licensing partners or we initiate legal proceedings against a third party to enforce a patent covering our product candidates, assuming such a patent has issued or does issue, the defendant could counterclaim that the patent covering our product candidates is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could include an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, written description, non-enablement or failure to claim patent-eligible subject matter. Grounds for an unenforceability assertion could include an allegation that someone connected with prosecution of the patent withheld information material to patentability from the USPTO, or made a misleading statement, during prosecution. Third parties also may raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review, inter partes review and equivalent proceedings in foreign jurisdictions. Such proceedings could result in the revocation or cancellation of or amendment to our patents in such a way that they no longer cover our product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which the patent examiner and we or our licensing partners were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we could lose at least part, and perhaps all, of the patent protection on our product candidates. Such a loss of patent protection could have an adverse impact on our business.

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes for which patents are difficult to enforce and any other elements of our product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect and some courts inside and outside the United States are less willing or unwilling to protect trade secrets. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors and contractors. However, we may not be able to prevent the unauthorized disclosure or use of our technical know-how or other trade secrets by the parties to these agreements, despite the existence generally of confidentiality agreements and other contractual restrictions. Monitoring unauthorized uses and disclosures is difficult and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. If any of the collaborators, scientific advisors, employees and consultants who are parties to these agreements breach or violate the terms of any of these agreements, we may not have adequate remedies for any such breach or violation. As a result, we could lose our trade secrets.

We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements and security measures, they may still be breached, and we may not have adequate remedies for any breach.

In addition, our trade secrets may otherwise become known or be independently discovered by competitors. Competitors could purchase our product candidates and attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our protected technology or develop their own competitive technologies that fall outside of our intellectual property rights. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate such trade secrets, from using that technology or information to compete with us. If our trade secrets are not adequately protected so as to protect our market against competitors’ therapeutics, our competitive position could be adversely affected, as could our business.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights.

Our commercial success depends upon our ability and the ability of our future collaborators to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing the proprietary rights and intellectual property of third parties. The biotechnology and pharmaceutical industries are characterized by extensive and complex litigation regarding patents and other intellectual property rights. We may in the future become party to, or be threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our product candidates and technology, including interference proceedings, post grant review and inter partes review before the USPTO. Our competitors or other third parties may assert infringement claims against us, alleging that our therapeutics, manufacturing methods, formulations or administration methods are covered by their patents. Given the vast number of patents in our field of technology, we cannot be certain or guarantee that we do not infringe existing patents or that we will not infringe patents that may be granted in the future. Many companies and institutions have filed, and continue to file, patent applications related to gene therapy and related manufacturing methods. Some of these patent applications have already been allowed or issued and others may issue in the future. For example, we are aware of an issued U.S. patent and an allowed U.S. patent application that claim codon-optimized versions of the RPGR gene and foreign counterparts thereof. Since this area is competitive and of strong interest to pharmaceutical and biotechnology companies, there will likely be additional patent applications filed and additional patents granted in the future, as well as additional research and development programs expected in the future. Furthermore, because patent applications can take many years to issue, may be confidential for 18 months or more after filing and can be revised before issuance, there may be applications now pending which may later result in issued patents that may be infringed by the manufacture, use, sale or importation of our product candidates and we may or may not be aware of such patents. If a patent holder believes the manufacture, use, sale or importation of one of our product candidates infringes its patent, the patent holder may sue us even if we have licensed other patent protection for our technology. Moreover, we may face patent infringement claims from non-practicing entities that have no relevant product revenue and against whom our licensed patent portfolio may therefore have no deterrent effect.

It is also possible that we have failed to identify relevant third-party patents or applications. For example, applications filed before November 29, 2000 and certain applications filed after that date that will not be filed outside the United States may remain confidential until patents issue. Moreover, it is difficult for industry participants, including us, to identify all third-party patent rights that may be relevant to our product candidates and technologies because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims. We may fail to identify relevant patents or patent applications or may identify pending patent applications of potential interest but incorrectly predict the likelihood that such patent applications may issue with claims of relevance to our technology. In addition, we may be unaware of one or more issued patents that would be infringed by the manufacture, sale or use of a current or future product candidate, or we may incorrectly conclude that a third-party patent is invalid, unenforceable or not infringed by our activities. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our technologies, our product candidates or the use of our product candidates.

Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future, regardless of their merit. There is a risk that third parties may choose to engage in litigation with us to enforce or to otherwise assert their patent or other intellectual property rights against us. Even if we believe such claims are without merit, a court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, which could adversely affect our ability to commercialize our product candidates. In order to successfully challenge the validity of any such U.S. patent in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. Similarly, there is no assurance that a court of competent jurisdiction would find that product candidates or our technology did not infringe a third-party patent.

Patent and other types of intellectual property litigation can involve complex factual and legal questions, and their outcome is uncertain. If we are found, or believe there is a risk that we may be found, to infringe a third party’s valid and enforceable intellectual property rights, we could be required or may choose to obtain a license from such third party to continue developing, manufacturing and marketing our product candidates and technology. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments. We could be forced, including by court order, to cease developing, manufacturing and commercializing the infringing technology or product candidate. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right. A finding of infringement could prevent us from manufacturing and commercializing our product candidates or force us to cease some or all of our business operations, which could harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business, financial condition, results of operations and prospects.

Intellectual property litigation could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

Litigation or other legal proceedings relating to intellectual property claims, with or without merit, are unpredictable and generally expensive and time-consuming. Competitors may infringe our patents or the patents of our licensing partners, should such patents issue, or we may be required to defend against claims of infringement. To counter infringement or unauthorized use claims or to defend against claims of infringement can be expensive and time consuming. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our ADSs. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities.

We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing, misappropriating or successfully challenging our intellectual property rights. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a negative impact on our ability to compete in the marketplace.

We may be subject to claims asserting that our employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Certain of our employees, consultants or advisors are currently, or were previously, employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors, as well as our academic partners. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that these individuals or we have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. An inability to incorporate such technologies or features would harm our business and may prevent us from successfully commercializing our product candidates. In addition, we may lose personnel as a result of such claims and any such litigation or the threat thereof may adversely affect our ability to hire employees or contract with independent contractors. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our product candidates, which would have an adverse effect on our business, results of operations and financial condition. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. Moreover, even when we obtain agreements assigning intellectual property to us, the assignment of intellectual property rights may not be self-executing or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Furthermore, individuals executing agreements with us may have preexisting or competing obligations to a third party, such as an academic institution, and thus an agreement with us may be ineffective in perfecting ownership of inventions developed by that individual. Disputes about the ownership of intellectual property that we may own may have an adverse effect on our business.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes several significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted and also may affect patent litigation. These also include provisions that switched the United States from a “first-to-invent” system to a “first-to-file” system, allow third-party submission of prior art to the USPTO during patent prosecution and set forth additional procedures to attack the validity of a patent through various post-grant proceedings administered by the USPTO. Under a first-to-file system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to the patent on an invention regardless of whether another inventor had made the invention earlier. The USPTO developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first-to-file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a negative impact effect on our business, financial condition, results of operations and prospects.

The patent positions of companies engaged in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. Two cases involving diagnostic method claims and “gene patents” have recently been decided by the Supreme Court of the United States, or the Supreme Court. On March 20, 2012, the Supreme Court issued a decision in Mayo Collaborative Services v. Prometheus Laboratories, Inc., or Prometheus, a case involving patent claims directed to a process of measuring a metabolic product in a patient to optimize a drug dosage for the patient. According to the Supreme Court, the addition of well-understood, routine or conventional activity such as “administering” or “determining” steps was not enough to transform an otherwise patent-ineligible natural phenomenon into patent-eligible subject matter. On July 3, 2012, the USPTO issued a guidance memo to patent examiners indicating that process claims directed to a law of nature, a natural phenomenon or a naturally occurring relation or correlation that do not include additional elements or steps that integrate the natural principle into the claimed invention such that the natural principle is practically applied and the claim amounts to significantly more than the natural principle itself should be rejected as directed to patent-ineligible subject matter. On June 13, 2013, the Supreme Court issued its decision in Association for Molecular Pathology v. Myriad Genetics, Inc., or Myriad, a case involving patent claims held by Myriad Genetics, Inc. relating to the breast cancer susceptibility genes BRCA1 and BRCA2. Myriad held that an isolated segment of naturally occurring DNA, such as the DNA constituting the BRCA1 and BRCA2 genes, is not patent-eligible subject matter, but that complementary DNA may be patent-eligible.

Recently, the USPTO issued a guidance memorandum to patent examiners titled, “2014 Procedure For Subject Matter Eligibility Analysis Of Claims Reciting Or Involving Laws Of Nature/Natural Principles, Natural Phenomena, And/Or Natural Products.” These guidelines instruct USPTO examiners on the ramifications of the Prometheus and Myriad rulings and apply the Myriad ruling to natural products and principles including all naturally occurring nucleic acids. Certain claims of our licensed patents and patent applications contain claims that relate to specific recombinant DNA sequences that are naturally occurring at least in part and, therefore, could be the subject of future challenges made by third parties. In addition, the recent USPTO guidance could impact our ability to pursue similar patent claims in patent applications we may prosecute in the future.

We cannot assure you that our efforts to seek patent protection for our technology and product candidates will not be negatively impacted by the decisions described above, rulings in other cases or changes in guidance or procedures issued by the USPTO. We cannot fully predict what impact the Supreme Court’s decisions in Prometheus and Myriad may have on the ability of life science companies to obtain or enforce patents relating to their products and technologies in the future. These decisions, the guidance issued by the USPTO and rulings in other cases or changes in USPTO guidance or procedures could have a negative impact on our existing patent portfolio and our ability to protect and enforce our intellectual property in the future.

Moreover, although the Supreme Court has held in Myriad that isolated segments of naturally occurring DNA are not patent-eligible subject matter, certain third parties could allege that activities that we may undertake infringe other gene-related patent claims, and we may deem it necessary to defend ourselves against these claims by asserting non-infringement and/or invalidity positions, or paying to obtain a license to these claims. In any of the foregoing or in other situations involving third-party intellectual property rights, if we are unsuccessful in defending against claims of patent infringement, we could be forced to pay damages or be subjected to an injunction that would prevent us from utilizing the patented subject matter. Such outcomes could harm our business, financial condition, results of operations or prospects.

We may need to obtain patent term extension for our product candidates.

Depending upon the timing, duration and specifics of any FDA marketing approval of our product candidates, one or more U.S. patents that we license or may own in the future may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process based on the first regulatory approval for a particular drug or biologic. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. However, we may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. In addition, to the extent we wish to pursue patent term extension based on a patent that we in-license from a third party, we would need the cooperation of that third party. If we are unable to obtain patent term extension or the term of any such extension is less than we request, our competitors may be able to enter the market sooner, and our revenue could be reduced.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest.

We do not currently have any registered trademarks and we have not filed any trademark applications to date. Any trademark applications in the United States, Europe and in other foreign jurisdictions where we may file may not be allowed or may subsequently be opposed. Once filed and registered, our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. As a means to enforce our trademark rights and prevent infringement, we may be required to file trademark claims against third parties or initiate trademark opposition proceedings. This can be expensive and time-consuming, particularly for a company of our size. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources.

Intellectual property rights and regulatory exclusivity rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

▪	others may be able to make gene therapy products that are similar to our product candidates but that are not covered by the claims of the patents that we license or may own in the future;
▪

we, or our license partners or future collaborators, might not have been the first to make the inventions covered by the issued patent or pending patent applications that we license or may own in the future;

▪	we, or our license partners or future collaborators, might not have been the first to file patent applications covering certain of our or their inventions;
▪	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or licensed intellectual property rights;
▪

others may circumvent our regulatory exclusivities, such as by pursuing approval of a competitive product candidate via the traditional approval pathway based on their own clinical data, rather than relying on the abbreviated pathway provided for biosimilar applicants;

▪	it is possible that our pending licensed patent applications or those that we may own in the future will not lead to issued patents;
▪	issued patents that we hold rights to now or in the future may be held invalid or unenforceable, including as a result of legal challenges by our competitors;
▪	others may have access to the same intellectual property rights licensed to us on a non-exclusive basis;
▪

our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

▪	we may not develop additional proprietary technologies that are patentable;
▪	the patents or other intellectual property rights of others may have an adverse effect on our business; or
▪	we may choose not to file a patent for certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could significantly harm our business, financial condition, results of operations and prospects.

Risks Related to Government Regulation

Even if we complete the necessary clinical trials, we cannot predict when, or if, we will obtain regulatory approval to commercialize our product candidates and the approval may be for a more narrow indication than we seek.

We cannot commercialize a product candidate until the appropriate regulatory authorities have reviewed and approved the product candidate. The FDA must review and approve any new pharmaceutical product before it can be marketed and sold in the United States. The FDA regulatory review and approval process, which includes evaluation of preclinical studies and clinical trials of a product candidate and proposed labeling, as well as the evaluation of the manufacturing process and manufacturers’ facilities, is lengthy, expensive and uncertain. To obtain approval, we must, among other things, demonstrate with substantial evidence from well-controlled clinical trials that the product candidate is both safe and effective for each indication where approval is sought. Even if our product candidates meet the FDA’s safety and efficacy endpoints in clinical trials, the FDA may not complete their review processes in a timely manner, or we may not be able to obtain regulatory approval. The FDA has substantial discretion in the review and approval process and may refuse to file our application for substantive review or may determine after review of our data that our application is insufficient to allow approval of our product candidates. The FDA may require that we conduct additional preclinical studies, clinical trials or manufacturing validation studies and submit that data before it will reconsider our application. Additional delays may result if an FDA Advisory Committee or other regulatory authority recommends non-approval or restrictions on approval. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory authority policy during the period of product development, clinical trials and the review process.

The FDA, EMA or other regulatory authorities also may approve a product candidate for more limited indications than requested or may impose significant limitations in the form of narrow indications, warnings or a REMS. These regulatory authorities may require precautions or contraindications with respect to conditions of use or may grant approval subject to the performance of costly post-marketing clinical trials. In addition, the FDA, EMA or other regulatory authorities may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates. Any of the foregoing scenarios could harm the commercial prospects for our product candidates and negatively impact our business, financial condition, results of operations and prospects.

Delays in obtaining regulatory approval of our manufacturing process and facility or disruptions in our manufacturing process may delay or disrupt our product development and commercialization efforts. To date, to our knowledge, a limited number of cGMP gene therapy manufacturing facilities in the United States have received approval from the FDA for the manufacture of an approved gene therapy product.

We do not currently operate manufacturing facilities for clinical or commercial production of our product candidates. Before we can begin to commercially manufacture our product candidates, whether in a third-party facility or in our own facility, once established, we must obtain regulatory approval from the FDA for our manufacturing process and facility. A manufacturing authorization must also be obtained from the appropriate European Union regulatory authorities. To date, to our knowledge, a limited number of cGMP gene therapy manufacturing facilities in the United States have received approval from the FDA for the manufacture of an approved gene therapy product and, therefore, the timeframe required for us to obtain such approval is uncertain.  In addition, we or a third-party manufacturer must pass a pre-approval inspection of the manufacturing facility by the FDA before our product candidates can obtain marketing approval. In order to obtain approval, we will need to ensure that all of our processes, methods and equipment are compliant with cGMP, and perform extensive audits of vendors, contract laboratories and suppliers. If any of our vendors, contract laboratories or suppliers are found to be non-compliant with cGMP, we may experience delays or disruptions in manufacturing while we work with these third parties to remedy the violation or while we work to identify suitable replacement vendors. The cGMP requirements govern quality control of the manufacturing process and documentation policies and procedures. In complying with cGMP, we will be obligated to expend time, money and effort in production, record keeping and quality control to assure that the product meets applicable specifications and other requirements. If we fail to comply with these requirements, we would be subject to possible regulatory action and may not be permitted to sell any product candidate that we may develop.

If we or our third-party manufacturers fail to comply with applicable cGMP regulations, the FDA, EMA and other regulatory authorities can impose regulatory sanctions including, among other things, refusal to approve a pending application for a new product candidate or suspension or revocation of a pre-existing approval. Such an occurrence may cause our business, financial condition, results of operations and prospects to be harmed.

Additionally, if the supply from our third-party manufacturers is interrupted, there could be a significant disruption in commercial supply of our products. We do not currently have a backup manufacturer of our product candidate supply for clinical trials or commercial sale. An alternative manufacturer would need to be qualified through a supplement to its regulatory filing, which could result in further delays. The regulatory authorities also may require additional clinical trials if a new manufacturer is relied upon for commercial production. Switching manufacturers may involve substantial costs and could result in a delay in our desired clinical and commercial timelines.

If our competitors are able to obtain orphan drug exclusivity for products that constitute the same drug and treat the same indications as our product candidates, we may not be able to have competing products approved by applicable regulatory authorities for a significant period of time. In addition, even if we obtain orphan drug exclusivity for any of our products, such exclusivity may not protect us from competition.

Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate products for relatively small patient populations as orphan drugs. Under the Orphan Drug Act of 1983, the FDA may designate a product candidate as an orphan drug if it is intended to treat a rare disease or condition, which is generally defined as having a patient population of fewer than 200,000 individuals in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the European Union, the EMA’s Committee for Orphan Medicinal Products grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Union. Additionally, orphan designation is granted for products intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the drug or biologic product.

We have received orphan drug designation for NSR-REP1 for the treatment of CHM from the FDA in the United States and from the EMA in the European Union. We have also received orphan drug designation for NSR-RPGR for the treatment of XLRP from the EMA in the European Union. The designation of any of our product candidates as an orphan product does not guarantee that any regulatory agency will accelerate regulatory review of, or ultimately approve, that product candidate, nor does it limit the ability of any regulatory agency to grant orphan drug designation to product candidates of other companies that treat the same indications as our product candidates prior to our product candidates receiving exclusive marketing approval. For example, we are aware that Spark Therapeutics Inc. was also granted orphan product designation by the EMA and FDA for its product candidate for the treatment of CHM and is currently enrolling patients in a Phase 1/2 clinical trial.

Generally, if a product candidate with an orphan drug designation receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA or the EMA from approving another marketing application for a product that constitutes the same drug treating the same indication for that marketing exclusivity period, except in limited circumstances. If another sponsor receives such approval before we do (regardless of our orphan drug designation), we will be precluded from receiving marketing approval for our product for the applicable exclusivity period. The applicable period is seven years in the United States and ten years in the European Union. The exclusivity period in the European Union can be reduced to six years if a product no longer meets the criteria for orphan drug designation or if the product is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be revoked if any regulatory agency determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the product to meet the needs of patients with the rare disease or condition.

Even if we obtain orphan drug exclusivity for a product candidate, that exclusivity may not effectively protect the product candidate from competition because different drugs can be approved for the same condition. In the United States, even after an orphan drug is approved, the FDA may subsequently approve another drug for the same condition if the FDA concludes that the latter drug is not the same drug or is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In the European Union, marketing authorization may be granted to a similar medicinal product for the same orphan indication if:

▪

the second applicant can establish in its application that its medicinal product, although similar to the orphan medicinal product already authorized, is safer, more effective or otherwise clinically superior;

▪	the holder of the marketing authorization for the original orphan medicinal product consents to a second orphan medicinal product application; or
▪	the holder of the marketing authorization for the original orphan medicinal product cannot supply sufficient quantities of orphan medicinal product.

Even if we obtain regulatory approval for a product candidate, our product candidates will remain subject to regulatory oversight.

Even if we obtain regulatory approval for our product candidates, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping and submission of safety and other post-market information. Any regulatory approvals that we receive for our product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the quality, safety and efficacy of the product. For example, the holder of an approved BLA is obligated to monitor and report adverse events and any failure of a product to meet the specifications in the BLA. FDA guidance advises that patients treated with some types of gene therapy undergo follow-up observations for potential adverse events for as long as 15 years. The holder of an approved BLA also must submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process. In addition, the holder of a BLA must comply with the FDA’s advertising and promotion requirements, such as those related to the prohibition on promoting products for uses or in patient populations that are not described in the product’s approved labeling (known as “off-label use”). Advertising and promotional materials must comply with FDA rules and are subject to FDA review, in addition to other potentially applicable federal and state laws.

In addition, product manufacturers and their facilities are subject to payment of user fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP requirements and adherence to commitments made in the BLA or foreign marketing application. If we, or a regulatory authority, discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured or if a regulatory authority disagrees with the promotion, marketing or labeling of that product, a regulatory authority may impose restrictions relative to that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing.

If we fail to comply with applicable regulatory requirements following approval of our product candidates, a regulatory or enforcement authority may:

▪	issue a warning letter asserting that we are in violation of the law;
▪	seek an injunction or impose administrative, civil or criminal penalties or monetary fines;
▪	suspend or withdraw regulatory approval;
▪	suspend any ongoing clinical trials;
▪	refuse to approve a pending BLA or comparable foreign marketing application (or any supplements thereto) submitted by us or our strategic partners;
▪	restrict the marketing or manufacturing of the product;
▪	seize or detain the product or otherwise require the withdrawal of the product from the market;
▪	refuse to permit the import or export of the product; or
▪	refuse to allow us to enter into supply contracts, including government contracts.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize our product candidates and adversely affect our business, financial condition, results of operations and prospects.

In addition, the FDA’s policies, and those of the EMA and other regulatory authorities, may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability, which would negatively impact our business, financial condition, results of operations and prospects.

Even if we obtain and maintain approval for our product candidates in a major pharmaceutical market such as the United States, we may never obtain approval for our product candidates in other major markets.

In order to market any products in a country or territory, we must establish and comply with numerous and varying regulatory requirements of such countries or territories regarding safety and efficacy. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval procedures vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking regulatory approvals in all major markets could result in significant delays, difficulties and costs for us and may require additional preclinical studies or clinical trials, which would be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our product candidates in those countries. Satisfying these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. In addition, our failure to obtain regulatory approval in any country may delay or have negative effects on the process for regulatory approval in other countries. We currently do not have any product candidates approved for sale in any jurisdiction, whether in the United States, Europe or any other international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be compromised.

We may seek a conditional marketing authorization in Europe for some or all of our current product candidates, but we may not be able to obtain or maintain such designation.

As part of its marketing authorization process, the EMA may grant marketing authorizations for certain categories of medicinal products on the basis of less complete data than is normally required, when doing so may meet unmet medical needs of patients and serve the interest of public health. In such cases, it is possible for the Committee for Medicinal Products for Human Use, or CHMP, to recommend the granting of a marketing authorization, subject to certain specific obligations to be reviewed annually, which is referred to as a conditional marketing authorization. This may apply to medicinal products for human use that fall under the jurisdiction of the EMA, including those that aim at the treatment, the prevention, or the medical diagnosis of seriously debilitating or life-threatening diseases and those designated as orphan medicinal products.

A conditional marketing authorization may be granted when the CHMP finds that, although comprehensive clinical data referring to the safety and efficacy of the medicinal product have not been supplied, all the following requirements are met:

▪	the risk-benefit balance of the medicinal product is positive;
▪	it is likely that the applicant will be in a position to provide the comprehensive clinical data;
▪	unmet medical needs will be fulfilled; and
▪	the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data is still required.

The granting of a conditional marketing authorization is restricted to situations in which only the clinical part of the application is not yet fully complete. Incomplete preclinical or quality data may only be accepted if duly justified and only in the case of a product intended to be used in emergency situations in response to public health threats. Conditional marketing authorizations are valid for one year, on a renewable basis. The holder will be required to complete ongoing trials or to conduct new trials with a view to confirming that the benefit-risk balance is positive. In addition, specific obligations may be imposed in relation to the collection of pharmacovigilance data.

Granting a conditional marketing authorization allows medicines to reach patients with unmet medical needs earlier than might otherwise be the case and will ensure that additional data on a product is generated, submitted, assessed and acted upon. Although we may seek a conditional marketing authorization for one or more of our product candidates by the EMA, the CHMP may ultimately not agree that the requirements for such conditional marketing authorization have been satisfied and hence delay the commercialization of our product candidates.

Healthcare legislative reform measures may have a negative impact on our business and results of operations.

In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any product candidates for which we obtain marketing approval.

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, changed the way Medicare covers and pays for pharmaceutical products. The MMA expanded Medicare coverage for outpatient drug purchases by adding a new Medicare Part D program and introduced a new reimbursement methodology based on average sales prices for Medicare Part B physician-administered drugs. In addition, the MMA authorized Medicare Part D prescription drug plans to limit the number of drugs that will be covered in any therapeutic class in their formularies. The MMA’s cost reduction initiatives and other provisions could decrease the coverage and price that we receive for any approved products. While the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from the MMA may result in a similar reduction in payments from private payors. Similar regulations or reimbursement policies may be enacted in international markets which could similarly impact our business.

More recently, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or the PPACA, was passed, which substantially changes the way healthcare is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry. The PPACA, among other things: (i) addresses a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; (ii) increases the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations; (iii) establishes annual fees and taxes on manufacturers of certain branded prescription drugs; (iv) expands the availability of lower pricing under the 340B drug pricing program by adding new entities to the program; and (v) establishes a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (and 70% starting January 1, 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D. Additionally, in the United States, the Biologics Price Competition and Innovation Act of 2009 created an abbreviated approval pathway for biologic products that are demonstrated to be “highly similar” (biosimilar) or “interchangeable” with an FDA-approved biologic product. This new pathway could allow competitors to reference data from biologic products already approved after 12 years from the time of approval. This could expose us to potential competition by lower-cost biosimilars even if we commercialize a product candidate faster than our competitors. Moreover, the creation of this abbreviated approval pathway does not preclude or delay a third party from pursuing approval of a competitive product candidate via the traditional approval pathway based on their own clinical trial data.

Additional changes that may affect our business include those governing enrollment in federal healthcare programs, reimbursement changes, rules regarding prescription drug benefits under the health insurance exchanges and fraud and abuse and enforcement. Continued implementation of the PPACA and the passage of additional laws and regulations may result in the expansion of new programs such as Medicare payment for performance initiatives, and may impact existing government healthcare programs, such as by improving the physician quality reporting system and feedback program.

For each state that does not choose to expand its Medicaid program, there likely will be fewer insured patients overall, which could impact the sales, business and financial condition of manufacturers of branded prescription drugs. Where patients receive insurance coverage under any of the new options made available through the PPACA, manufacturers may be required to pay Medicaid rebates on that resulting drug utilization. The U.S. federal government also has announced delays in the implementation of key provisions of the PPACA. The implications of these delays for our and our potential partners’ business and financial condition, if any, are not yet clear.

In addition, there have been judicial and congressional challenges to certain aspects of the PPACA, and we expect the current administration and Congress will likely continue to seek legislative and regulatory changes, including repeal and replacement of certain provisions of the PPACA. For example, with enactment of the Tax Cuts and Jobs Act of 2017, which was signed by President Trump on December 22, 2017, Congress repealed the “individual mandate.” The repeal of this provision, which requires most Americans to carry a minimal level of health insurance, will become effective in 2019. According to the Congressional Budget Office, the repeal of the individual mandate will cause 13 million fewer Americans to be insured in 2027 and premiums in insurance markets may rise. Additionally, on January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain PPACA-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. Further, the Bipartisan Budget Act of 2018, among other things, amends the PPACA, effective January 1, 2019, to increase from 50 percent to 70 percent the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”.  The Congress will likely consider other legislation to replace elements of the PPACA, during the next Congressional session.

The Trump Administration has also taken executive actions to undermine or delay implementation of the PPACA. In January 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the PPACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the PPACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. In October 2017, the President signed a second Executive Order allowing for the use of association health plans and short-term health insurance, which may provide fewer health benefits than the plans sold through the PPACA exchanges. At the same time, the Administration announced that it will discontinue the payment of cost-sharing reduction, or CSR, payments to insurance companies until Congress approves the appropriation of funds for such CSR payments. The loss of the CSR payments is expected to increase premiums on certain policies issued by qualified health plans under the PPACA. A bipartisan bill to appropriate funds for CSR payments was introduced in the Senate, but the future of that bill is uncertain.

Other legislative changes have been proposed and adopted in the United States since the PPACA was enacted.  We expect that the PPACA, other adopted health care reform measures, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

Tax authorities may disagree with our positions and conclusions regarding certain tax positions, including research and development tax credits, resulting in unanticipated costs, taxes or non-realization of expected benefits.

A tax authority may disagree with tax positions including research and development tax credits, that we have taken, which could result in increased tax liabilities. For example, Her Majesty’s Revenue & Customs, or HMRC, the U.S. Internal Revenue Service or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including amounts paid with respect to our intellectual property development. A tax authority may take the position that material income tax liabilities, interest and penalties are payable by us, in which case, we expect that we might contrast such assessment. Contesting such an assessment may be lengthy and costly and if we were unsuccessful in disputing the assessment, the implications could increase our anticipated effective tax rate, where applicable.

We are subject to the U.K. Bribery Act, the U.S. Foreign Corrupt Practices Act and other anti-corruption laws, as well as export control laws, import and customs laws, trade and economic sanctions laws and other laws governing our operations.

Our operations are subject to anti-corruption laws, including the U.K. Bribery Act 2010, or the Bribery Act, the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. §201, the U.S. Travel Act, and other anti-corruption laws that apply in countries where we do business. The Bribery Act, the FCPA and these other laws generally prohibit us and our employees and intermediaries from authorizing, promising, offering, or providing, directly or indirectly, improper or prohibited payments, or anything else of value, to government officials or other persons to obtain or retain business or gain some other business advantage. Under the Bribery Act, we may also be liable for failing to prevent a person associated with us from committing a bribery offense. We and our commercial partners operate in a number of jurisdictions that pose a high risk of potential Bribery Act or FCPA violations, and we participate in collaborations and relationships with third parties whose corrupt or illegal activities could potentially subject us to liability under the Bribery Act, FCPA or local anti-corruption laws, even if we do not explicitly authorize or have actual knowledge of such activities. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United Kingdom and the United States, and authorities in the European Union, including applicable export control regulations, economic sanctions and embargoes on certain countries and persons, anti-money laundering laws, import and customs requirements and currency exchange regulations, collectively referred to as the Trade Control laws.

There is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the Bribery Act, the FCPA or other legal requirements, including Trade Control laws. If we are not in compliance with the Bribery Act, the FCPA and other anti-corruption laws or Trade Control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the Bribery Act, the FCPA, other anti-corruption laws or Trade Control laws by United Kingdom, United States or other authorities could also have an adverse impact on our reputation, our business, results of operations and financial condition.

Our relationships with customers, physicians and third-party payors will be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws, health information privacy and security laws and other healthcare laws and regulations. If we are found in violation of these laws and regulations, we may be required to pay a penalty or be suspended from participation in federal or state healthcare programs, which may adversely affect our business, financial condition and results of operations.

Our operations will be directly, or indirectly through our prescribers, customers and purchasers, subject to various federal and state fraud and abuse laws and regulations, including, without limitation, the federal Anti-Kickback Statute, the federal civil and criminal laws and Physician Payments Sunshine Act and regulations. These laws will impact, among other things, our clinical research programs and proposed sales, marketing and educational programs. In addition, we may be subject to patient privacy laws by both the federal government and the states in which we conduct our business. The laws that will affect our operations include, but are not limited to:

▪

the federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, in return for either the referral of an individual, or the purchase, leasing, furnishing or arranging for the purchase, lease or order of a good, facility, item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand, and prescribers, purchasers and formulary managers on the other. The PPACA amended the intent requirement of the federal Anti-Kickback Statute, such that a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it;

▪

federal civil and criminal false claims laws and civil monetary penalty laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid or other government payors that are false or fraudulent. The PPACA provides, and recent government cases against pharmaceutical and medical device manufacturers support the view that federal Anti-Kickback Statute violations and certain marketing practices, including off-label promotion, may implicate the False Claims Act;

▪

the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal statutes that prohibit, among other things, a person from knowingly and willfully executing a scheme or from making false or fraudulent statements to defraud any healthcare benefit program, regardless of the payor (e.g., public or private);

▪

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, which impose certain requirements relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization by entities subject to the rule, such as health plans, health care clearinghouses and certain health care providers, and their respective business associates that perform certain functions or activities that involve the use or disclosure of protected health information on their behalf;

▪

federal transparency laws, including the federal Physician Payment Sunshine Act, that require certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to the CMS information related to: (i) payments or other “transfers of value” made to physicians and teaching hospitals and (ii) ownership and investment interests held by physicians and their immediate family members; and

▪

state and foreign law equivalents of each of the above federal laws, state and local laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures, and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant criminal, civil and administrative sanctions including monetary penalties, damages, fines, disgorgement, individual imprisonment, and exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, reputational harm, and we may be required to curtail or restructure our operations, any of which could adversely affect our ability to operate our business and our results of operations.

The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. The shifting compliance environment and the need to build and maintain robust and expandable systems to comply with multiple jurisdictions with different compliance and/or reporting requirements increases the possibility that a healthcare company may run afoul of one or more of the requirements.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur substantial costs.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the generation, handling, use, storage, treatment, manufacture, transportation and disposal of, and exposure to, hazardous materials and wastes, as well as laws and regulations relating to occupational health and safety. Our operations involve the use of hazardous and flammable materials, including chemicals and biologic materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties. We do not carry specific biological or hazardous waste insurance coverage, and our property, casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended.

Although we maintain workers’ compensation insurance for certain costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials or other work related injuries, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for toxic tort claims that may be asserted against us in connection with our storage or disposal of biologic, hazardous or radioactive materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations, which have tended to become more stringent over time. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions or liabilities, which could adversely affect our business, financial condition, results of operations and prospects.

Risks Related to Our Business Operations

We may not be successful in our efforts to identify or discover additional product candidates and may fail to capitalize on programs or product candidates that may be a greater commercial opportunity or for which there is a greater likelihood of success.

The success of our business depends upon our ability to identify, develop and commercialize a pipeline of gene therapy treatments for rare inherited retinal diseases. Research programs to identify new product candidates require substantial technical, financial and human resources. Although certain of our product candidates are currently in clinical or preclinical development, we may fail to identify other potential product candidates for clinical development for several reasons. For example, our research may be unsuccessful in identifying potential suitable product candidates or our potential product candidates may be shown to have harmful side effects, may be commercially impracticable to manufacture or may have other characteristics that may make the products unmarketable or unlikely to receive marketing approval.

Additionally, because we have limited resources, we may forego or delay pursuit of opportunities with certain programs or product candidates or for indications that later prove to have greater commercial potential. Our spending on current and future research and development programs may not yield any commercially viable products. If we do not accurately evaluate the commercial potential for a particular product candidate, we may relinquish valuable rights to that product candidate through strategic collaboration, licensing or other arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate. Alternatively, we may allocate internal resources to a product candidate in a therapeutic area in which it would have been more advantageous to enter into a partnering arrangement.

If any of these events occur, we may be forced to abandon our development efforts with respect to a particular product candidate or fail to develop a potentially successful product candidate, which could have a negative impact on our business, financial condition, results of operations and prospects.

Our future success depends on our ability to retain key employees, consultants and advisors and to attract, retain and motivate qualified personnel.

We are highly dependent on members of our executive team, including David Fellows, our Chief Executive Officer, the loss of whose services may adversely impact the achievement of our objectives. While we have entered into employment agreements with each of our executive officers, any of them could leave our employment at any time. We currently do not have “key person” insurance on any of our employees. The loss of the services of one or more of our current employees might impede the achievement of our research, development and commercialization objectives.

Recruiting and retaining other qualified employees, consultants and advisors for our business, including scientific and technical personnel, also will be critical to our success. There currently is a shortage of skilled individuals with substantial gene therapy experience, which is likely to continue. As a result, competition for skilled personnel, including in gene therapy research and vector manufacturing, is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies and academic institutions for individuals with similar skill sets. In addition, failure to succeed in preclinical studies or clinical trials or applications for marketing approval may make it more challenging to recruit and retain qualified personnel. The inability to recruit, or loss of services of certain executives, key employees, consultants or advisors, may impede the progress of our research, development and commercialization objectives and have an adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to manage expected growth in the scale and complexity of our operations, our performance may suffer.

If we are successful in executing our business strategy, we will need to expand our managerial, operational, financial and other systems and resources to manage our operations, continue our research and development activities and, in the longer term, build a commercial infrastructure to support commercialization of any of our product candidates that are approved for sale. Future growth would impose significant added responsibilities on members of management. It is likely that our management, finance, development personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively manage our operations, growth and any future product candidates requires that we continue to develop more robust business processes and improve our systems and procedures in each of these areas and to attract and retain sufficient numbers of talented employees. We may be unable to successfully implement these tasks on a larger scale and, accordingly, may not achieve our research, development and growth goals.

Our employees, principal investigators, consultants and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of fraud or other misconduct by our employees, principal investigators, consultants and commercial partners. Misconduct by these parties could include intentional failures to comply with FDA or EMA regulations or the regulations applicable in other jurisdictions, provide accurate information to the FDA, EMA and other regulatory authorities, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Such misconduct also could involve the improper use of information obtained in the course of clinical trials or interactions with the FDA, EMA or other regulatory authorities, which could result in regulatory sanctions and cause serious harm to our reputation. While we have a code of business conduct and ethics applicable to all of our employees, it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent these activities may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from government investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, financial condition, results of operations and prospects, including the imposition of significant criminal, civil and administrative sanctions, such as monetary penalties, damages, fines, disgorgement, individual imprisonment, and exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, reputational harm, and we may be required to curtail or restructure our operations.

Product liability lawsuits against us could cause us to incur substantial liabilities and could limit commercialization of any product candidate that we may develop.

We face an inherent risk of product liability exposure related to the testing of our current and future product candidates in clinical trials and may face an even greater risk if we commercialize any product candidate that we may develop. If we cannot successfully defend ourselves against claims that our product candidates caused injuries, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

▪	decreased demand for any product candidate that we may develop;
▪	loss of revenue;
▪	substantial monetary awards to trial participants or patients;
▪	significant time and costs to defend the related litigation;
▪	withdrawal of clinical trial participants;
▪	the inability to commercialize any product candidates that we may develop; or
▪	injury to our reputation and significant negative media attention.

Although we maintain product liability insurance coverage, such insurance may not be adequate to cover all liabilities that we may incur. We anticipate that we will need to increase our insurance coverage each time we commence a clinical trial and if we successfully commercialize any product candidate. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

The United Kingdom’s vote in favor of withdrawing from the European Union may have a negative effect on global economic conditions, financial markets and our business, which could reduce the market price of our ADSs and make it more difficult to do business in Europe.

In June 2016, a majority of the eligible members of the electorate in the United Kingdom voted to withdraw from the European Union in a national referendum (commonly referred to as “Brexit”). The withdrawal of the United Kingdom from the European Union will take effect either on the effective date of the withdrawal agreement or, in the absence of agreement, two years after the United Kingdom provides a notice of withdrawal pursuant to Article 50 of the EU Treaty, unless the European Council, in agreement with the United Kingdom, unanimously decides to extend this period. On March 29, 2017, the U.K. Prime Minister formally delivered the notice of withdrawal. It appears likely that this withdrawal will involve a process of lengthy negotiations between the United Kingdom and EU Member States to determine the future terms of the United Kingdom’s relationship with the European Union.

These developments, or the perception that any of them could occur, have had and may continue to have a significant adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. In particular, it could also lead to a period of considerable uncertainty in relation to the U.K. financial and banking markets, as well as on the regulatory process in Europe. As a result of this uncertainty, global financial markets could experience significant volatility, which could adversely affect the market price of our ADSs. Asset valuations, currency exchange rates and credit ratings may also be subject to increased market volatility. Lack of clarity about future U.K. laws and regulations as the United Kingdom determines which European Union rules and regulations to replace or replicate in the event of a withdrawal, including financial laws and regulations, tax and free trade agreements, intellectual property rights, supply chain logistics, environmental, health and safety laws and regulations, immigration laws and employment laws, could decrease foreign direct investment in the United Kingdom, increase costs, depress economic activity and restrict our access to capital. If the United Kingdom and the European Union are unable to negotiate acceptable withdrawal terms or if other EU Member States pursue withdrawal, barrier-free access between the United Kingdom and other EU Member States or among the European Economic Area overall could be diminished or eliminated.

We may also face new regulatory costs and challenges that could have an adverse effect on our operations. Depending on the terms of Brexit, the United Kingdom could lose the benefits of global trade agreements negotiated by the European Union on behalf of its members, which may result in increased trade barriers that could make our doing business in Europe more difficult. In addition, currency exchange rates in the pound sterling and the euro with respect to each other and the U.S. dollar have already been adversely affected by Brexit. Furthermore, at present, there are no indications of the effect Brexit will have on the pathway to obtaining marketing approval for any of our product candidates in the United Kingdom, or what, if any, role the EMA may have in the approval process.

Exchange rate fluctuations may materially affect our results of operations and financial condition.

Owing to the international scope of our operations, fluctuations in exchange rates, particularly between the pound sterling and the U.S. dollar, may adversely affect us. Although we are based in the United Kingdom, we source research and development, manufacturing, consulting and other services from the United States and the European Union. Further, potential future revenue may be derived from abroad, particularly from the United States. As a result, our business and the price of our ADSs may be affected by fluctuations in foreign exchange rates not only between the pound sterling and the U.S. dollar, but also the euro, which may have a significant impact on our results of operations and cash flows from period to period. Currently, we do not have any exchange rate hedging arrangements in place.

Our internal computer systems, or those of our collaborators or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product development programs.

Our internal computer systems and those of our current and any future collaborators and other contractors or consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we have not experienced any such material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other proprietary information or other similar disruptions. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability, our competitive position could be harmed and the further development and commercialization of our product candidates could be delayed.

Risks Related to Ownership of Our Securities

The price of our ADSs may be volatile, and may fluctuate due to factors beyond our control.

The trading price of our ADSs has fluctuated, and is likely to continue to fluctuate significantly.  The market price of our ADSs depends on a number of factors, some of which are beyond our control, including limited trading volume. In addition to the factors discussed in this “Item 3.D.—Risk Factors” section and elsewhere in this Annual Report, these factors include:

▪	the commencement, enrollment or results of our planned and future clinical trials, as well as positive or negative results from, delays in, such testing or clinical trials;
▪	the loss of any of our key scientific or management personnel;
▪	announcements of the failure to obtain regulatory approvals or receipt of warning letters from the FDA, EMA or other regulatory agency;
▪	announcements of undesirable restricted labeling indications or patient populations, or changes or delays in regulatory review processes;
▪	announcements of innovations or new products by us or our competitors;
▪	adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;
▪	changes or developments in laws or regulations applicable to our product candidates;
▪	any adverse changes to our relationships with licensors, collaborators, manufacturers or suppliers;
▪	the failure of our testing and clinical trials;
▪	unanticipated safety concerns;
▪	the failure to retain our existing, or obtain new, collaboration partners;
▪	announcements concerning our competitors or the pharmaceutical industry in general;
▪	the achievement of expected product sales and profitability;
▪	the failure to obtain reimbursements for our product candidates or price reductions;
▪	manufacture, supply or distribution shortages;
▪	actual or anticipated fluctuations in our operating results;
▪	our cash position;
▪	changes in financial estimates or recommendations by securities analysts, including publication of research reports or comments by securities or industry analysts;
▪	potential acquisitions, financings or other corporate transactions;
▪	the trading volume of our ADSs on Nasdaq;
▪	sales of our ADSs by us, our executive officers and directors or our shareholders in the future;
▪	general economic, political, and market conditions and overall fluctuations in the financial markets in the United States or the United Kingdom;
▪	changes in accounting principles; and
▪	other events and factors, many of which are beyond our control.

In addition, the stock market in general, and Nasdaq and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our ADSs, regardless of our actual operating performance. Further, a decline in the financial markets and related factors beyond our control may cause the price of our ADSs to decline rapidly and unexpectedly. You may not realize any return on your investment in us and may lose some or all of your investment.

The significant share ownership position of our executive officers, directors and principal shareholders may limit your ability to influence corporate matters.

As of February 28, 2018, our executive officers and directors, combined with our shareholders who owned more than 5% of our outstanding ADSs or ordinary shares and their respective affiliates, will, in the aggregate, beneficially own ordinary shares representing approximately 87% of our outstanding share capital. As a result, if these security holders were to choose to act together, they would be able to control all matters submitted to our shareholders for approval, as well as our management and affairs. Depending on the level of attendance at our general meetings of shareholders, these shareholders either alone or voting together as a group may be in a position to determine or significantly influence the outcome of decisions taken at any such general meeting. Any shareholder or group of shareholders controlling more than 50% of the share capital present and voting at our general meetings of shareholders may control any shareholder resolution requiring a simple majority, including the appointment of board members, certain decisions relating to our capital structure, the approval of certain significant corporate transactions and amendments to our Articles of Association. For example, these persons, if they choose to act together, would control the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership control may:

▪	delay, defer or prevent a change in control;
▪	entrench our management and the board of directors; or
▪	impede a merger, consolidation, takeover or other business combination involving us that other shareholders may desire.

Any of these consequences could adversely affect the market price of our ADSs.

Substantial future sales of our ADSs, or the perception that these sales could occur, could cause the price of the ADSs to decline.

Additional sales of our ADSs, or the perception that these sales could occur, could cause the market price of the ADSs to decline. If any of our large shareholders or members of our management team sell substantial amounts of ADSs in the public market, or the market perceives that such sales may occur, the market price of our ADSs and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under English law. The rights of holders of ordinary shares and, therefore, certain of the rights of holders of ADSs, are governed by English law, including the provisions of the U.K. Companies Act 2006, or the Companies Act, and by our Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations.

Holders of our ADSs may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise their right to vote.

Holders of the ADSs will not be able to exercise voting rights attaching to the ordinary shares evidenced by the ADSs on an individual basis. The depositary or its nominee will act as the representative for the holders of the ADSs and will exercise the voting rights attached to the ordinary shares represented by the ADSs. Holders of our ADSs may not receive voting materials in time to instruct the depositary to vote, and it is possible that they, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Furthermore, the depositary will not be liable for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of our ADSs may not be able to exercise voting rights and may lack recourse if their ADSs are not voted as requested. In addition, holders of our ADSs will not be able to call a shareholders’ meeting.

Holders of our ADSs may not receive distributions on our ordinary shares represented by the ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

The depositary for the ADSs has agreed to pay to holders of our ADSs the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. Holders of our ADSs will receive these distributions in proportion to the number of our ordinary shares their ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of the ADSs. We have no obligation to take any other action to permit distribution on the ADSs, ordinary shares, rights or anything else to holders of the ADSs. This means that holders of our ADSs may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to you. These restrictions may have an adverse effect on the value of the ADSs.

Because we do not anticipate paying any cash dividends on our ADSs in the foreseeable future, capital appreciation, if any, will be our ADS holders’ and shareholders’ sole source of gains and they may never receive a return on their investment.

Under current U.K. law, a company’s accumulated realized profits must exceed its accumulated realized losses (on a non-consolidated basis) before dividends can be paid. Therefore, we must have distributable profits before issuing a dividend. We have not paid dividends in the past on our ordinary shares. We intend to retain earnings, if any, for use in our business and do not anticipate paying any cash dividends in the foreseeable future. As a result, capital appreciation, if any, on our ADSs will be our ADS holders’ sole source of gains for the foreseeable future, and they will suffer a loss on their investment if they are unable to sell their ADSs at or above the price at which they purchased the ADSs.

If we engage in future acquisitions or strategic partnerships, this may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities and subject us to other risks.

We intend to continue to evaluate various acquisitions and strategic partnerships, including licensing or acquiring complementary drugs, intellectual property rights, technologies or businesses. Any potential acquisition or strategic partnership may entail numerous risks, including:

▪	increased operating expenses and cash requirements;
▪	the assumption of additional indebtedness or contingent liabilities;
▪	assimilation of operations, intellectual property and drugs of an acquired company, including difficulties associated with integrating new personnel;
▪	the diversion of our management’s attention from our existing drug programs and initiatives in pursuing such a strategic partnership, merger or acquisition;
▪	retention of key employees, the loss of key personnel and uncertainties in our ability to maintain key business relationships;
▪	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing drugs or drug candidates and regulatory approvals; and
▪

our inability to generate revenue from acquired technology and/or drugs sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. public companies.

We are a “foreign private issuer,” as defined in the SEC rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies. As such, our shareholders may not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

While we are a foreign private issuer, we are not subject to certain Nasdaq corporate governance rules applicable to U.S. listed companies.

We are entitled to rely on a provision in Nasdaq’s corporate governance rules that allows us to follow English corporate law and the Companies Act with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on Nasdaq.

For example, we are exempt from Nasdaq regulations that require a listed U.S. company to (i) have a majority of the board of directors consist of independent directors, (ii) require non-management directors to meet on a regular basis without management present and (iii) promptly disclose any waivers of the code for directors or executive officers that should address certain specified items.

In accordance with our Nasdaq listing, our audit committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and Rule 10A-3 of the Exchange Act, both of which are also applicable to Nasdaq-

listed U.S. companies. Because we are a foreign private issuer, however, our audit committee is not subject to additional Nasdaq requirements applicable to listed U.S. companies, including an affirmative determination that all members of the audit committee are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer. Furthermore, Nasdaq’s corporate governance rules require listed U.S. companies to, among other things, seek shareholder approval for the implementation of certain equity compensation plans and issuances of ordinary shares, which we are not required to follow as a foreign private issuer.

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as early as June 30, 2018, the end of our second fiscal quarter in our current fiscal year, which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2019. In order to maintain our current status as a foreign private issuer, either (a) a majority of our securities must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors cannot be U.S. citizens or residents, (ii) more than 50% of our assets must be located outside the United States and (iii) our business must be administered principally outside the United States. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and is likely to make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

We are an emerging growth company within the meaning of the Securities Act and will take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” or EGC, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we continue to be an EGC, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, or Section 404, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As an EGC, we are required to report only two years of financial results and selected financial data compared to three and five years, respectively, for comparable data reported by other public companies. We may take advantage of these exemptions until we are no longer an EGC. We could be an EGC for up to five years, although circumstances could cause us to lose that status earlier, including if the aggregate market value of our ADSs held by non-affiliates exceeds $700 million as of any June 30 (the end of our second fiscal quarter) before that time, in which case we would no longer be an EGC as of the following December 31 (our fiscal year-end). We cannot predict if investors will find our ADSs less attractive because we may rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and the price of our ADSs may be more volatile.

If we fail to establish and maintain proper internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Section 404(a) of the Sarbanes-Oxley Act, or Section 404(a), requires that beginning with our second annual report following our initial public offering, management assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act, or Section 404(b), requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently will not be required to comply with SEC rules that implement Section 404(b) until such time as we are no longer an EGC.

We expect our first Section 404(a) assessment will take place for our annual report for the fiscal year ending December 31, 2018. The presence of material weaknesses could result in financial statement errors which, in turn, could lead to errors in our financial reports, delays in our financial reporting, which could require us to restate our operating results or our auditors may be required to issue a qualified audit report. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404(a). In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal control may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal control.

If either we are unable to conclude that we have effective internal control over financial reporting or, at the appropriate time, our independent auditors are unwilling or unable to provide us with an unqualified report on the effectiveness of our internal control over financial reporting as required by Section 404(b), investors may lose confidence in our operating results, the price of our ADSs could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404, we may not be able to remain listed on Nasdaq.

We previously identified a material weakness in our internal control over financial reporting. We may identify further material weaknesses in our internal control over financial reporting for future fiscal years. If we do not remediate material weaknesses or are unable to implement and maintain effective internal control over financial reporting in the future, the accuracy and timeliness of our financial reporting may be adversely affected.

Our management and independent registered public accounting firm previously identified a deficiency that was concluded to represent a material weakness in our internal control over financial reporting attributable to our lack of sufficient financial reporting and accounting personnel. SEC guidance regarding management’s report on internal control over financial reporting defines a material weakness as a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis. This finding relates to our internal control infrastructure as of December 31, 2016 and 2015 where we did not design or implement sufficient processes, controls and other review procedures to evaluate the recognition and accrual of expenses for periods ended December 31, 2016 and 2015. As a result, there were adjustments required in connection with closing our books and records and preparing our 2016 and 2015 financial statements.

In response to the material weakness, we hired a full-time Chief Financial Officer in April 2017. We have hired and intend to hire additional finance and accounting personnel with appropriate expertise to perform specific functions, and design and implement improved processes and internal controls, build our financial management and reporting infrastructure and further develop and document our accounting policies and financial reporting procedures, including ongoing senior management review and audit committee oversight.

While we believe we have remediated the previously identified material weakness, we may discover future deficiencies in our internal controls over financial reporting, including those identified through testing conducted by us or subsequent testing by our independent registered public accounting firm. More generally, if we are unable to meet the demands that have been placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to accurately report our financial results in future periods, or report them within the timeframes required by law or stock exchange regulations. Failure to comply with the Sarbanes-Oxley Act, when and as applicable, could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in their implementation, could result in additional material weaknesses or significant deficiencies, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. Furthermore, if we cannot provide reliable financial reports or prevent fraud, our business and results of operations could be harmed and investors could lose confidence in our reported financial information.

We will incur significant increased costs as a result of operating as a company whose ADSs are publicly traded in the United States, and our management will be required to devote substantial time to new compliance initiatives.

As a U.S. public company, and particularly after we no longer qualify as an EGC, we will incur significant legal, accounting and other expenses that we did not incur previously. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on non-U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our senior management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, these rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified senior management personnel or members for our board of directors.

However, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to Section 404, we will be required to furnish a report by our senior management on our internal control over financial reporting. However, while we remain an EGC, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To prepare for eventual compliance with Section 404, once we no longer qualify as an EGC, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Claims of U.S. civil liabilities may not be enforceable against us.

We are incorporated under English law. Certain members of our board of directors and senior management are non-residents of the United States, and all or a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce judgments obtained in U.S. courts against them or us, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

The United States and the United Kingdom do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in the United Kingdom. In addition, uncertainty exists as to whether U.K. courts would entertain original actions brought in the United Kingdom against us or our directors or senior management predicated upon the securities laws of the United States or any state in the United States. Any final and conclusive monetary judgment for a definite sum obtained against us in U.S. courts would be treated by the courts of the United Kingdom as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that certain requirements are met. Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the U.S. securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the court making such decision. If an English court gives judgment for the sum payable under a U.S. judgment, the English judgment will be enforceable by methods generally available for this purpose. These methods generally permit the English court discretion to prescribe the manner of enforcement.

As a result, U.S. investors may not be able to enforce against us or our senior management, board of directors or certain experts named herein who are residents of the United Kingdom or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

If we are a passive foreign investment company, there could be adverse U.S. federal income tax consequences to U.S. holders.

Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a passive foreign investment company, or PFIC, for any taxable year in which (1) 75% or more of our gross income consists of passive income or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income. For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties. In addition, for purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets and received directly its proportionate share of the income of such other corporation. If we are a PFIC for any taxable year during which a U.S. Holder (as defined below under “Item 10.E. Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders”) holds our shares, the U.S. Holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements.

Although we believe that it is more likely than not that we were not a PFIC for our taxable year ended December 31, 2017, and that it is more likely than not that we will not be a PFIC for our current taxable year or future taxable years, we cannot provide any assurances regarding our PFIC status for any past, current or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how, and how quickly, we spend the cash we raise in any offering. Accordingly, our U.S. counsel express no opinion with respect to our PFIC status.

For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, see the section of this Annual Report titled “Item 10.E. Taxation—Material U.S. Federal Income Tax Considerations For U.S. Holders.”

Recent and future changes to tax laws could materially adversely affect our company and reduce net returns to our shareholders

The tax treatment of the company is subject to changes in tax laws, regulations and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration and the practices of tax authorities in jurisdictions in which we operate, as well as tax policy initiatives and reforms related to the Organisation for Economic Co-Operation and Development’s, or OECD, Base Erosion and Profit Shifting, or BEPS, Project, the European Commission’s state aid investigations and other initiatives. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid.

On December 22, 2017, new legislation was signed into law (H.R. 1, “An Act to provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018”, informally titled the Tax Cuts and Jobs Act, or the Tax Act) that significantly revises the Code. The Tax Act, among other things, contains significant changes to corporate taxation, including reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, limitation of the tax deduction for interest expense to 30% of adjusted earnings (except for certain small businesses), implementation of a “base erosion anti-abuse tax” which requires U.S. corporations to make an alternative determination of taxable income without regard to tax deductions for certain payments to affiliates, taxation of certain non-U.S. corporations’ earnings considered to be “global intangible low taxed income” (also referred to as “GILTI”), repeal of the alternative minimum tax, or AMT, for corporations and changes to a taxpayer’s ability to either utilize or refund the AMT credits previously generated, changes in the attribution rules relating to shareholders of certain “controlled foreign corporations”, limitation of the deduction for net operating losses to 80% of current year taxable income and elimination of net operating loss carrybacks, one-time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, elimination of U.S. tax on foreign earnings (subject to certain important exceptions), immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits. Notwithstanding the reduction in the U.S. corporate income tax rate, the overall impact of the Tax Act is uncertain and our business and financial condition could be adversely affected.

We are unable to predict what tax law or reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect our effective tax rates in the future in countries where we have operations and have an adverse effect on our overall tax rate in the future, along with increasing the complexity, burden and cost of tax compliance. We urge holders to consult with their legal and tax advisors with respect to this legislation and the potential tax consequences of investing in or holding our ADSs.

We may be unable to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments or benefit from favorable U.K. tax legislation.

As a U.K. resident trading entity, we are subject to U.K. corporate taxation. Due to the nature of our business, we have generated losses since inception. As of December 31, 2017, we had cumulative carryforward tax losses of $37.9 million. Subject to any relevant restrictions, we expect these to be available to carry forward and offset against future operating profits. As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax credit regime for small and medium-sized companies, whereby we are able to surrender the trading losses that arise from our qualifying research and development activities for a payable tax credit of up to 33.35% of eligible research and development expenditures. Qualifying expenditures largely comprise employment costs for research staff, consumables and certain internal overhead costs incurred as part of research projects. Certain subcontracted qualifying research expenditures are eligible for a cash rebate of up to 21.67%. The majority of our pipeline research, clinical trials management and manufacturing development activities are eligible for inclusion within these tax credit cash rebate claims. For example, our eligibility to claim payable research and development tax credits may be limited or eliminated if we no longer qualify as a small or medium-sized company.

We may benefit in the future from the United Kingdom’s “patent box” regime, which allows certain profits attributable to revenues from patented products to be taxed at an effective rate of 10%. We are the exclusive licensee or owner of several patent applications which, if issued, would cover our product candidates, and accordingly, future upfront fees, milestone fees, product revenues and royalties could be taxed at this tax rate. When taken in combination with the enhanced relief available on our research and development expenditures, we expect a long-term lower rate of corporation tax to apply to us. If, however, there are unexpected adverse changes to the U.K. research and development tax credit regime or the “patent box” regime, or for any reason we are unable to qualify for such advantageous tax legislation, or we are unable to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments then our business, results of operations and financial condition may be adversely affected.

Shareholder protections and restrictions found in provisions under the Takeover Code, do not apply to us.

In March 2018, the UK Takeover Panel confirmed that we are not considered to be subject to the UK City Code on Takeovers and Mergers, or Takeover Code, and, as a result, our shareholders are not entitled to the benefit of certain takeover offer protections provided under the Takeover Code. The Takeover Code provides a framework within which takeovers of companies are regulated and conducted and which may operate to prohibit certain arrangements and courses of conduct considered customary in the United States. There are no provisions in our articles of association which replicate the provisions of the Takeover Code.

We believe that this position is unlikely to change at any time in the near future, but in accordance with good practice, we will review the situation on a regular basis and co-operate and consult with the UK Takeover Panel if there is any material change in our circumstances with respect to matters which the UK Takeover Panel might consider relevant in their determination of jurisdiction over us.

Item 4. Information on the Company

A.	History and Development of the Company

Nightstar Therapeutics plc is a public limited company, originally incorporated in England and Wales in July 2017 as a private company with limited liability called Nightstar Therapeutics Limited. NightstaRx Limited was originally incorporated under the laws of England and Wales in May 2013 and changed its name to NightstaRx Limited in January 2014. On September 11, 2017, all shareholders of NightstaRx Limited exchanged each of the different classes of ordinary shares held by them for the same number and class of newly issued ordinary shares of Nightstar Therapeutics Limited and, as a result, NightstaRx Limited became a wholly owned subsidiary of Nightstar Therapeutics Limited on that date. On September 15, 2017, Nightstar Therapeutics Limited re-registered as a public limited company and was renamed Nightstar Therapeutics plc. On October 2, 2017, our different classes of ordinary shares were converted into a single class of ordinary shares and we completed our initial public offering of American Depositary Shares, or ADSs, on the Nasdaq Global Select Market. Our ADSs are traded under the symbol NITE. Our ordinary shares are not listed.

Our registered and principal executive offices are located at 215 Euston Road, London NW1 2BE, United Kingdom, and our general telephone number is +44 20 7611 2077.  We maintain a corporate website at www.nightstartx.com. Information contained in, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this document.  We have included our website address in this document solely as an inactive textual reference.

Our agent for service of process in the United States is Cogency Global, 10 East 40th Street, 10th Floor, New York, NY 10016.

Our actual capital expenditures for the years ended December 31, 2017, 2016 and 2015 amounted to $0.2 million, $0.3 million and $0.3 million, respectively. These capital expenditures primarily consisted of lab equipment and computer and office equipment. We expect our capital expenditures to increase in absolute terms in the near term as we continue to advance our research and development programs and grow our operations. We anticipate our capital expenditures in 2018 to be financed from the proceeds from our existing cash and cash equivalents, including the net proceeds from our initial public offering.

B.	Business Overview

We are a leading clinical-stage gene therapy company focused on developing and commercializing novel one-time treatments for patients suffering from rare inherited retinal diseases that would otherwise progress to blindness. Leveraging our expertise in ophthalmology, gene therapy and drug development, we are developing a pipeline of proprietary product candidates that are designed to substantially modify or halt the progression of inherited retinal diseases for which there are no currently approved treatments. Our lead product candidate, NSR-REP1, for the treatment of choroideremia, or CHM, is in Phase 3 clinical development and represents the most clinically advanced product candidate for this indication worldwide. In data from 32 patients treated with NSR-REP1 across four open-label Phase 1/2 clinical trials, over 90% of treated patients maintained their visual acuity over a two-year follow-up period. In some cases, we also observed substantial improvements in visual acuity. We are also conducting a Phase 1/2 clinical trial with our second product candidate, NSR-RPGR, for the treatment of X-linked retinitis pigmentosa, or XLRP. We also have product candidates in preclinical development for a number of inherited retinal diseases for which there are no approved treatments such as Stargardt disease and Best vitelliform macular dystrophy, or Best disease.

In March 2018, we announced the initiation of our Phase 3 registrational trial of NSR-REP1 in CHM, known as the STAR trial, which provides us with a significant first-mover advantage in CHM. CHM is a rare, degenerative, X-linked genetic retinal disorder primarily affecting males, with no current treatments, and represents a significant unmet medical need. CHM presents in childhood as night blindness, followed by the progressive constriction of visual fields, generally leading to vision loss in early adulthood and total blindness thereafter. Patients generally maintain good visual acuity, or detailed central vision, until the degeneration of surrounding retinal cells encroaches onto the fovea, or the central part of the retina responsible for detailed vision. The prevalence of CHM is estimated to be one in 50,000 people, implying a total population of approximately 13,000 patients in the United States and the five major European markets. We have received orphan drug designation for NSR-REP1 for the treatment of CHM from the U.S. Food and Drug Administration, or FDA, in the United States and from the European Medicines Agency, or EMA, in the European Union.

CHM is caused by mutations in the CHM gene, which encodes Rab escort protein-1, or REP1. Absence of functional REP1 leads to death of the retinal pigment epithelium cells and degeneration of the overlying retina which contains the retinal photoreceptors required to convert light into visual signals. Our retinal gene therapy product candidate NSR-REP1 is comprised of an adeno-associated virus, or AAV, vector used to deliver a functional version of the CHM gene into the retinal pigment epithelium and photoreceptor cells. The introduction of a functional CHM gene into patients allows expression of REP1, thereby reducing the accumulation of waste products in retinal pigment epithelium and photoreceptor cells and slowing or stopping the progression of CHM and the decline in vision. In some cases, we have seen substantial improvements in visual acuity after treatment with NSR-REP1, which we believe is due to its ability to rescue, or reverse the process of cell death, in already compromised retinal cells.

In the first four investigator-sponsored trials, or ISTs, over 90% of treated patients have either maintained or improved their visual acuity after treatment with NSR-REP1. All 32 patients have completed at least two-years follow-up after treatment with NSR-REP1. The first IST for NSR-REP1 was an open-label, dose-escalation, single-eye Phase 1/2 clinical trial conducted at the University of Oxford, which we refer to as the Oxford Trial. In January 2014, the positive initial six-month proof-of-concept efficacy and safety data from the first cohort of six patients in the Oxford Trial was published in the medical journal The Lancet. Additional data supporting the long-term durability of treatment effect after 42 months of follow-up in the first cohort was published in the New England Journal of Medicine in April 2016. Based on the initial positive efficacy and safety data generated from the Oxford Trial, a second cohort of eight patients was treated at the University of Oxford with a higher dose of NSR-REP1. Subsequently, three other investigator-sponsored, open-label, single-center, single-eye Phase 2 clinical trials were initiated in the United States, Canada and Germany, treating six patients at each clinical site with the same higher dose of NSR-REP1 as was used to treat the second cohort in the Oxford Trial. Collectively, the positive data from the 32 patients treated in these four ISTs, including five-year follow-up data from the first cohort of the Oxford Trial, formed the basis for our decision to advance NSR-REP1 into Phase 3 development with the STAR trial.

We anticipate that the STAR Phase 3 registrational trial will be fully enrolled by the first half of 2019 and expect the one-year follow-up results of the STAR trial to be available in 2020. If the results confirm the efficacy observed to date, we intend to submit a biologics license application, or BLA, to the FDA for the approval of NSR-REP1 for the treatment of CHM in the United States and a Marketing Authorization Application, or MAA, to the EMA for approval in the European Union as the first steps in executing our global regulatory and commercialization strategy.   We intend to enroll approximately 140 patients with CHM in the STAR trial, with patients being randomized to one of three study arms: 56 patients in a high-dose NSR-REP1 treatment arm; 28 patients in a low-dose NSR-REP1 treatment arm to provide additional masking; and 56 patients in an untreated, no-sham, parallel control arm.

We are also conducting a prospective, natural history observational study, known as the NIGHT study, in which over 250 patients with CHM have been enrolled at multiple clinical sites in the United States, Europe and Canada. The NIGHT study provides important evidence regarding the disease state and rate of disease progression in untreated CHM patients and also provides us with a benchmark against which to compare the effects of NSR-REP1. We are primarily recruiting patients in our STAR Phase 3 registrational trial from the NIGHT study in order to significantly accelerate Phase 3 enrollment from this well-characterized patient population.

Our second retinal gene therapy product candidate, NSR-RPGR, is in a dose-ranging Phase 1/2 clinical trial for the treatment of XLRP. XLRP accounts for approximately 15% of all cases of retinitis pigmentosa, an inherited X-linked recessive retinal disease characterized by a lack of protein transport that leads to a loss of photoreceptors, the specialized cells in the eye that convert light into visual signals. Approximately 70% of XLRP cases are due to mutations in the genes for the retinitis pigmentosa GTPase regulator, or RPGR. The estimated worldwide prevalence of XLRP due to RPGR variants is approximately one in 40,000 people, which represents approximately 17,000 patients in the United States and the five major European markets. We have received orphan drug designation for NSR-RPGR for the treatment of XLRP from the EMA.

In March 2017, we initiated a Phase 1/2, open-label, dose-ranging, single-eye clinical trial, which we refer to as the XIRIUS trial, to evaluate the safety and efficacy of NSR-RPGR in patients with XLRP. XIRIUS is a multicenter trial enrolling patients in both the United States and the United Kingdom. We are evaluating multiple doses and have completed dosing of the first few cohorts of three patients each. Each patient in the trial will receive a single sub-retinal injection of NSR-RPGR. The primary goal of the trial is to assess safety and tolerability over a one-year period. We expect the initial data on safety and tolerability from the dose escalation cohorts of this trial to be available towards the end of 2018; this data will determine the dose for study in an expansion cohort anticipated to include up to 30 patients.

Our two most advanced preclinical product candidates are NSR-ABCA4 and NSR-BEST1, which are being developed for Stargardt disease and Best disease, respectively. We also are evaluating three additional in-licensed preclinical programs and are evaluating other in-licensing opportunities to potentially broaden our pipeline and drive future growth.

We have the worldwide commercial rights to our entire pipeline of retinal gene therapy product candidates, summarized in the table below.

Program	Indication	Stage of Development	Next Milestone
NSR-REP1	Choroideremia	Phase 3	Complete Phase 3 Enrollment: 1H 2019
NSR-RPGR	X-linked Retinitis Pigmentosa	Phase 1/2	Safety/Tolerability data: YE 2018
NSR-ABCA4	Stargardt Disease	Preclinical
NSR-BEST1	Best Disease	Preclinical

Our Strategy

Our goal is to become the leading commercial-stage gene therapy company focused on delivering life-altering therapies for inherited retinal diseases. The key elements of our strategy to achieve this goal are to:

▪	Complete the clinical development and obtain worldwide regulatory approval for NSR-REP1 for the treatment of CHM.
▪	Advance the clinical development of NSR-RPGR for the treatment of XLRP.
▪	Continue to build and commercialize a pipeline of gene therapy treatments, such as NSR-ABCA4 and NSR-BEST1, for rare inherited retinal diseases for which there are no approved treatments.
▪	Improve procedural success through surgical training and advancements in surgical innovations.
▪	Continue to leverage relationships with retinal disease key opinion leaders and global gene therapy hub centers to ensure clinical trial success and enhance future commercialization.
▪	Establish a global commercial infrastructure.

Gene Therapy is Ideally Suited for Inherited Retinal Diseases

We believe that we are differentiated by our strength and focus in gene therapy and inherited retinal diseases. Gene therapy is used to overcome the effects of a defective, disease-causing gene by using engineered viruses, or viral vectors, to deliver a functional version of the gene into cells. Once inserted into the patient, the delivered gene utilizes available cellular mechanisms to produce a functional protein that leads to a therapeutic effect. Vectors based on AAV are believed to be especially well suited for treating retinal diseases because AAV is a small, replication-deficient virus that is non-pathogenic and has a well-documented safety profile. Over 250 genes that play a role in inherited retinal diseases have been identified, although fewer than ten of these targets are currently in clinical development.

The eye is an excellent target organ for gene therapy due to its accessibility, small size, compartmentalization and relative immune privileged status. The vectors can be directly injected into the diseased tissue and can be non-invasively observed for efficacy and safety. The blood-ocular barrier prevents the widespread dissemination of locally-administered vectors throughout the body. Given the small volume of the eye, the amount of vector needed to achieve a therapeutic effect is low, reducing the amount of vector required to be administered to the patient and reducing potential systemic side effects. In addition, the reduced volume requirement provides us with the advantage of small-scale manufacturing requirements for clinical trials and potential commercialization.

Our Lead Retinal Gene Therapy Product Candidate: NSR-REP1 for the Treatment of Choroideremia

Our lead retinal gene therapy product candidate, NSR-REP1, for the treatment of CHM is in Phase 3 clinical development and represents the most clinically advanced product candidate for this indication worldwide. In data from 32 patients treated with NSR-REP1 across four open-label clinical trials, over 90% of treated patients maintained their visual acuity over a two-year follow up period. In some cases, we also observed substantial improvements in visual acuity. We have received orphan drug designation for NSR-REP1 for the treatment of CHM from the FDA in the United States and from the EMA in the European Union.

Choroideremia Disease Overview

CHM is a rare, degenerative, X-linked genetic retinal disorder primarily affecting males, with no treatments currently available and represents a significant unmet medical need. CHM presents in childhood as night blindness, followed by progressive constriction of the visual fields, generally leading to vision loss in early adulthood and total blindness thereafter. Patients generally maintain good visual acuity until the degeneration encroaches onto the fovea, or the central part of the retina responsible for detailed vision. CHM is a degenerative disease that, starting at an early age, affects the retinal pigment epithelium, or RPE, which provides supportive biological functions for the photoreceptors and the underlying choroid, or outer retinal blood supply. Without a properly functioning RPE, the photoreceptors and the choroid slowly begin to atrophy, leading to vision loss. For CHM patients, it is often in middle age, when people typically are at or near their peak productive years, that visual impairment begins to limit independent activities of daily living and working productivity, generally leading to vision loss and total blindness thereafter. The prevalence of CHM is estimated to be one in 50,000 people, implying a total population of approximately 13,000 patients in the United States and the five major European markets.

CHM is caused by mutations in the CHM gene, which encodes REP1, a protein that plays a key role in intracellular protein trafficking and the elimination of waste products from retinal cells. Absence of functional REP1 leads to death of the RPE cells and degeneration of the overlying retina, which contains the retinal photoreceptors required to convert light into visual signals. Thus, the loss of REP1 function in retinal cells caused by CHM results in progressive vision loss and blindness.

Assessing Progression of CHM: The ETDRS Eye Chart

The disease progression of advanced CHM is typically assessed by measuring visual acuity using a standard vision test similar to the eye chart routinely used in a doctor’s office. A clinically validated vision test chart developed for the Early Treatment Diabetic Retinopathy Study, or ETDRS, is primarily used as the worldwide standard for the assessment of visual acuity in most clinical trials. The ETDRS chart has five letters per row, with equal spacing of the rows and letters on a log scale, and the individual rows are balanced for letter difficulty. Typically, the intra-patient variability associated with the ETDRS test is within one line, or five letters, on the chart. As a result, changes of less than five letters are typically viewed as within the margin of error for this test.

Our Solution: NSR-REP1 for Choroideremia

Our lead retinal gene therapy product candidate, NSR-REP1, is comprised of an AAV2 vector containing recombinant human complementary DNA, or cDNA, that is designed to produce REP1 inside the eye. NSR-REP1 is comprised of a standard AAV vector combined with the human REP1 cDNA and a woodchuck hepatitis post-transcriptional regulatory element, or WPRE, sequence. In preclinical animal studies, the incorporation of the WPRE sequence resulted in a statistically significant, nearly two-fold increase in REP1 expression in the retina from baseline, which could provide a greater therapeutic effect than a REP1 vector without the WPRE sequence.

The introduction of a functional CHM gene into patients will allow expression of REP1, thereby slowing or stopping the progression of CHM and the decline in vision. In addition, we believe that enhanced REP1 expression may also be able to slow or reverse the early stages of cell death in already damaged retinal cells, accounting for the substantial improvements in visual acuity we have observed in some patients after treatment with NSR-REP1.

NSR-REP1 is administered by injection into the sub-retinal space, which is between the outer layers of the retina, following a standard vitrectomy procedure, in which some of the vitreous, which is the clear gel that fills the space between the lens and the retina of the eye, is removed to allow for better visualization of the injection site. NSR-REP1 is delivered using a two-step process. The first step in this process involves the creation of a small bubble, or bleb, in the sub-retinal space with a small amount of balanced salt solution, followed by the second step in which NSR-REP1 is administered into this newly created sub-retinal bleb. This process is depicted in the following graphic:

Our use of this two-step process allows the surgeon to ensure NSR-REP1 is administered directly to the target site. Surgical precision is further enhanced by intra-operative optical coherence tomography, or iOCT, providing the surgeon with real-time, cross-sectional imaging of the precise location of NSR-REP1 administration. The surgical equipment used for NSR-REP1 administration, such as needles, syringes and connectors, is commercially available and used within the terms of regulatory registrations in the United States and Canada, as well as CE markings in the European Union.

Clinical Development of NSR-REP1

The table below sets forth summary information regarding our completed clinical trials for NSR-REP1.

Phase	Objective	Site(s)	No. of Patients Enrolled
Treatment and Two-Year Follow-Up Completed

Phase 1/2	Dose-ranging	Oxford (U.K.)	14

Phase 2	Proof of concept	Alberta (Canada)	6

		Miami (U.S.)	6

		Tuebingen (Germany)	6

Phase 1/2 Oxford Trial and Phase 2 Investigator-Sponsored Clinical Trials

Across four ISTs, a total of 32 patients have been treated with NSR-REP1and have completed at least two-years follow-up after treatment. In January 2014, the positive initial six-month proof-of-concept efficacy and safety data from the first cohort of six patients in the Oxford Trial were published in The Lancet. Additional data supporting the long-term durability of treatment effect after 42 months of follow-up in the first cohort was published in the New England Journal of Medicine in April 2016.

The results from the first cohort of six patients treated in the Oxford Trial indicated NSR-REP1 was well tolerated. Five patients received the intended low dose of approximately 1.0 × 1010 genome particles, or gp, while the sixth patient received a sub-therapeutic dose due to the surgeon’s concern about stretching this patient’s already thin retina. After one-year of follow-up, visual acuity either improved or returned to within five ETDRS letters, or one line, of baseline for all five patients who received the intended dose of NSR-REP1. We consider this type of sustained maintenance in visual acuity to be clinically meaningful in an otherwise degenerative disease like CHM. Further, at one-year post-treatment, we observed that one of the five patients gained 22 ETDRS letters, or four lines, and another patient gained 16 ETDRS letters, or three lines, in visual acuity. At five years post-treatment of this first cohort, we further observed that the duration of response following a single injection of NSR-REP1 was maintained in all five patients, consistent with the 42-month data published in April 2016.

Based on the initial positive efficacy and safety data generated from the Oxford Trial, a second cohort of eight patients was treated at the University of Oxford with a ten-fold higher dose of approximately 1.0 x 1011 gp of NSR- REP1, which we refer to as the high dose for purposes of our clinical development of NSR-REP1.

Over the entire group of 14 patients treated in the Oxford Trial, after two years of follow-up the median visual acuity improved by 4.5 letters in the treated eyes compared with a loss of 1.5 letters in the untreated eyes. At the last follow up (ranging from two to five years), we observed that visual acuity had been maintained or increased in all 12 treatment eyes that had received gene therapy as per protocol, compared with only four of the 12 untreated eyes.

Subsequent to the Oxford Trial, three other investigator-sponsored, open-label, single-center, single-eye Phase 2 clinical trials were initiated in the United States, Canada and Germany treating six patients at each clinical site. In these three additional clinical trials, patients were treated with the same high dose of NSR-REP1 as was used to treat the second cohort in the Oxford Trial.

The chart below shows a retrospective analysis of the data for patients treated with NSR-REP1 in the four ISTs and untreated patients completing the last-follow-up visit in the NIGHT study. The chart indicates that only two of the 26 patients, or 8%, who received the high-dose of NSR-REP1 in the ISTs experienced a loss in visual acuity of five or more ETDRS letters at the two-year follow-up period. Across the patients in both the high-dose and low-dose groups who received the intended dose of NSR-REP1 in the four ISTs, only three of the 31 patients, or 10%, experienced a loss in visual acuity of five or more ETDRS letters at the two-year follow-up period. By comparison, in the NIGHT study, we observed that 68 out of the 308 eyes assessed, or 22%, experienced a loss in visual acuity of five or more ETDRS letters at the 20-month follow-up period. In the NIGHT study, the last evaluable time point is 20 months and some patients were eligible to have both of their eyes assessed based on the entry visual acuity criteria.

In addition to the effects on maintenance of vision observed after treatment with NSR-REP1, some patients have achieved gains in visual acuity of greater than 15 ETDRS letters. We refer to these patients as hyper-responders. The following graph shows that the treatment effect observed for the five hyper-responders treated with NSR-REP1 in our ISTs was observed as early as one month after treatment and that the benefit was generally maintained from three months after treatment to at least five years post-treatment, which is currently the longest evaluable follow-up time point available. In patient B below, the decline in visual acuity observed at 1.5 years was due to vitrectomy-related cataract formation. Following a routine cataract extraction performed prior to this 1.5 year follow-up time point, patient B’s visual acuity improved in a manner consistent with the other treated patients in the clinical trial.

To further investigate the subset of patients most likely to generate a hyper-response, we classified the 32 patients from the four ISTs into three groups based on their baseline visual acuity ranges. These ranges are based on standard ophthalmology diagnosis codes:

▪

Mild Visual Acuity Loss to Normal Vision—Patients with greater than 73 ETDRS letters of visual acuity (better than 20/40 vision): This group (n=12 patients) includes patients who are within 15 ETDRS letters of 20/20 vision and therefore, cannot gain the required 15 ETDRS letters due to a ceiling effect.

▪

Moderate to Severe Visual Acuity Loss—Patients between 34 and 73 ETDRS letters of visual acuity (20/40-20/200 vision): This group (n=19 patients) includes patients whose visual acuity is at least 15 letters below normal vision and are most likely to have sufficient viable residual tissue to treat.

▪

Severe to Profound Vision Loss—Patients with less than 34 ETDRS letters of visual acuity (worse than 20/200 vision): This group (n=1 patient) corresponds to the criteria for legal blindness in most jurisdictions and represents a stage of advanced CHM where sub-retinal surgery is extremely challenging.

The greatest proportion of hyper-responders was observed in patients with a Moderate to Severe Visual Acuity Loss classification. At one-year follow-up after treatment, four out of 19 treated patients in this group, or 21%, experienced a gain in visual acuity of at least 15 ETDRS letters from baseline as compared to 1% of all untreated patients in the NIGHT study. These results, if observed in a randomized, controlled clinical trial, would represent a p-value of 0.001. P-value is a conventional statistical method for measuring the statistical significance of clinical trial results. A p-value of less than 0.05 is generally considered to represent statistical significance, meaning that there is a less than five percent likelihood that the observed results occurred by chance. The 20% differential between the rate of hyper-responders in the four ISTs and the rate of hyper-responders in the NIGHT study is comparable to that observed in clinical trials for other FDA-approved retinal therapies. Based on these efficacy results, our understanding of the progression of CHM and our experience treating CHM patients, we selected patients with a Moderate to Severe Visual Acuity Loss classification as the target population for our ongoing STAR Phase 3 registrational trial and we have designed the STAR trial to allow these findings to be replicated in a prospective, randomized, controlled clinical trial setting.

Phase 2 Clinical Trial in Early-Stage CHM—REGENERATE Trial

NSR-REP1 is also currently being studied in the REGENERATE trial, an open-label, exploratory, single-eye Phase 2 clinical trial at two sites in the United Kingdom. The trial was initiated in August 2016 and is intended to enroll up to 30 patients with an early-stage diagnosis of CHM, as confirmed by genetic testing, and meet the classification of Mild Visual Acuity Loss to Normal Vision. The primary objective of the clinical trial is to evaluate the efficacy on maintenance of visual acuity of the high dose of NSR-REP1 administered in the ISTs, which is a single dose of NSR-REP1 (approximately 1.0 × 1011 gp), on visual acuity assessment using the

ETDRS chart. A secondary objective is to evaluate any therapeutic benefit, assessing other functional and anatomical endpoints and safety in early-stage CHM patients.

Phase 2 Clinical Trial for Bilateral Treatment—GEMINI Trial

NSR-REP1 is also currently being studied in an ongoing Phase 2 clinical trial known as GEMINI to evaluate the safety of bilateral administration of a single dose of NSR-REP1 in both eyes of CHM patients.  The trial is intended to enroll patients with a diagnosis of CHM, as confirmed by genetic testing. The primary objective of the trial is to evaluate the safety of bilateral administration of NSR-REP1 (approximately 1.0 × 1011 gp). A secondary objective is to evaluate any therapeutic benefit by assessing functional and anatomical endpoints. We anticipate that some treated patients from our other ongoing trials will be enrolled into the GEMINI trial for treatment of the previously untreated contralateral eye.

NIGHT Natural History Observational Study

We also are conducting a prospective, natural history observational study, known as the NIGHT study, in which patients with CHM have been enrolling at multiple clinical sites in the United States, Europe and Canada since June 2015. The NIGHT study provides important evidence regarding the disease state and rate of disease progression in untreated CHM patients and provides a benchmark against which to compare the effects of NSR-REP1. In the NIGHT study, the last evaluable time point is 20 months and some patients were eligible to have both of their eyes assessed based on the entry visual acuity criteria. We are recruiting participants in our STAR Phase 3 registrational trial primarily from the NIGHT study in order to significantly accelerate Phase 3 enrollment from this well-characterized patient population. We have enrolled over 250 patients into the NIGHT study, of which more than 175 patients are also currently eligible for enrollment in the STAR trial based on visual acuity criteria.

STAR Phase 3 Registrational Trial

In March 2018, we announced the initiation of our STAR Phase 3 registrational trial of NSR-REP1 in CHM. The trial is designed to study the safety and efficacy of NSR-REP1 in patients with a diagnosis of CHM due to REP1 mutations, as confirmed by genetic testing. The primary endpoint of the STAR trial is to measure the proportion of patients with an improvement of at least 15 ETDRS letters from baseline in visual acuity at 12 months post-treatment. Secondary endpoints include both anatomical and functional endpoints of efficacy and safety similar to the endpoints assessed in earlier clinical trials for NSR-REP1.

In the STAR trial, we intend to enroll approximately 140 patients across 18 clinical sites in the United States, Europe, Canada and South America, of which six sites will be surgical centers. In order to be eligible to enter the STAR trial, patients must have a Moderate to Severe Visual Acuity Loss classification. The eligible patients will be randomized into one of three study arms: 56 patients receiving a high-dose NSR-REP1 in one eye (1.0 × 1011 gp); 28 patients receiving a low-dose NSR-REP1 in one eye (1.0 × 1010 gp); and 56 patients in an untreated, no-sham parallel-control arm. The primary endpoint will be assessed by comparing patients in the high-dose treatment arm with patients in the control arm. We are primarily recruiting patients in the STAR trial from the NIGHT study in order to significantly accelerate Phase 3 enrollment from this well-characterized patient population. We anticipate that the STAR Phase 3 registrational trial will be fully enrolled by the first half of 2019 and expect the one-year follow-up results of the STAR trial to be available in 2020.

The following chart summarizes the design of the STAR Phase 3 registrational trial:

We designed the STAR trial, including the statistical analyses, based on data from patients treated with NSR-REP1 in our earlier clinical trials and ISTs and untreated patients from our NIGHT study. To achieve a statistical significance level of p≤0.05, between six and ten patients out of the 56 patients in the high-dose group, or 11% to 18% (assuming zero and two responses from patients in the control arm, respectively), will need to meet the primary endpoint criteria of a 15-letter improvement in visual acuity. This result would compare favorably to the 21% of patients who met the same criteria in the subgroup of the Phase 1/2 and Phase 2 ISTs previously conducted.

Summary of Additional Clinical Trials Required For Regulatory Submissions

If the results of the STAR trial confirm the efficacy observed to date, we intend to submit a BLA to the FDA for the approval of NSR-REP1 for the treatment of CHM in the United States and an MAA to the EMA for approval in the European Union.

Based on our interactions with the FDA and EMA, we believe that, in addition to the successful completion of the STAR and GEMINI trials, we will also need to collect five-year follow-up data, which may be completed on a post-marketing basis, for all treated CHM patients to evaluate the long-term safety and efficacy of a sub-retinal injection of NSR-REP1.

FDA guidelines generally require multiple Phase 3 clinical trials in support of a BLA but provide that a single registrational trial may be appropriate in some circumstances. We have designed the STAR trial for it to be the only Phase 3 trial required to support a potential BLA for NSR-REP1. However, it is possible that the FDA or EMA may require that we treat additional patients or initiate or complete additional clinical trials and preclinical studies before considering our BLA or MAA, respectively, for approval.

Safety Observations from Completed Clinical Trials of NSR-REP1

As of the date of this Annual Report, available clinical data from the 32 treated patients in the completed ISTs indicates that NSR-REP1 was well tolerated. The safety profile in the completed ISTs is consistent with that of surgical vitrectomy procedures generally and what has been observed in clinical trials of other ocular gene therapies. Adverse events of varying severity and duration related to the vitrectomy procedure or drug have been observed in the completed ISTs such as retinal changes, intraocular inflammation and visual disturbances, which generally resolved within one week after surgery. The adverse events observed in our ongoing clinical trials of NSR-REP1 have also generally been consistent with the adverse events seen in the completed ISTs and other ocular gene therapy trials.

Two serious adverse events have been reported in the completed ISTs. One of these events was not ocular in nature and was determined to be unrelated to treatment with NSR-REP1, but rather related to a gas bubble in the surgical tubing. The other patient experienced intraocular inflammation, requiring additional treatment with oral steroids. This transient inflammation was determined to be possibly related to treatment with NSR-REP1.

NSR-RPGR for the Treatment of X-Linked Retinitis Pigmentosa

We are developing our retinal gene therapy product candidate, NSR-RPGR, for the treatment of X-linked retinitis pigmentosa, or XLRP, in patients with mutations in the gene-encoding retinitis pigmentosa GTPase regulator protein, or RPGR. In March 2017, we initiated a Phase 1/2 multicenter, open-label, dose-ranging, single-eye clinical trial, which we refer to as the XIRIUS trial, to evaluate the safety and efficacy of NSR-RPGR in patients with XLRP. We are evaluating multiple doses and have completed dosing of the first few cohorts of three patients each. We expect the initial data on safety and tolerability from the dose escalation cohorts of this trial to be available towards the end of 2018; this data will determine the dose for study in an expansion cohort anticipated to include up to 30 patients.

X-Linked Retinitis Pigmentosa Disease Overview

XLRP, a form of retinitis pigmentosa, is a rare inherited X-linked recessive genetic retinal disorder primarily affecting males. The disease is characterized by a lack of protein transport that leads to a loss of photoreceptors, resulting in rapid disease progression and severe retinal dysfunction. Approximately 70% of XLRP cases are due to variants in the genes responsible for the production of RPGR. RPGR is involved in the transport of proteins necessary for the maintenance of photoreceptor cells. Loss of RPGR function in the retinal cells causes the progressive loss of rod and cone photoreceptors, leading to the loss of vision experienced by patients. The estimated worldwide prevalence of XLRP due to RPGR variants is approximately one in 40,000 people, which represents approximately 17,000 patients in the United States and the five major European markets. There are no treatments currently available for XLRP.

The onset, progression, severity and clinical manifestations of XLRP vary from patient to patient. Typically, male patients first experience increasing symptoms of night blindness in the first decade, followed by a narrowing of their peripheral vision and progressive loss of central vision in the patient’s second or third decade. Legal or total blindness commonly occurs when the patient reaches his forties.

Our Solution: NSR-RPGR for Retinitis Pigmentosa

NSR-RPGR consists of a standard AAV vector, including the codon-optimized human RPGR DNA. We have developed a codon-optimized gene for the production of RPGR that features higher protein expression levels than with a wild-type RPGR coding sequence. In addition, codon optimization provides greater sequence stability, which results in the consistent production of an identical protein product. NSR-RPGR is designed to produce RPGR-ORF15, the form of RPGR preferentially expressed in the retina.

Based on preclinical findings indicating the potential for safety and efficacy with a significant rescue of photoreceptors, we believe NSR-RPGR has the ability to slow or stop retinal degeneration of photoreceptors and to restore or maintain vision in patients affected by these mutations. In two mouse models of XLRP in which the mice lacked RPGR-ORF15 expression in the retina, treatment with NSR-RPGR resulted in a statistically significant rescue of photoreceptor cell function in the treated eyes, but not in the untreated eyes. A single treatment in both eyes of wild-type mice with NSR-RPGR indicated a favorable safety profile, without inducing any toxic effects.

Clinical Development of NSR-RPGR

XIRIUS Phase 1/2 Clinical Trial

In March 2017, we initiated a Phase 1/2, open-label, dose-ranging, single-eye clinical trial, which we refer to as the XIRIUS trial, to evaluate the safety and efficacy of NSR-RPGR for the treatment of XLRP in patients with the RPGR mutation. XIRIUS is a multicenter trial enrolling patients in both the United States and the United Kingdom. We are evaluating multiple doses and have completed dosing of the first few cohorts of three patients each.  Each patient in the trial will receive a single sub-retinal injection of NSR-RPGR using the same administration technique as NSR-REP1. The primary goal of the trial is to assess the safety and tolerability of NSR-RPGR over a one-year period. We expect the initial data on safety and tolerability from the dose escalation cohorts of this trial to be available towards the end of 2018; this data will determine the dose for study in an expansion cohort anticipated to include up to 30 patients.

XOLARIS Natural History Observational Study

We have initiated a prospective, natural history observational study, which we refer to as the XOLARIS study, to better understand the progression of untreated XLRP. We also believe the study will assist us in identifying a pool of well-characterized patients for a potential Phase 3 trial of NSR-RPGR.

Preclinical Pipeline Programs

NSR-ABCA4 for the Treatment of Stargardt Disease

Our retinal gene therapy product candidate, NSR-ABCA4, is in preclinical development for the treatment of Stargardt disease, in patients with mutations in the gene encoding ATP-binding cassette, sub-family A member 4, or ABCA4. Stargardt disease is the most common form of inherited juvenile macular dystrophy, with a prevalence estimated to be approximately one in 10,000 people. This autosomal recessive disease is linked to mutations in the ABCA4 gene that are inherited from both parents of an affected individual. The progressive central vision loss associated with Stargardt disease is caused by the degeneration of photoreceptor cells in the central portion of the retina called the macula. Stargardt disease typically develops during childhood and adolescence, leading to blindness by the age of twenty. There are no treatments currently available for Stargardt disease.

NSR-BEST1 for the Treatment of Best Disease

Our retinal gene therapy product candidate, NSR-BEST1, is in preclinical development for the treatment of Best vitelliform macular dystrophy, or Best disease, in patients with mutations in the gene encoding bestrophin 1, or BEST1. Best disease, named for Dr. Friedrich Best, is a rare inherited form of macular degeneration characterized by abnormal accumulation of yellow pigment in the macular region of the eye leading to major declines in central vision later in life. Best disease is autosomal dominant, so children of affected parents have a 50% chance of receiving the gene. Best disease is caused by mutations in BEST1 that alter the function of the bestrophin 1 protein and ion transport by the RPE, resulting in the accumulation of fluid and debris between the RPE and the photoreceptors. The diagnosis of Best disease is primarily based on clinical appearance; however, adjuvant diagnostic testing and family history can confirm the diagnosis, as most patients have an affected parent. The estimated worldwide prevalence of Best disease is approximately one in 67,000 people, which represents approximately 10,000 patients in the United States and the five major European markets. There are no treatments currently available for Best disease.

The onset, progression, severity and clinical manifestations of Best disease vary from patient to patient. Disease onset is usually in childhood and can sometimes occur in later teenage years. It is a slowly progressive disease. Affected patients are born with normal vision followed by decreased central visual acuity and distorted vision. Peripheral vision and dark adaptation is usually unaffected.

Choroidal neovascularization, or the creation of new blood vessels in the choroid layer of the eye, is the most significant potential consequence and can cause rapid, significant loss of visual acuity.

Manufacturing

We believe our current CMOs will be able to fully meet our current clinical trial needs, including for our STAR Phase 3 registrational trial, and anticipated future commercial demand for NSR-REP1 in a cost-effective manner, removing the risk typically associated with clinical to commercial scale-up. NSR-REP1 is manufactured using triple transfection of adherent human embryonic kidney, or HEK, 293 cells followed by density gradient centrifugation and chromatographic purification. These process steps have been used successfully to manufacture other gene therapy candidates that have been tested or are currently being tested in other clinical trials being conducted by other companies. We have introduced process improvements to make the production and purification processes more robust and compliant with regulatory authority requirements for our Phase 3 clinical trial for NSR-REP1. These improvements included modifications to the master cell bank, transfection agents, plasmid design, chromatography reagents and filtration. In addition, to provide regulatory authorities with additional data on control and monitoring of the NSR-REP1 process and final product, we increased the frequency of in-process testing and the number of quality control release assays. We believe we have alignment with regulators on our cGMP manufacturing process, panel of analytical methods, assay qualifications/validation plans and comparability protocol to support the STAR trial, as well as the potential commercialization of NSR-REP1. Clinical drug supply of NSR-REP1 for our ISTs to date and of NSR-RPGR for our Phase 1/2 clinical trial was manufactured by the Viral Vector Core and Clinical Manufacturing Facility of the Nationwide Children’s Hospital, or NCH, in compliance with cGMP.

We also believe our CMOs have sufficient capacity to meet demand for our pipeline of retinal gene therapy product candidates for our future clinical trials and anticipated commercial demand. Additionally, we will work with our CMOs to develop and validate manufacturing process improvements that may increase the productivity, compliance and efficiency of our manufacturing technology employed in the existing process. In order to further reduce the risk in our manufacturing supply chain, we may consider an additional CMO to supply commercial and clinical materials.

Competition

The biotechnology and pharmaceutical industries, including the gene therapy field, are characterized by rapidly changing technologies, significant competition and a strong emphasis on intellectual property. We face substantial competition from many different sources, including large and specialty pharmaceutical and biotechnology companies, academic research institutions, government agencies and public and private research institutions.

We are aware of a number of companies focused on developing gene therapies in various indications, including Abeona Therapeutics Inc., Adverum Biotechnologies Inc., Allergan plc, Applied Genetics Technologies Corporation (AGTC), Audentes Therapeutics, Inc., Avalanche Biotechnologies, Inc., AveXis, Inc., Biogen Inc., bluebird bio, Inc., Dimension Therapeutics, Inc., Editas Medicine, Inc., 4D Molecular Therapeutics, GenSight Biologics S.A., Homology Medicines, Inc., Horama, S.A., Limelight Bio, Inc., MeiraGTx Limited, Ophthotech Corporation, Oxford Biomedica plc, REGENXBIO Inc., Sanofi S.A., Shire plc, Spark Therapeutics Inc. and uniQure N.V., as well as several companies addressing other methods for modifying genes and regulating gene expression. Any advances in gene therapy technology made by a competitor may be used to develop therapies that could compete against any of our product candidates.

For our specific retinal gene therapy product candidates, the main competitors in clinical development include:

▪

Choroideremia: Spark Therapeutics is developing SPK-CHM, an AAV-based gene therapy for the treatment of CHM, and is currently conducting its first Phase 1/2 clinical trial. 4D Molecular Therapeutics LLC and Biogen also have preclinical programs in CHM and we believe may be planning to initiate clinical trials in the indication in the next 12 months.

▪

X-linked Retinitis Pigmentosa: MeiraGTx and AGTC are developing AAV-based gene therapies for the treatment of XLRP and we believe REGENXBIO and other companies may be planning to initiate clinical trials in the future. AGTC and Biogen have published both a stable mutant and a codon-optimized gene capable of producing functional RPGR.

Many of our potential competitors, alone or with their strategic partners, have substantially greater financial, technical and other resources than we do, such as larger research and development, clinical, marketing and manufacturing organizations. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of competitors. Our commercial opportunity could be reduced or eliminated if competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. Additionally, technologies developed by our competitors may render our potential product candidates uneconomical or obsolete, and we may not be successful in marketing our product candidates against competitors.

Intellectual Property

We strive to protect and enhance the proprietary technologies, inventions and improvements that we believe are important to our business, including seeking, maintaining and defending patent rights, whether developed internally or licensed from third parties. Our policy is to seek to protect our proprietary position by, among other methods, pursuing and obtaining patent protection in the United States and in jurisdictions outside of the United States related to our proprietary technology, inventions, improvements, platforms and our product candidates that are important to the development and implementation of our business.

As of December 31, 2017, our intellectual property portfolio consisted of one granted U.S. patent, seven pending U.S. patent applications, three pending international PCT applications, two granted foreign patents, one allowed foreign application and 17 pending foreign applications (two of which are unpublished priority applications filed in the United Kingdom). These patent applications include claims directed to methods for treating CHM using NSR-REP1 compositions and to methods for treating retinitis pigmentosa using NSR-RPGR compositions, with expected expiry dates not earlier than between 2032 and 2036.

CHM

Our CHM intellectual property portfolio includes a family of patent applications licensed from Oxford University Innovation Limited (formerly Isis Innovation Limited), or Oxford. Worldwide filings include national phase applications in the United States, Australia, Brazil, Canada, China, the European Patent Convention (with a registration in Hong Kong based on this filing), Israel, Japan, the Republic of Korea, Mexico, New Zealand and Singapore. Claims to NSR-REP1 product and methods of treating CHM have been granted in Australia and claims to the use of NSR-REP1 to treat CHM have been granted in the United States and Singapore and have been allowed in Europe. All pending applications are currently under substantive examination. The U.S. and foreign filings in this family claim priority to a common international PCT application and, if issued, have expected expiry dates not earlier than 2032.

We jointly own an unpublished PCT application drawn to potency assays for CHM gene therapy based on the administration of NSR-REP1 compositions. The PCT application is due to enter the national phase in the fall of 2018. National phase applications claiming priority to this PCT application, if issued, are expected to have expiry dates not earlier than 2037. The U.S. provisional application is due for conversion into an international PCT application in October of 2018. National phase applications claiming priority to this PCT application, if issued, are expected to have expiry dates not earlier than 2038.

XLRP

Our XLRP intellectual property portfolio includes a published PCT application licensed from Oxford. This PCT application is due to enter the national phase in the spring of 2018, at which time, national applications will be filed in Australia, Brazil, Canada, China, the European Patent Convention (with a registration in Hong Kong based on this filing), Israel, India, Japan, the Republic of Korea, Mexico, New Zealand, Russia and Singapore. National phase applications claiming priority to this PCT application, if issued, are expected to have expiry dates not earlier than 2036. The pending claims of this PCT application are drawn to products comprising NSR-RPGR and methods of use of NSR-RPGR for treating or preventing retinitis pigmentosa, including XLRP.

We own a U.K. patent application drawn to RGPR sequence variants and methods of use of these variants for treating or preventing retinitis pigmentosa, including XLRP. This U.K. priority application was converted into an international PCT application in March 2018. National phase applications claiming priority to this PCT application, if issued, are expected to have expiry dates not earlier than 2038.

Individual patents extend for varying periods depending on the date of filing of the patent application or the date of patent issuance and the legal term of patents in the countries in which they are obtained. Generally, patents issued for regularly filed applications in the United States are granted a term of 20 years from the earliest effective non-provisional filing date. In addition, in certain instances, a patent term can be extended to recapture a portion of the U.S. Patent and Trademark Office, or the USPTO, delay in issuing the patent as well as a portion of the term effectively lost as a result of the FDA regulatory review period. However, as to the FDA component, the restoration period cannot be longer than five years and the total patent term including the restoration period must not exceed 14 years following FDA approval. The duration of foreign patents varies in accordance with provisions of applicable local law, but typically is also 20 years from the earliest effective filing date. However, the actual protection afforded by a patent varies on a product by product basis, from country to country and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent.

Furthermore, we rely upon trade secrets and know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect our proprietary information, in part, using confidentiality agreements with our collaborators, employees and consultants and invention assignment agreements with our employees. We also have confidentiality agreements or invention assignment agreements with our collaborators and selected consultants. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant us ownership of technologies that are developed through a relationship with a third party. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our collaborators, employees and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Our commercial success will also depend in part on not infringing upon the proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent would require us to alter our development or commercial strategies, or our product candidates or processes, obtain licenses or cease certain activities. Our breach of any license agreements or failure to obtain a license to proprietary rights that we may require to develop or commercialize our future product candidates may have an adverse impact on us. If third parties have prepared and filed patent applications prior to March 16, 2013 in the United States that also claim technology to which we have rights, we may have to participate in interference proceedings in the USPTO, to determine priority of invention. For more information, see “Item 3.D. Risk Factors—Risks Related to Our Intellectual Property.”

Collaborations and License Agreements

Oxford University Innovation Limited

In November 2013, we entered into a license agreement with Oxford. We refer to this agreement, as amended to date, as the 2013 Oxford Agreement. Under the 2013 Oxford Agreement, we acquired an exclusive worldwide license, with the right to grant sublicenses, to develop, research, make, import, use, sell, lease, license or otherwise commercially exploit products, including NSR-REP1, covered by the patents and know-how relating to vectors for use in gene therapy for CHM licensed under the 2013 Oxford Agreement for any and all uses.

Pursuant to the 2013 Oxford Agreement, we are required to use reasonable endeavors to develop, exploit and market licensed products in accordance with the development plan included therein, material modifications to which require Oxford’s consent. Our exclusivity is subject to certain retained rights of Oxford and other third parties to use the licensed technology for academic and research purposes. Upon our entry into the 2013 Oxford Agreement, we paid Oxford a signing fee of $78,000 and $68,000 to cover prior patent costs related to the patent rights subject to the 2013 Oxford Agreement. We are obligated to pay Oxford development and commercial milestone fees of up to an aggregate of £375,000 upon the achievement of specified milestones related to patent approvals, regulatory approvals and revenue achievement, as well as a mid-single-digit percentage of specified revenues received from sublicensees and a low single-digit royalty on annual net sales, subject to specified minimum royalty payments.

We may terminate the 2013 Oxford Agreement at any time upon two months’ written notice. Oxford may terminate the 2013 Oxford Agreement if we seek to challenge the validity of the licensed patents or if we become bankrupt. Either party may terminate the 2013 Oxford Agreement upon written notice if the other party fails to cure a material breach, subject to notice requirements and specified exceptions. Absent early termination, the 2013 Oxford Agreement will continue until November 13, 2033 or, if earlier, the later of expiration of the last to expire patent right subject to the 2013 Oxford Agreement or the lapse of market exclusivity in all countries throughout the world.

Additionally, in November 2015, we entered into five separate license agreements with Oxford, under which we acquired exclusive worldwide licenses, with the right to grant sublicenses, to develop, research, make, import, use, sell, lease, license or otherwise commercially exploit products, including NSR-RPGR, NSR-BEST1 and three other preclinical gene therapy product candidates, covered by the licensed patents and know-how relating to gene therapy for any and all uses.

Pursuant to the license agreement with Oxford relating to NSR-RPGR, which we refer to as the 2015 Oxford Agreement, we are required to use reasonable efforts to develop, exploit and market licensed products in accordance with the development plan included therein, material modifications to which require Oxford’s consent. Our exclusivity under the 2015 Oxford Agreement is subject to certain retained rights of Oxford and other third parties to use the licensed technology for academic and research purposes. Upon our entry into the 2015 Oxford Agreement, we paid Oxford a signing fee of $115,000 and $2,000 to cover prior patent costs related to the patent rights subject to the 2015 Oxford Agreement. We are obligated to pay Oxford annual maintenance fees until we file for regulatory approval for our first product candidate and payments upon the achievement of specified development and commercial milestones, as well as a high single-digit percentage of specified revenues received from sublicensees, and a low single-digit royalty on annual net sales, subject to an additional high single-digit royalty, not to exceed £2.0 million per product, for aggregate net sales in excess of a specified threshold. Under the 2015 Oxford Agreement, the aggregate potential development, regulatory and commercial milestone payments are approximately £2.2 million.

We may terminate the 2015 Oxford Agreement at any time upon two months’ written notice. Oxford may terminate the 2015 Oxford Agreement if we seek to challenge the validity of the licensed patents or if we become bankrupt. Either party may terminate the 2015 Oxford Agreement upon written notice if the other party fails to cure a material breach, subject to notice requirements and specified exceptions. Absent early termination, the 2015 Oxford Agreement will continue until November 5, 2035 or, if earlier, the later of expiration of the last to expire patent right subject to the 2015 Oxford Agreement or lapse of market exclusivity in all countries throughout the world.

In October 2017, we entered into an additional license agreement with Oxford, which we refer to as the 2017 Oxford Agreement, under which we acquired an exclusive worldwide license, with the right to grant sublicenses, to develop, research, make, import, use, sell, lease, license or otherwise commercially exploit gene therapy products, including NSR-ABCA4, for the treatment of Stargardt disease.

Pursuant to 2017 Oxford Agreement, we are required to use reasonable efforts to develop, exploit and market licensed products in accordance with the development plan included therein, material modifications to which require Oxford’s consent. Our exclusivity under the 2017 Oxford Agreement is subject to certain retained rights of Oxford and other third parties to use the licensed technology for academic and research purposes. Upon our entry into the 2017 Oxford Agreement, we paid Oxford a signing fee of £100,000. We are obligated to pay Oxford annual maintenance fees and payments upon the achievement of specified development and commercial milestones, sales milestones based on the first achievement of predefined sales thresholds, as well as a high single-digit percentage of specified revenues received from sublicensees, and a low single-digit royalty on annual net sales. Under the 2017 Oxford Agreement, the aggregate potential development, regulatory, commercial and sales milestone payments are up to approximately £22.7 million.

We may terminate the 2017 Oxford Agreement at any time after the third anniversary of its execution date upon two months’ written notice. Oxford may terminate the 2017 Oxford Agreement if we seek to challenge the validity of the licensed patents or if we become bankrupt. Either party may terminate the 2017 Oxford Agreement upon written notice if the other party fails to cure a material breach, subject to notice requirements and specified exceptions. Absent early termination, the 2017 Oxford Agreement will continue until October 12, 2037 or, if earlier, the later of expiration of the last to expire patent right subject to the 2017 Oxford Agreement or lapse of market exclusivity in all countries throughout the world.

Oxford BioMedica (UK) Limited

In December 2013, we entered into a license agreement with Oxford BioMedica (UK) Limited, or BioMedica, which we refer to as the BioMedica Agreement. Under the BioMedica Agreement, we acquired a non-exclusive license in the United States to manufacture, use, supply, sell, offer to sell, store, develop, research and import certain AAV products for the treatment of CHM, with the right to grant sublicenses to development partners.

Pursuant to the BioMedica Agreement, we are required to use commercially reasonable efforts to manufacture, sell and supply AAV products developed using the intellectual property licensed under the BioMedica Agreement in the United States. Upon our entry into the BioMedica Agreement, we paid BioMedica a signing fee of $100,000. We are obligated to pay BioMedica a low six-figure fee upon the grant of a sublicense to a development partner, a development milestone payment of $100,000 upon the grant by the FDA of marketing approval for an AAV product for the treatment of CHM, a low- to mid-single digit percentage of specified revenues received from development partners that are sublicensees and a low single-digit royalty on annual net sales in the United States.

We may terminate the BioMedica Agreement at any time upon one month’s written notice. BioMedica may terminate the BioMedica Agreement if we seek to challenge the validity of the licensed patents. Either party may terminate the BioMedica Agreement immediately upon written notice if the other party becomes bankrupt or fails to cure a material breach, subject to notice requirements and specified exceptions. Absent early termination, the BioMedica Agreement will continue until the expiration of the last to expire patent granted to us under the BioMedica Agreement.

Government Regulation

In the United States, the FDA regulates biologic products including gene therapy products under the Federal Food, Drug, and Cosmetic Act, or the FDCA, the Public Health Service Act, or the PHSA, and regulations and guidance implementing these laws. The FDCA, PHSA and their corresponding regulations govern, among other things, the testing, manufacturing, safety, efficacy, labeling, packaging, storage, record keeping, distribution, reporting, advertising and other promotional practices involving biologic products. Investigational new drug applications, or INDs, to the FDA are required before conducting human clinical testing of biologic products. Additionally, each clinical trial protocol for a gene therapy product candidate is reviewed by the FDA and, in limited instances the U.S. National Institutes of Health, or the NIH, through its Recombinant DNA Advisory Committee, or RAC. FDA approval also must be obtained before marketing of biologic products. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources and we may not be able to obtain the required regulatory approvals.

Within the FDA, the Center for Biologics Evaluation and Research, or CBER, regulates gene therapy products. Within CBER, the review of gene therapy and related products is consolidated in the Office of Tissue and Advanced Therapies and the FDA has established the Cellular, Tissue and Gene Therapies Advisory Committee to advise CBER on its reviews. CBER works closely with the NIH and the RAC, which makes recommendations to the NIH on gene therapy issues and engages in a public discussion of scientific, safety, ethical and societal issues related to proposed and ongoing gene therapy protocols. Although the FDA has only approved a limited number of human gene therapy products for sale, it has provided guidance for the development of gene therapy products. This guidance includes a growing body of guidance documents on Chemistry, Manufacturing and Controls, or CMC, clinical investigations and other areas of gene therapy development, all of which are intended to facilitate the industry’s development of gene therapy products.

Ethical, social and legal concerns about gene therapy, genetic testing and genetic research could result in additional regulations restricting or prohibiting the processes we may use. Federal and state agencies, congressional committees and foreign governments have expressed interest in further regulating biotechnology. More restrictive regulations or claims that our products or product candidates are unsafe or pose a hazard could prevent us from commercializing any products. New government requirements may be established that could delay or prevent regulatory approval of our product candidates under development. It is impossible to predict whether legislative changes will be enacted, regulations, policies or guidance changed, or interpretations by agencies or courts changed, or what the impact of such changes, if any, may be.

U.S. Biologic Products Development Process

Although certain human cellular and tissue-based products that meet specified criteria are regulated solely under section 361 of the Public Health Service Act and are not subject to premarket approval requirements, FDA has determined that gene therapy products do not meet those criteria and thus are subject to approval as biological products under section 351 of the PHSA.  Consequently, our gene therapy product candidates must be approved by the FDA before it may be legally marketed in the United States. The process required by the FDA before a biologic product candidate may be marketed in the United States generally involves the following:

▪

completion of preclinical laboratory tests and in vivo studies in accordance with the FDA’s current Good Laboratory Practice, or GLP, regulations and applicable requirements for the humane use of laboratory animals or other applicable regulations;

▪	submission to the FDA of an IND application, which allows human clinical trials to begin unless FDA objects within 30 days;
▪	approval by an independent institutional review board, or IRB, reviewing each clinical site before each clinical trial may be initiated;
▪

performance of adequate and well-controlled human clinical trials according to the FDA regulations relating to good clinical practice or GCPs, and any additional requirements for the protection of human research subjects and their health information, to establish the safety and efficacy of the proposed biologic product candidate for its intended use;

▪

preparation and submission to the FDA of a BLA for marketing approval, also referred to as “licensure”,  that includes substantial evidence of safety, purity and potency from results of nonclinical testing and clinical trials;

▪	review of the product by an FDA advisory committee, if applicable;
▪

satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the biologic product candidate is produced to assess compliance with cGMP requirements and to assure that the facilities, methods and controls are adequate to preserve the biologic product candidate’s identity, safety, strength, quality, potency and purity;

▪	potential FDA audit of the preclinical and clinical trial sites that generated the data in support of the BLA; and
▪	payment of user fees and FDA review and approval, or licensure, of the BLA.

Before testing any biologic product candidate in humans, including a gene therapy product candidate, the product candidate must undergo preclinical testing. Preclinical tests, also referred to as nonclinical studies, include laboratory evaluations of product chemistry, toxicity and formulation, as well as in vivo studies to assess the potential safety and activity of the product candidate and to establish a rationale for therapeutic use. The conduct of the preclinical tests must comply with federal regulations and requirements including GLPs.

Concurrent with clinical trials, companies usually must complete some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the drug in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.

If a gene therapy trial is conducted at, or sponsored by, institutions receiving NIH funding for recombinant DNA research, prior to the submission of an IND to the FDA, a protocol and related documents must be submitted to, and the study registered with, the NIH Office of Biotechnology Activities, or the OBA, pursuant to the NIH Guidelines for Research Involving Recombinant DNA Molecules, or the NIH Guidelines. Compliance with the NIH Guidelines is mandatory for investigators at institutions receiving NIH funds for research involving recombinant DNA. However, many companies and other institutions, not otherwise subject to the NIH Guidelines, voluntarily follow them. The NIH is responsible for convening the RAC that discusses protocols that raise novel or particularly important scientific, safety or ethical considerations at one of its quarterly public meetings. The OBA will notify the FDA of the RAC’s decision regarding the necessity for full public review of a gene therapy protocol. RAC proceedings and reports are posted to the OBA website and may be accessed by the public.

The clinical trial sponsor must submit the results of the preclinical studies, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. With gene therapy protocols, if the FDA allows the IND to proceed, but the RAC decides that full public review of the protocol is warranted, the FDA will request at the completion of its IND review that sponsors delay initiation of the protocol until after completion of the RAC review process. The FDA also may impose clinical holds on a biologic product candidate at any time before or during clinical trials due to safety concerns or non-compliance. If the FDA imposes a clinical hold, clinical trials may not recommence without FDA authorization and then only under terms authorized by the FDA. Accordingly, we cannot be sure that submission of an IND will result in the FDA allowing clinical trials to commence, or that, once begun, issues will not arise that suspend or terminate such trials.

Human Clinical Trials Under an IND

Clinical trials involve the administration of the biologic product candidate to healthy volunteers or patients under the supervision of qualified investigators which generally are physicians not employed by, or under, the control of the trial sponsor. Clinical trials are conducted under written study protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety, including stopping rules that assure a clinical trial will be stopped if certain adverse events should occur. Each protocol and any amendments to the protocol must be submitted to the FDA as part of the IND. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to a proposed clinical trial and places the trial on clinical hold, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Accordingly, submission of an IND may or may not result in the FDA allowing clinical trials to commence. Clinical trials must be conducted and monitored in accordance with the FDA’s regulations comprising the GCP requirements, including the requirement that all research subjects provide informed consent.

Further, each clinical trial must be reviewed and approved by an IRB at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers items such as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the form and content of the informed consent that must be signed by each clinical trial subject, or their legal representative, reviews and approves the trial protocol, and must monitor the clinical trial until completed. Clinical trials involving recombinant DNA also must be reviewed by an institutional biosafety committee, or IBC, a local institutional committee that reviews and oversees basic and clinical research that utilizes recombinant DNA at that institution. The IBC assesses the safety of the research and identifies any potential risk to public health or the environment.

Human clinical trials typically are conducted in three sequential phases that may overlap or be combined:

▪

Phase 1. The biologic product candidate initially is introduced into a small number of healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early understanding of its effectiveness. In the case of some product candidates for severe or life-threatening diseases, especially when the product candidate may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients. Phase 1 clinical trials of gene therapies are typically conducted in patients rather than healthy volunteers.

▪

Phase 2. The biologic product candidate is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product candidate for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule.

▪

Phase 3. Phase 3 clinical trials are commonly referred to as “pivotal” trials, which typically denotes a trial which presents the data that the FDA or other relevant regulatory agency will use to determine whether or not to approve a biologic product. In Phase 3 clinical trials, the biologic product candidate is administered to an expanded patient population, generally at multiple geographically dispersed clinical trial sites in adequate and well-controlled clinical trials to generate sufficient data to statistically confirm the potency and safety of the product for approval. These clinical trials are intended to establish the overall risk/benefit ratio of the product candidate and provide an adequate basis for product labeling.

Post-approval clinical trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial approval. These clinical trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication, particularly for long-term safety follow-up. In some cases, conducting a post-approval study to confirm or further refine the safety, efficacy or optimal use of a product may be a condition of approval of a product.

During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data and clinical trial investigators. Annual progress reports detailing the results of the clinical trials must be submitted to the FDA.

Written IND safety reports must be promptly submitted to the FDA, the NIH and the investigators for: serious and unexpected suspected adverse reactions; any findings from other trials; findings from animal or in vivo laboratory tests or in vitro testing that suggest a significant risk for human subjects; or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report as soon as possible, but in no case later than 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction as soon as possible but no later than seven calendar days after the sponsor’s initial receipt of the information.

The FDA or the sponsor or its data safety monitoring board may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the biologic product candidate has been associated with unexpected serious harm to patients.

Additional Regulation for Gene Therapy Clinical Trials

In addition to the regulations discussed above, there are a number of additional standards that apply to clinical trials involving the use of gene therapy. The FDA has issued various guidance documents regarding gene therapies, which outline additional factors that the FDA will consider at each of the above stages of development and relate to, among other things: the proper preclinical assessment of gene therapies; the CMC information that should be included in an IND application; the proper design of tests to measure product potency in support of an IND or BLA application; and measures to observe delayed adverse effects in subjects who have been exposed to investigational gene therapies when the risk of such effects is high. Further, the FDA usually recommends that sponsors observe subjects for potential gene therapy-related delayed adverse events for a 15-year period, including a minimum of five years of annual examinations followed by ten years of annual queries, either in person or by questionnaire.

The NIH and the FDA have a publicly accessible database, the Genetic Modification Clinical Research Information System, which includes information on gene therapy trials and serves as an electronic tool to facilitate the reporting and analysis of adverse events on these clinical trials.

Compliance with cGMP Requirements

Manufacturers of biologics must comply with applicable cGMP regulations, including quality control and quality assurance and maintenance of records and documentation. Manufacturers and others involved in the manufacture and distribution of such products also must register their establishments with the FDA and certain state agencies. Both domestic and foreign manufacturing establishments must register and provide additional information to the FDA upon their initial participation in the manufacturing process. Establishments may be subject to periodic, unannounced inspections by government authorities to ensure compliance with cGMP requirements and other laws. Discovery of problems may result in a government entity placing restrictions on a product, manufacturer or holder of an approved BLA, and may extend to requiring withdrawal of the product from the market. The FDA will not approve a BLA unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specification.

Concurrent with clinical trials, companies usually complete additional preclinical studies and must also develop additional information about the physical characteristics of the biologic product candidate, as well as finalize a process for manufacturing the product candidate in commercial quantities in accordance with cGMP requirements. To help reduce the risk of the introduction of adventitious agents or of causing other adverse events with the use of biologic products, the PHSA emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other requirements, the sponsor must develop methods for testing the identity, strength, quality, potency and purity of the final biologic product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the biologic product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Processes

The results of the preclinical tests and clinical trials, together with detailed information relating to the product’s CMC and proposed labeling, among other things, are submitted to the FDA as part of a BLA requesting approval to market the product for one or more indications.

For gene therapies, selecting patients with applicable genetic defects is a necessary condition to effective treatment. For the therapy we are currently developing, we believe that diagnoses based on existing genetic tests developed and administered by laboratories certified under the Clinical Laboratory Improvement Amendments, or CLIA, are sufficient to select appropriate patients and will be permitted by the FDA.

Under the Prescription Drug User Fee Act, or PDUFA, as amended, each BLA must be accompanied by a significant user fee. The FDA adjusts the PDUFA user fees on an annual basis. The PDUFA also imposes an annual product fee for biologics and an annual establishment license fee on facilities used to manufacture prescription biologics. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on BLAs for product candidates designated as orphan drugs, unless the product candidate also includes a non-orphan indication.

The FDA reviews a BLA within 60 days of submission to determine if it is substantially complete before the agency accepts it for filing. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In that event, the BLA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth, substantive review of the BLA.

The FDA reviews the BLA to determine, among other things, whether the proposed product candidate is safe and potent, or effective, for its intended use, has an acceptable purity profile and whether the product candidate is being manufactured in accordance with cGMP to assure and preserve the product candidate’s identity, safety, strength, quality, potency and purity. The FDA may refer applications for novel biologic products or biologic products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving a BLA, the FDA will inspect the facilities at which the product candidate is manufactured. The FDA will not approve the product candidate unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product candidate within required specifications. Additionally, before approving a BLA, the FDA typically will inspect one or more clinical trial sites to assure that the clinical trials were conducted in compliance with IND requirements and GCP requirements.

On the basis of the BLA and accompanying information, including the results of the inspection of the manufacturing facilities, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the biologic product with specific prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the BLA, the FDA will issue an approval letter.

If a product candidate receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. The FDA may impose restrictions and conditions on product distribution, prescribing or dispensing in the form of a risk evaluation and mitigation strategy, or REMS, or otherwise limit the scope of any approval. In addition, the FDA may require post-marketing clinical trials, sometimes referred to as Phase 4 clinical trials, designed to further assess a biologic product’s safety and effectiveness, and testing and surveillance programs to monitor the safety of approved products that have been commercialized.

The FDA has agreed to specified performance goals in the review of BLAs under the PDUFA. One such goal is to review standard BLAs in ten months after the FDA accepts the BLA for filing, and priority BLAs in six months, whereupon a review decision is to be made. To be eligible for priority review, a product candidate must receive such a designation based on meeting certain specified statutory standards (e.g., intended to treat a serious condition and would provide significant improvement in safety or effectiveness if approved) or the sponsor must have obtained a priority review voucher from another sponsor whose product candidate qualified for priority review. The FDA does not always meet its PDUFA goal dates for standard and priority BLAs and its review goals are subject to change from time to time. The review process and the PDUFA goal date may be extended by three months if the FDA requests or the BLA sponsor otherwise provides additional information or clarification regarding information already provided in the submission within the last three months before the PDUFA goal date.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may designate a biologic product as an “orphan drug” if it is intended to treat a rare disease or condition (generally meaning that it affects fewer than 200,000 individuals in the United States, or more in cases in which there is no reasonable expectation that the cost of developing and making a biologic product available in the United States for treatment of the disease or condition will be recovered from sales of the product). Orphan product designation must be requested before submitting a BLA. In addition, if a sponsor seeks orphan designation for a drug or biological product for a disease or condition that meets the 200,000 prevalence criteria but the product is considered the “same drug” as a previously approved drug or biological product, to be eligible for orphan designation the sponsor must provide a plausible hypothesis that its drug or biological product is clinically superior to the previously approved same drug.  After the FDA grants orphan product designation, the identity of the therapeutic agent, its potential orphan use, and the identity of the sponsor, are disclosed publicly by the FDA on the agency’s website. Orphan product designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

If an orphan-designated product is the first to obtain FDA approval for the disease or condition for which it has such designation, meaning that FDA has not previously approved a drug or biological product considered to be the “same drug” as that drug or biological product for the same orphan disease or condition, the product is entitled to a seven year period of orphan product exclusivity.  During an orphan exclusivity period, FDA may not approve any other applications to market the “same drug”, as that term is defined in FDA regulations, for the same orphan-protected indication for seven years, except in limited circumstances, such as if the sponsor of a subsequent same drug is able to show that its product is clinically superior to the product with orphan exclusivity or if the party holding the exclusivity fails to assure the availability of sufficient quantities of the drug to meet the needs of patients with the disease or condition for which the drug was designated.  Competitors, however, may receive approval of different products not considered the “same drug” as the orphan-protected drug or biological product for the same indication for which the orphan product has exclusivity or obtain approval for a product considered the “same drug” but for a different indication than that for which the orphan product has exclusivity.

If an orphan-designated drug or  biological product is considered the same as a previously approved same drug that does not have unexpired orphan exclusivity, while a showing of clinical superiority is not required in order for the subsequent drug or biological product to receive marketing approval for the same orphan indication as the previously approved same drug, a demonstration of clinical superiority is nonetheless required for the subsequent drug or biological to upon approval be eligible for its own 7-year orphan exclusivity period.

Orphan medicinal product status in the European Union has similar, but not identical, benefits. For example, the European Union grants ten years of product exclusivity for orphan medicinal products.

Biosimilars and Exclusivity

The 2010 Patient Protection and Affordable Care Act, which was signed into law in March 2010, included a subtitle called the Biologics Price Competition and Innovation Act of 2009, or BPCIA. The BPCIA established an abbreviated pathway for the licensure of biosimilar and interchangeable versions of reference biological products licensed under the PHSA.  The BPCIA authorizes the FDA to approve under section 351(k) of the PHSA biosimilar and interchangeable biologics that reference biological products approved under section 351(a) of the PHSA. The FDA has issued several guidance documents outlining an approach to review and approval of biosimilars and interchangeable biologics.  Additional guidances are expected to be finalized by the FDA in the near term.

Under the BPCIA, a manufacturer may submit an application for licensure of a biologic product that is “biosimilar to” or “interchangeable with” a previously approved biological product or “reference product.”  In order for the FDA to approve a biosimilar product, it must make certain findings including that the biological product is highly similar to the reference product notwithstanding minor differences in clinically inactive components, and that there are no clinically meaningful differences between the reference product and proposed biosimilar product in terms of safety, purity, and potency.  For the FDA to approve a biological product as interchangeable with a reference product, the agency must find that (i) the biological product is biosimilar to the reference product, (ii) the biological product can be expected to produce the same clinical results as the reference product in any given patient, and (iii) for products administered multiple times, that the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic.

BLA-approved products can potentially be eligible for a 12-year period of reference product exclusivity.  Under section 351(k)(7) of the PHSA, as amended by the BPCIA, an application for a biosimilar or interchangeable biological product referencing an approved reference biological product may not be submitted to the FDA for review until four years following the date of first licensure of the reference product, and  section 351(k)(7) prohibits approval of the application for the biosimilar or interchangeable product until 12 years from the date on which the reference product was first licensed.  Not every product approved through a BLA is eligible for reference product exclusivity, but, rather, eligibility turns on whether licensure of a product is considered a “first licensure”.  As FDA has interpreted the reference product exclusivity provisions of the BPCIA in draft guidance, applications for certain changes to previously licensed biological products from the same or certain related sponsors are not considered the dates of first licensure for purposes of giving rise to a period of reference product exclusivity.

Even if a product is considered to be a reference product eligible for exclusivity, another company could market a competing version of that product if they submit and obtain approval through section 351(a) of the PHSA of a full BLA for such product containing the sponsor’s own preclinical data and data from adequate and well‑controlled clinical trials to demonstrate the safety, purity, and potency of their product.  The BPCIA also created certain exclusivity periods for approval of the first interchangeable product referencing a particular reference product during which FDA cannot approve an application for another interchangeable product relying on the same reference product.  At this juncture, it is unclear whether products deemed “interchangeable” by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law.

Pediatric Exclusivity

Under the BPCIA, biologics, such as our product candidates, may be eligible for pediatric exclusivity, an incentive intended to encourage medical product research for children. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods applicable to biological products under the BPCIA—namely, the four-year period during which the FDA will not consider an application for a biosimilar product, and the 12-year period during which the FDA will not approve a biosimilar application.  If a biological product has unexpired orphan exclusivity, the orphan exclusivity is also eligible for a 6-month pediatric exclusivity extension.  This six-month exclusivity, which runs from the end of these exclusivity protection periods, may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued “written request” for such a trial.

Expedited Development and Review Programs

The FDA is authorized to expedite the review of BLAs in several ways. Under the Fast Track program, the sponsor of a biologic product candidate may request the FDA to designate the product for a specific indication as a Fast Track product concurrent with or after the filing of the IND. Biologic products are eligible for Fast Track designation if they are intended to treat a serious or life-threatening condition and demonstrate the potential to address unmet medical needs for the condition. Fast Track designation applies to the combination of the product candidate and the specific indication for which it is being studied. In addition to other benefits, such as the ability to have greater interactions with the FDA, the FDA may initiate review of sections of a Fast Track BLA before the application is complete, a process known as rolling review.

Any product submitted to the FDA for marketing, including under a Fast Track program, may be eligible for other types of FDA programs intended to expedite development and review, such as breakthrough therapy designation, regenerative medicine advance therapy designation, priority review and accelerated approval.

▪

Breakthrough therapy designation. To qualify for the breakthrough therapy program, product candidates must be intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence must indicate that such product candidates may demonstrate substantial improvement on one or more clinically significant endpoints over existing therapies. The FDA will seek to ensure the sponsor of a breakthrough therapy product candidate receives: intensive guidance on an efficient drug development program; intensive involvement of senior managers and experienced staff on a proactive, collaborative and cross-disciplinary review; and a rolling review.

▪

Regenerative Medicine Advance Therapy (RMAT) designation. RMAT was introduced as a new designation under the 21st Century Cures Act for the development and review of certain regenerative medicine therapies.  As set forth in section 506(g)(8) of the FDCA, the term “regenerative medicine therapy” is defined to include cell therapy, therapeutic tissue engineering products, human cell and tissue products, and combination products using any such therapies or products, except for those regulated solely under section 361 of the PHSA. To receive RMAT designation, a regenerative medicine product candidate must be intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition with preliminary clinical evidence indicating that the drug has the potential to address unmet medical need. RMAT designation does not require evidence to indicate that the drug may offer a substantial improvement over available therapies, as breakthrough designation requires. In November 2017, the FDA released draft guidance that clarified that gene therapies, including genetically modified cells, that lead to a durable modification of cells or tissues, may meet the definition of a regenerative medicine therapy for RMAT designation. Similar to breakthrough designation, an RMAT product candidate receives: intensive guidance on an efficient drug development program; intensive involvement of senior managers and experienced staff on a proactive, collaborative and cross-disciplinary review; and a rolling review.  Regenerative medicine therapies that quality for RMAT designation may also quality for other FDA expedited programs, including fast track designation, breakthrough therapy designation,, accelerated approval, and priority review designation, if they meet the criteria for such programs.

▪

Accelerated approval. Drugs or biologic products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval. Accelerated approval means that a product candidate may be approved on the basis of adequate and well-controlled clinical trials establishing that the product candidate has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity and prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, FDA may require that a sponsor of a drug or biologic product candidate receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials to verify the predicted clinical benefit. In addition, FDA currently requires pre-approval of promotional materials as a condition for accelerated approval. A drug approved under the accelerated approval pathway may have its approval revoked on several grounds including if a required post-approval trial fails to verify clinical benefit or does not demonstrate sufficient clinical benefit to justify the risks associated with the drug.

Fast Track designation, breakthrough therapy designation, RMAT designation and accelerated approval do not change the standards for approval but may expedite the development or approval process.

Post-approval Requirements

Rigorous and extensive FDA regulation of biologic products continues after approval, particularly with respect to cGMP requirements. Manufacturers are required to comply with applicable requirements in the cGMP regulations, including quality control and quality assurance and maintenance of records and documentation. Other post-approval requirements applicable to biologic products include reporting of cGMP deviations that may affect the identity, potency, purity and overall safety of a distributed product, record-keeping requirements, reporting of adverse effects, reporting updated safety and efficacy information and complying with electronic record and signature requirements. After a BLA is approved, the product also may be subject to official lot release. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA, together with a release protocol, showing a summary of the history of manufacture of the lot and the results of all tests performed on the lot. The FDA also may perform certain confirmatory tests on lots of some products before releasing the lots for distribution. In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency and effectiveness of biologic products.

A sponsor also must comply with the FDA’s advertising and promotion requirements, such as the prohibition on promoting products for uses or in patient populations that are not described in the product’s approved labeling (known as “off-label use”). Discovery of previously unknown problems or the failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions. In addition, changes to the manufacturing process or facility generally require prior FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant or manufacturer to administrative or judicial civil or criminal actions and adverse publicity. These actions could include refusal to approve pending applications or supplemental applications, withdrawal of an approval, clinical hold, suspension or termination of a clinical trial by an IRB, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines or other monetary penalties, refusals of government contracts, mandated corrective advertising or communications with healthcare providers, debarment, restitution, disgorgement of profits or other civil or criminal penalties.

U.S. Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of product candidates, some of a sponsor’s U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period generally is one-half the time between the effective date of an IND and the submission date of a BLA plus the time between the submission date of a BLA and the approval of that application. Only one patent applicable to an approved biologic product is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. Moreover, a given patent may only be extended once based on a single product. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. Because PTE has generally been interpreted by courts to extend patent protection to a drug’s “active ingredient” and that concept generally has not been applied to large molecule biological products, there is currently some uncertainty as to how PTE protection will apply to reference biological products to protect against biosimilar products that might have minor structural differences from the reference product.

Government Regulation Outside of the United States

In addition to regulations in the United States, we are and will be subject, either directly or through third parties, to a variety of regulations in other jurisdictions governing, among other things, clinical trials and commercial sales and distribution of our products, if approved. In the European Union, the requirements, regulatory approvals and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country, though there is some degree of European Union-wide harmonization.

Regulation in the European Union

In the European Union, medicinal products, including advanced therapy medicinal products, or ATMPs, are subject to extensive pre- and post-market regulation by regulatory authorities at both the European Union and national levels. ATMPs comprise gene therapy products, somatic cell therapy products and tissue engineered products, which are cells or tissues that have undergone substantial manipulation so that biological characteristics, physiological functions or structural properties relevant for the intended regeneration, repair or replacement are achieved and that the cells or tissues are not intended to be used for the same essential function or functions in the recipient as in the donor. We anticipate that our gene therapy development products would be regulated as ATMPs in the European Union in view of its method of manufacture and mode of use that involves administration of genetic sequences to treat a clinical condition.

Clinical Trials

Clinical trials of medicinal products in the European Union must be conducted in accordance with the harmonized European Union laws and rules as directly applicable to EU Member States and national regulations and the International Conference on Harmonization, or ICH, guidelines on Good Clinical Practices, or GCP. Additional seeking to implement EU laws issued by the European Commission in Volume 10 of the Rules governing medicinal products, apply also to clinical trials of advanced therapy medicinal products. If the sponsor of the clinical trial is not established within the European Union, it must appoint an entity within the European Union to act as its legal representative. The sponsor must take out a clinical trial insurance policy, and in most European Union countries, the sponsor is liable to provide ‘no fault’ compensation to any study subject injured in the clinical trial.

Prior to commencing a clinical trial, the sponsor must obtain a clinical trial authorization from the competent authority, and a positive opinion from an independent ethics committee. The application for a clinical trial authorization must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation. Currently, clinical trial authorization applications must be submitted to the competent authority in each EU Member State in which the trial will be conducted. Under the new Regulation on Clinical Trials, which is currently expected to come into operation in October 2018, there will be a “coordinated” application procedure where one national authority takes the lead, as the “reporting member state”, in reviewing the application, taking account of the comments provided by the national authorities of the member states which are concerned by the application. Any substantial changes to the trial protocol or other information submitted with the clinical trial applications affecting the initial approval must be notified to or approved by the relevant competent authorities and ethics committees.  Medicines used in clinical trials must be manufactured in accordance with cGMP. Other national and European Union-wide regulatory requirements also apply.

During the development of a medicinal product, the EMA and national medicines regulators within the European Union provide the opportunity for dialogue and guidance on the development program. At the EMA level, this is usually done in the form of a request for scientific advice or protocol assistance for an orphan medicinal product, which is given by the Scientific Advice Working Party of the

Committee for Medicinal Products for Human Use, or CHMP. A fee is incurred with each scientific advice procedure. However, waiver or reduction of the fee may be granted by the EMA Secretariat in specific circumstances such as that the request is made by an applicant which is designated as a small, medium sized enterprise or the product is designated as an orphan medicinal product.  Advice from the EMA is typically provided based on questions concerning, for example, quality (chemistry, manufacturing and controls testing), nonclinical testing and clinical studies, and pharmacovigilance plans and risk-management programs. Advice is not legally binding with regard to any future marketing authorization application of the product concerned. In 2015, we received national scientific advice from the United Kingdom, Netherlands, Germany, Sweden and centralized scientific advice from the EMA.

Marketing Authorizations

In order to market a new medicinal product in the European Union, a company must submit and obtain a marketing authorization from a EU regulatory authority by submitting a marketing authorization application, or MAA. The process for doing this depends, among other things, on the nature of the medicinal product.

The centralized procedure results in a single marketing authorization, or MA, granted by the European Commission that is valid across the EEA (i.e., the European Union as well as Iceland, Liechtenstein and Norway through the EEA Treaty). The centralized procedure is compulsory for human drugs that are: (i) derived from biotechnology processes, such as those that involves a recombinant DNA technology, (ii) contain a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative diseases, autoimmune and other immune dysfunctions and viral diseases, (iii) officially designated orphan medicines and (iv) advanced-therapy medicines, such as gene therapy, somatic cell therapy or tissue-engineered medicines. The centralized procedure may at the request of the applicant also be used in certain other cases. Therefore, the centralized procedure would be mandatory for the products we are developing.

The Committee for Advanced Therapies, or CAT, is statutorily responsible in conjunction with the CHMP for the evaluation of ATMPs. The CAT is primarily responsible for the scientific evaluation of ATMPs and prepares a draft opinion on the quality, safety and efficacy of each ATMP for which a marketing authorization application is submitted. The CAT’s opinion is then taken into account by the CHMP when giving its final recommendation regarding the authorization of an advanced therapy medicinal product based on the balance of benefits and risks identified. Although the CAT’s draft opinion is submitted to the CHMP for final approval, the CHMP based on its own independent benefit/risk assessment may depart from the draft opinion provided by CAT. The CHMP and CAT are also responsible for providing guidelines on ATMPs and have published numerous guidelines, including specific guidelines on gene therapies and cell therapies. These guidelines provide additional guidance on the factors that the EMA will consider in relation to the development and evaluation of ATMPs and include, among other things, the preclinical studies required to characterize ATMPs; the manufacturing and control information that should be submitted in a marketing authorization application; and post-approval measures required to monitor patients and evaluate the long term efficacy and potential adverse reactions of ATMPs. Although these guidelines are not legally binding, we believe that our compliance with them is likely necessary to gain and maintain approval for any of our product candidates.

Under the centralized procedure in the European Union, the maximum timeframe for the evaluation of an MAA by the EMA is 210 days. This excludes so-called clock stops to afford the applicant sufficient time to address questions asked by the CHMP and for an application relating to an advanced therapy medicinal product, CAT. At the end of the review period, the CHMP provides an opinion to the European Commission. If this is opinion favorable, the Commission may then adopt a binding decision to grant an MA. In exceptional cases, the CHMP might perform an accelerated review of an MAA in no more than 150 days. This is usually when the product is of major interest from the point of view of public health and, in particular, from the viewpoint of therapeutic innovation. However, the shortened time-frame for an accelerated review may be reverted to the full review procedure of 210 days if the CHMP identifies significant concerns relating to the quality of the dossier in its initial assessment in order to ensure that the applicant is given the full opportunity to address the issues identified.

The European Commission may grant a so-called “marketing authorization under exceptional circumstances.” Such authorization is intended for products for which the applicant can demonstrate that it is unable to provide comprehensive data on the efficacy and safety under normal conditions of use, because the indications for which the product in question is intended are encountered so rarely that the applicant cannot reasonably be expected to provide comprehensive evidence, or in the present state of scientific knowledge, comprehensive information cannot be provided, or it would be contrary to generally accepted principles of medical ethics to collect such information. Consequently, marketing authorization under exceptional circumstances may be granted subject to certain specific obligations, which may include the following:

▪

the applicant must complete an identified program of studies within a time period specified by the competent authority, the results of which form the basis of a reassessment of the benefit/risk profile;

▪

the medicinal product in question may be supplied on medical prescription only and may in certain cases be administered only under strict medical supervision, possibly in a hospital and in the case of a radio-pharmaceutical, by an authorized person; and

▪

the package leaflet and any medical information must draw the attention of the medical practitioner to the fact that the particulars available concerning the medicinal product in question are as yet inadequate in certain specified respects.

A marketing authorization under exceptional circumstances is subject to review to reassess the risk-benefit balance in light of information generated from the an agreed program of post-authorization specific measures or studies The CHMP may recommend the marketing authorization to be varied, suspended or revoked if such regulatory measure is justified based on new data relevant to benefit/risk balance of the product. The renewal of a marketing authorization of a medicinal product under exceptional circumstances, however, follows the same rules as a “normal” marketing authorization. Thus, a marketing authorization under exceptional circumstances is granted for an initial five years, after which the authorization will become valid indefinitely, unless the EMA decides that safety grounds merit one additional five-year renewal.

The European Commission may also grant a so-called “conditional marketing authorization” provided that the applicant is able to furnish the comprehensive clinical data to confirm a positive benefit/risk assessment with a view to supporting grant of a full marketing authorization. Such conditional marketing authorizations may be granted for product candidates (including medicines designated as orphan medicinal products), if (i) the risk-benefit balance of the product candidate is positive, (ii) it is likely that the applicant will be in a position to provide the required comprehensive clinical trial data, (iii) the product fulfills an unmet medical need and (iv) the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required. A conditional marketing authorization may contain specific obligations to be fulfilled by the marketing authorization holder, including obligations with respect to the completion of ongoing or new studies, and with respect to the collection of pharmacovigilance data. Conditional marketing authorizations are valid for one year, and may be renewed annually, if the risk-benefit balance remains positive, and after an assessment of the need for additional or modified conditions and/or specific obligations. The timelines for the centralized procedure described above also apply with respect to the review by the CHMP of applications for a conditional marketing authorization.

The European Union medicines rules expressly permit the EU Member States to adopt national legislation prohibiting or restricting the sale, supply or use of any medicinal product containing, consisting of or derived from a specific type of human or animal cell, such as embryonic stem cells. While the products we have in development do not make use of embryonic stem cells, it is possible that the national laws in certain EU Member States may prohibit or restrict us from commercializing our products, even if they have been granted an EU marketing authorization.

Data Exclusivity

Marketing authorization applications for generic medicinal products do not need to include the results of preclinical and clinical trials, but instead can refer to the data contain in the marketing authorization of a reference product for which regulatory data exclusivity or protection has expired to inform the overall benefit/risk assessment of the generic product. If a marketing authorization is granted for a medicinal product containing a new active substance, that product benefits from eight years of data exclusivity, during which generic marketing authorization applications referring to the data of that product may not be accepted by the regulatory authorities, and a further two years of market protection, during which such generic products may not be placed on the market. The 10-year protection period may be extended cumulatively to 11 years if during the first eight years a new therapeutic indication which is considered to bring significant clinical benefit over existing therapies is approved.

There is a special regime for biosimilars, or biological medicinal products that are similar to a reference medicinal product but that do not meet the definition of a generic medicinal product, for example, because of differences in raw or source materials used for manufacture or manufacturing processes. An application for marketing authorization for a biosimilar product may be accepted only after the basic regulatory data protection of the reference product has expired. However, for such products, the biosimilar manufacturer is required to submit the results of appropriate preclinical or clinical trials according to the guidelines adopted by the

EMA that detail the type of supplementary data necessary to support an assessment of comparability between the biosimilar product and the reference product. There are currently no such guidelines for complex biological products, such as gene or cell therapy medicinal products, and so it is unlikely that biosimilars of those products will currently be approved in the European Union. However, guidance from the EMA states that they will be considered in the future in light of the scientific knowledge and regulatory experience gained at the time.

Orphan Medicinal Products

The EMA’s Committee for Orphan Medicinal Products, or COMP, may recommend orphan medicinal product designation to promote the development of products that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than five in 10,000 persons in the European Union. Additionally, designation is granted for products intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the product in the European Union would be sufficient to justify the necessary investment in developing the medicinal product. The COMP may only recommend orphan medicinal product designation when the product in question offers a significant clinical benefit over existing approved products for the relevant indication. Following a positive opinion by the COMP, the European Commission adopts a decision granting orphan status. The COMP will reassess orphan status in parallel with EMA review of a marketing authorization application and orphan status may be withdrawn at that stage if it no longer fulfills the orphan criteria (for instance because in the meantime a new product was approved for the indication and no convincing data are available to demonstrate a significant benefit over that product). Orphan medicinal product designation entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity attaching to the granted marketing authorization. During this period, the competent authorities may not accept or approve any similar medicinal product, unless it is shown to be clinical superior in terms of clinical efficacy, clinical safety or otherwise a major contribution to patient care. This period may be reduced to six years if the orphan medicinal product designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity.

Pediatric Development

In the European Union, companies developing a new medicinal product must agree a Paediatric Investigation Plan, or PIP, with the EMA and must conduct pediatric clinical trials in accordance with that PIP, unless a waiver applies, (e.g., because the relevant disease or condition occurs only in adults). The marketing authorization application for the product must include the results of pediatric clinical trials conducted in accordance with the PIP, unless a waiver applies, or a deferral has been granted, in which case the pediatric clinical trials must be completed at a later date. Products that are granted a marketing authorization on the basis of the pediatric clinical trials conducted in accordance with the PIP are eligible for a six month extension of the protection under a supplementary protection certificate (if any is in effect at the time of approval) or, in the case of orphan medicinal products, a two year extension of the orphan market exclusivity.  Extension of such exclusivity applies if the study data are provided in compliance with the agreed PIP, notwithstanding that the agreed PIP fails to lead to the authorization of a paediatric indication, but the results of the studies conducted are reflected in the summary of product characteristics and, if appropriate, in the package leaflet of the medicinal product concerned.

In the EU, Regulation 1049/2001/EC, commonly known as the EU Freedom of Information Regulation or Public Access Regulation, confers rights on any EU citizens and any natural or legal persons residing or having their headquarters in an EU country to request access to the documents held by a EU institution on grounds relating to public interest. However, access to such documents is subject to conditions provided in the Regulation and the exceptions laid out therein. It applies to all documents held by an EU institution, including documents drawn up or received by it and in its possession, in all areas of European Union (EU) activity. The Regulation applies to the EMA which has implemented the provisions in its established policy. The EMA policy essentially favors public access subject to certain limited exceptions if disclosure undermines, among others, the protection of commercial interests. The EMA policy has been the subject of three recent rulings of the European General Court in the following cases: Pari Pharma GmbH v EMA (Case T-235/1); MSD Animal Health Innovation and Intervet International v EMA(Case T-729/15) and PTC Therapeutics International v EMA (Case T-718/15). These decisions essentially respond to demands for greater transparency and disclosure of pre-clinical and clinical data. They also validate the EMA’s transparency policy to provide greater public access to information held and documents drawn up by the EMA.

Our products currently in development are advanced therapy medicinal products which will be subject to mandatory Centralized assessment. At present, according to the established EMA policy, the information contained in the marketing authorization application, responses provided by Radius to the questions raised by the EMA and its advisory committees as well as the assessment reports drawn up by the EMA and its advisory committees would not be disclosed. However, in light of the European General Court’s decisions, such information would likely be susceptible to disclosure to third parties, including a competitor, once a decision on the approvability of our products is made and the application is withdrawn from the centralized procedure.

Post-Approval Controls

The holder of a marketing authorization must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance, or QPPV, who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports, or PSURs.

All new marketing authorization applications must include a risk management plan, or RMP, describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the marketing authorization. Such risk-minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials or post-authorization safety studies. RMPs and PSURs are routinely available to third parties requesting access, subject to limited redactions.

All advertising and promotional activities for the product must be consistent with the approved summary of product characteristics, and therefore all off-label promotion is prohibited. Direct-to-consumer advertising of prescription medicines is also prohibited in the European Union. Although general requirements for advertising and promotion of medicinal products are established under EU directives, the details are governed by regulations in each EU Member State and can differ from one country to another.

Pricing and Reimbursement

Governments influence the price of medicinal products in the European Union through their pricing and reimbursement rules and control of national healthcare systems that fund a large part of the cost of those products to consumers.

Decisions on pricing and reimbursement of medicinal products in the European Union are governed by national rules subject to the control of the requirements set out in the Transparency Directive (Council Directive 89/105/EEC). The Transparency Directive aims to ensure transparency of measures established by EU Member States to control pricing and reimbursement of medicinal product. The Directive defines a series of procedural requirements designed to verify that national pricing and reimbursement decisions do not create obstacles to the pharmaceutical trade within the EU's Internal Market. Subject to the control of the Transparency Directive, there is no binding policy at the EU level governing pricing and reimbursement, and the 28 EU Member States each have their own, often varying, approaches and policies such to manage healthcare costs based on such measures as price control, profit control, international price comparisons, and reference pricing.

Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. Other EU Member States allow companies to fix their own prices for medicines, but monitor and control company profits. Some Member States may impose statutory rebates or discounts to manage healthcare costs. The downward pressure on healthcare costs in general, particularly prescription medicines, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

For other countries outside of the European Union, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials are conducted in accordance with GCP and the other applicable regulatory requirements. If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension of clinical trials, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Other Healthcare Laws and Regulations

Healthcare providers, physicians and third-party payors play a primary role in the recommendation and use of pharmaceutical products that are granted marketing approval. Arrangements with third-party payors, existing or potential customers and referral sources, including healthcare providers, are subject to broadly applicable fraud and abuse and other healthcare laws and regulations, and these laws and regulations may constrain the business or financial arrangements and relationships through which manufacturers conduct clinical research, market, sell and distribute the products for which they obtain marketing approval. Such restrictions under applicable federal and state healthcare laws and regulations include the following:

▪

the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or kind, in exchange for, or to induce, either the referral of an individual for, or the purchase, lease or order of a good, facility, item or service for which payment may be made under federal healthcare programs, such as the Medicare and Medicaid programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers, on the one hand, and prescribers, purchasers and formulary managers on the other. The

Patient Protection and Affordable Care Act, or PPACA, amended the intent requirement of the federal Anti-Kickback Statute. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it in order to commit a violation;

▪

the federal civil or criminal false claims and civil monetary laws, including the civil False Claims Act, or the FCA, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent, or making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government. Certain marketing practices, including off-label promotion, also may implicate the FCA. In addition, the PPACA codified case law that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA;

▪

the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services, or the CMS, information related to payments and other transfers of value to physicians, certain other healthcare providers and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members;

▪

the federal Civil Monetary Penalties Law, which prohibits, among other things, the offering or transfer of remuneration to a Medicare or state healthcare program beneficiary if the person knows or should know it is likely to influence the beneficiary's selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state healthcare program, unless an exception applies;

▪

the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal statutes that prohibit, among other things, willfully obstructing a criminal investigation of a healthcare offense and falsifying or concealing a material fact or making any materially false statements in connection with the payment for healthcare benefits, items or services.;

▪

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and their implementing regulations, which impose obligations, including mandatory contractual terms, with respect to safeguarding the transmission, security and privacy of protected health information by entities subject to HIPAA, such as health plans, health care clearinghouses and certain healthcare providers, and their respective business associates that access protected health information;

▪

the federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for federal healthcare benefits, items or services; and

▪

state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; state and local laws that require the registration of pharmaceutical sales representatives; state transparency and price reporting laws aimed at containing or reducing payment levels for prescription pharmaceuticals paid for in whole or in part with state government funds; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Violation of the laws described above or any other governmental laws and regulations may result in penalties, including civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, exclusion from participation in federal and state healthcare programs, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, individual imprisonment, and additional reporting requirements and oversight if a person or entity becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws. Furthermore, efforts to ensure that business activities and business arrangements comply with applicable healthcare laws and regulations can be costly for manufacturers of branded prescription products.

Coverage and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any products for which we may obtain regulatory approval. In the United States, sales of any product candidates for which regulatory approval for commercial sale is obtained will depend in part on the availability of coverage and adequate reimbursement from third-party payors. Third-party payors include government authorities and health programs in the United States such as Medicare and Medicaid, managed care providers, private health insurers and other organizations. These third-party payors are increasingly reducing reimbursements for medical products and services. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the reimbursement rate that the payor will pay for the product. Third-party payors may limit coverage to specific products on an approved list, or formulary, which might not include all of the FDA-approved products for a particular indication. Additionally, the containment of healthcare costs has become a priority of federal and state governments, and the prices of products have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products or biologics.

A payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. New metrics frequently are used as the basis for reimbursement rates, such as average sales price, average manufacturer price and actual acquisition cost. In order to obtain coverage and reimbursement for any product that might be approved for sale, it may be necessary to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the products, in addition to the costs required to obtain regulatory approvals. If third-party payors do not consider a product to be cost-effective compared to other available therapies, they may not cover the product after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit.

The marketability of any product candidates for which we or our collaborators receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide coverage and adequate reimbursement. In addition, emphasis on managed care in the United States has increased and we expect will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we or our collaborators receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

In addition, in the United States, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, contain the cost of drugs, review the relationship between pricing and manufacturer patient assistance programs, and reform government healthcare program reimbursement methodologies. At the federal level, the Trump Administration’s budget proposal for fiscal year 2019 contains further drug price control measures that could be enacted during the 2019 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. While any proposed measures will require authorization through additional legislation to become effective, Congress and the Trump Administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results.

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies. EU Member States may approve a specific price for a product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other member states allow companies to fix their own prices for products, but monitor and control company profits. The downward pressure on health care costs has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Furthermore, in some countries, cross-border imports from low-priced markets exert competitive pressure that may reduce pricing within a country. Any country that has price controls or reimbursement limitations may not allow favorable reimbursement and pricing arrangements.

Health Reform

The United States and some foreign jurisdictions are considering or have enacted a number of reform proposals to change the healthcare system. There is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by federal and state legislative initiatives, including those designed to limit the pricing, coverage, and reimbursement of pharmaceutical and biopharmaceutical products, especially under government-funded health care programs, and increased governmental control of drug pricing.

By way of example, in March 2010, the PPACA was signed into law, intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add transparency requirements for the healthcare and health insurance industries, impose taxes and fees on the healthcare industry and impose additional health policy reforms. Among the provisions of the PPACA of importance to our business are:

▪

an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs;

▪

an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13.0% of the average manufacturer price for branded and generic drugs, respectively;

▪	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;
▪	extension of a manufacturer’s Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;
▪

expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

▪

a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (and 70% starting January 1, 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for a manufacturer’s outpatient drugs to be covered under Medicare Part D;

▪	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program; and
▪	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

Other legislative changes have been proposed and adopted in the United States since the PPACA was enacted. For example, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and will, due to subsequent legislation, including the Bipartisan Budget Act of 2018, or BBA, remain in effect through 2027 unless additional congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to certain providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Further, since enactment of the PPACA, there have been numerous legal challenges and Congressional actions to repeal and replace provisions of the law. For example, with enactment of the Tax Cuts and Jobs Act of 2017, which was signed by President Trump on December 22, 2017, Congress repealed the “individual mandate.” The repeal of this provision, which requires most Americans to carry a minimal level of health insurance, will become effective in 2019. According to the Congressional Budget Office, the repeal of the individual mandate will cause 13 million fewer Americans to be insured in 2027 and premiums in insurance markets may rise. Additionally, on January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain PPACA-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. Further, the BBA, among other things, amends the PPACA, effective January 1, 2019, to increase from 50 percent to 70 percent the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare

Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”. The Congress will likely consider other legislation to replace elements of the PPACA, during the next Congressional session.

The Trump Administration has also taken executive actions to undermine or delay implementation of the PPACA. In January 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the PPACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the PPACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. In October 2017, the President signed a second Executive Order allowing for the use of association health plans and short-term health insurance, which may provide fewer health benefits than the plans sold through the PPACA exchanges. At the same time, the Administration announced that it will discontinue the payment of cost-sharing reduction, or CSR, payments to insurance companies until Congress approves the appropriation of funds for such CSR payments. The loss of the CSR payments is expected to increase premiums on certain policies issued by qualified health plans under the PPACA. A bipartisan bill to appropriate funds for CSR payments was introduced in the Senate, but the future of that bill is uncertain.

There have been, and likely will continue to be, additional legislative and regulatory proposals at the foreign, federal, and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. Such reforms could have an adverse effect on anticipated revenues from product candidates that we may successfully develop and for which we may obtain marketing approval and may affect our overall financial condition and ability to develop product candidates.

We expect that these initiatives, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and lower reimbursement, and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our product candidates.

Additional Regulation

In addition to the foregoing, state and federal laws regarding environmental protection and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservation and Recovery Act and the Toxic Substances Control Act, affect our business. These and other laws govern the use, handling and disposal of various biologic, chemical and radioactive substances used in, and wastes generated by, operations. If our operations result in contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and governmental fines. Equivalent laws have been adopted in other countries that impose similar obligations.

U.S. Foreign Corrupt Practices Act

The U.S. Foreign Corrupt Practices Act of 1977, or FCPA, prohibits U.S. corporations and individuals from engaging in certain activities to obtain or retain business or secure any improper advantage, or to influence a person working in an official capacity. It is illegal to pay, offer to pay or authorize the payment of anything of value to any employee or official of a foreign government or public international organization, or political party, political party official, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. The scope of the FCPA also includes employees and officials of state-owned or controlled enterprises, which may include healthcare professionals in many countries. Equivalent laws have been adopted in other foreign countries that impose similar obligations, such as the Bribery Act 2010 in the UK.

C.Organizational Structure

The following is a list of our subsidiaries:

	Country of
Name	Registration	Activity	% Holding
NightstaRx Limited	England and Wales	Research and Development	100%
Nightstar, Inc.	United States	Research and Development	100%
D.	Property, Plants and Equipment

Our principal office is located at 215 Euston Road, London NW1 2BE, United Kingdom. We lease approximately 900 square feet of office space on a quarter-by-quarter basis.

We also sublease approximately 3,300 square feet of office space in Lexington, Massachusetts. The lease is non-cancelable and is scheduled to terminate in June 2020.

We believe that suitable additional or substitute space will be available as needed to accommodate any future expansion of our operations.

Item 4A. Unresolved Staff Comments

There are no written comments from the staff of the U.S. Securities and Exchange Commission which remain unresolved before the end of the fiscal year to which the Annual Report relates.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read together with Item 3.A. “Selected Consolidated Financial Data” and our consolidated financial statements and related notes appearing elsewhere in this Annual Report. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those set forth in the Item 3.D. “Risk Factors” section of this Annual Report, our actual results could differ materially from the results described in or implied by these forward-looking statements. Please also see the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

We maintain our books and records in pounds sterling, our results are subsequently converted to U.S. dollars and we prepare our consolidated financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, as issued by the Financial Accounting Standards Board, or FASB. All references in this Annual Report to “$” are to U.S. dollars and all references to “£” are to pounds sterling. Our consolidated financial statements as at and for the year ended December 31, 2017, 2016 and 2015 have been translated from pounds sterling into U.S. dollars at the rate of £1.00 to $1.3529, £1.00 to $1.2337 and £1.00 to $1.4746, which was the noon buying rate of the Federal Reserve Bank of New York on the last business day of our years ended December 31, 2017, 2016 and 2015 respectively. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

We have historically conducted our business through NightstaRx Limited and our U.S. subsidiary, and therefore our historical consolidated financial statements previously presented the consolidated results of operations of NightstaRx Limited. Following the completion of our initial public offering in October 2017, our consolidated financial statements present the consolidated results of operations of Nightstar Therapeutics plc.

A.	Operating Results

Overview

We are a leading clinical-stage gene therapy company focused on developing and commercializing novel one-time treatments for patients suffering from rare inherited retinal diseases that would otherwise progress to blindness. Leveraging our expertise in ophthalmology, gene therapy and drug development, we are developing a pipeline of proprietary product candidates that are designed to substantially modify or halt the progression of inherited retinal diseases for which there are no currently approved treatments. Our lead product candidate, NSR-REP1, for the treatment of choroideremia, or CHM, is in Phase 3 clinical development and represents the most clinically advanced product candidate for this indication worldwide. In data from 32 patients treated with NSR-REP1 across four open-label clinical trials, over 90% of treated patients maintained their visual acuity over a two-year follow-up period. In some cases, we also observed substantial improvements in visual acuity. We are also conducting a Phase 1/2 clinical trial with our second product candidate, NSR-RPGR, for the treatment of X-linked retinitis pigmentosa, or XLRP. We also have product candidates in preclinical development for a number of inherited retinal diseases for which there are no approved treatments such Stargardt disease and Best vitelliform macular dystrophy, or Best disease.

Since our inception in May 2013, we have devoted substantially all our resources to conducting preclinical studies and clinical trials, organizing and staffing our company, business planning, raising capital and establishing our intellectual property portfolio. We do not have any products approved for sale and have not generated any revenue from product sales. We have funded our operations to date primarily with proceeds from the sale of ordinary shares. Through December 31, 2017, we had received net cash proceeds of $178.1 million from sales of our ADS and ordinary shares.

Since our inception, we have incurred operating losses. Our net loss was $29.7 million, $12.2 million and $13.6 million for the years ended December 31, 2017, 2016 and 2015, respectively.  As of December 31, 2017, we had an accumulated deficit of $62.0 million. As of December 31, 2017, we had cash and cash equivalents of $129.4 million.

We expect to continue to incur significant expenses for the foreseeable future as we advance our product candidates through preclinical and clinical development and seek regulatory approval and pursue commercialization of any approved product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution.

Components of Our Results of Operations

Revenues

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from the sale of products in the near future. If our development efforts for our product candidates are successful and result in regulatory approval, we may generate revenue in the future from product sales.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with the research and development of our product candidates, which are partially offset by research and development tax credits provided by HM Revenue & Customs, or HMRC. We expense research and development costs as incurred. These expenses consist of:

▪

expenses incurred under agreements with contract research organizations, or CROs, contract manufacturing organizations, or CMOs, as well as investigative sites and consultants that conduct our clinical trials, preclinical studies and other scientific development services;

▪	manufacturing scale-up expenses and the cost of acquiring and manufacturing preclinical studies and clinical trial materials;
▪	employee-related expenses, including salaries, related benefits, travel and share-based compensation expense for employees engaged in research and development functions;
▪	costs related to compliance with regulatory requirements;
▪	facilities costs, depreciation and other expenses, which include rent and utilities; and
▪	fees for maintaining our third-party licensing agreements.

We recognize external development costs based on an evaluation of the progress to completion of specific tasks using information provided to us by our service providers.

Our direct research and development expenses are tracked on a program-by-program basis for our product candidates and consist primarily of external costs, such as fees paid to outside consultants, CROs and CMOs in connection with our preclinical development, manufacturing and clinical development activities. Our direct research and development expenses by program also include fees incurred under our license agreements. We do not allocate employee costs or facility expenses, including depreciation or other indirect costs, to specific programs because these costs are deployed across multiple programs and, as such, are not separately classified. We use internal resources primarily to oversee the research and discovery as well as for managing our preclinical development, process development, manufacturing and clinical development activities. These employees work across multiple programs and, therefore, we do not track their costs by program.

The table below summarizes our research and development expenses incurred by program:

	Year Ended December
	2017	2016	2015
	(in thousands)
Direct research and development expense by program:
NSR-REP1	$11,221	$7,820	$7,038
NSR-RPGR	2,675	1,203	188
Other	663	982	125
Total direct research and development expense	14,559	10,005	7,351
Personnel-related expense (including share-based compensation)	4,304	2,367	1,580
Research and development tax expense (credit)	1,320	(2,458)	(2,204)
Indirect research and development expense	319	251	448
Total research and development expense	$20,502	$10,165	$7,175

Prior to the year ended December 31, 2015, all our direct research and development expenses were related to our NSR-REP1 development program.

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials and related product manufacturing expenses. As a result, we expect that our research and development expenses will increase substantially over the next several years as we increase personnel costs and prepare for regulatory filings related to our product candidates. We also expect to incur additional expenses related to milestone, royalty payments and maintenance fees payable to third parties with whom we have entered into license agreements to acquire the rights related to our product candidates.

The successful development and commercialization of our product candidates is highly uncertain. At this time, we cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the preclinical and clinical development of any of our product candidates or when, if ever, material net cash inflows may commence from any of our product candidates. This uncertainty is due to the numerous risks and uncertainties associated with development and commercialization, including the uncertainty of:

▪	the scope, progress, outcome and costs of our preclinical development activities, clinical trials and other research and development activities;
▪	establishing an appropriate safety profile with IND- and CTA-enabling studies;
▪	successful patient enrollment in, and the initiation and completion of, clinical trials;
▪	the timing, receipt and terms of any marketing approvals from applicable regulatory authorities and reimbursement and market access from third-party payors;
▪	establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;
▪	development and timely delivery of commercial-grade drug formulations that can be used in our clinical trials and for commercial launch;
▪	obtaining, maintaining, defending and enforcing patent claims and other intellectual property rights;
▪	significant and changing government regulation;
▪	launching commercial sales of our product candidates, if and when approved, whether alone or in collaboration with others; and
▪	maintaining a continued acceptable safety profile of the product candidates following approval.

We may never succeed in achieving regulatory approval for any of our product candidates. We may obtain unexpected results from our clinical trials. We may elect to discontinue, delay or modify clinical trials of some product candidates or focus on others. Any changes in the outcome of any of these variables with respect to the development of our product candidates in preclinical and clinical development could mean a significant change in the costs and timing associated with the development of these product candidates. For example, if the FDA, EMA or another regulatory authority were to delay our planned start of clinical trials or require us to conduct clinical trials or other testing beyond those that we currently expect, or if we experience significant delays in enrollment in any of our planned clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development of that product candidate.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, related benefits, travel and share-based compensation expense for personnel in executive, finance and administrative functions. General and administrative expenses also include professional fees for legal, consulting, accounting and audit services.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support our continued research activities and development of our product candidates. We also anticipate that we will incur increased accounting, audit, legal, compliance, insurance costs, as well as investor and public relations expenses associated with being a public company.

Other Income (Expense)

Interest and Other Income

Interest income consists of interest on cash and cash equivalents held at banks primarily in money market accounts.

Foreign Currency Translation

We maintain our financial statements in the functional currency pounds sterling. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net loss for the respective periods.

For financial reporting purposes, our financial statements, which are prepared using the functional currency of pounds sterling, have been translated into the U.S. dollar. Assets and liabilities are translated at the exchange rates at the balance sheet dates, revenue and expenses are translated at the average exchange rates for the corresponding period and shareholders’ equity is translated based on historical exchange rates at the time of the transaction.

Currency translation adjustments are not included in determining net loss but are included as foreign exchange translation adjustment in total comprehensive income (loss), a component of shareholders’ equity.

Change in Fair Value of Tranche Obligations

As part of a subscription and shareholders agreement entered in 2013, or the 2013 Agreement, which was amended in 2014, or the Amended 2013 Agreement, we had obligations to issue shares in multiple tranches, at pre-specified prices, upon the achievement of specified milestones. These obligations, which we refer to as the Tranche Obligations, represented freestanding financial instruments that were required to be separately recorded at the date on which the financing agreements were executed. With the exception of the shares that were to be issued upon satisfaction of two of the milestones contemplated by the Amended 2013 Agreement, all other Tranche Obligations were considered indexed to our ordinary shares, met all additional criteria in order to be classified as equity and were recorded to additional paid-in capital at an amount based on the relative fair value of the Tranche Obligations and Class A ordinary shares upon issuance. The obligations to issue shares upon satisfaction of two of the milestones were not considered indexed to our ordinary shares due to variability of the settlement amount and were required to be recorded as a liability, which liabilities were then to be remeasured at each balance sheet date. The Tranche Obligations were valued as a forward contract and the amount of the liability at each balance sheet date was determined using a probability-weighted present value calculation.

In November 2015, we entered into a subscription and shareholders agreement, or the 2015 Agreement. The 2015 Agreement modified the pre-set milestone criteria of the Amended 2013 Agreement such that the number of Class A ordinary shares and the purchase price for all milestones became fixed. Therefore, we remeasured the liability-classified portion of the Tranche Obligations to fair value in November 2015, which resulted in an increase in fair value. During the year ended December 31, 2015, other income (expense) consisted of this non-cash expense representing the calculated change in fair value associated with the liability-classified portion of the Tranche Obligations. No income or expense was recorded in connection with the Tranche Obligations during the years ended December 31, 2016 and 2017, and no such income or expense will be recorded in future periods. The liability-classified Tranche Obligations were reclassified as equity in 2015 and are no longer required to be remeasured at fair value. We issued shares in June 2017 to satisfy the outstanding Tranche Obligations and accordingly, there were no Tranche Obligations outstanding as of December 31, 2017.

Comparison of the Years Ended December 31, 2017 and 2016

The following table summarizes our results of operations for the years ended December 31, 2017 and 2016:

	Year Ended December 31,
	2017	2016	Change
	(in thousands)
Operating expenses:
Research and development	$20,502	$10,165	$10,337
General and administrative	7,001	2,055	4,946
Total operating expenses	27,503	12,220	15,283
Other income (expense):
Interest and other income	709	22	687
Other expense, net	(2,855)	—	(2,855)
Total other income (expense), net	(2,146)	22	(2,168)
Loss before provision for income taxes	(29,649)	(12,198)	(17,451)
Provision for income taxes	37	—	—
Net loss	(29,686)	(12,198)	(17,451)
Other comprehensive income (loss):
Foreign exchange translation adjustment	3,988	(1,385)	5,373
Total comprehensive loss	$(25,698)	$(13,583)	$(12,078)

Research and Development Expenses

Research and development expenses were $20.5 million for the year ended December 31, 2017, compared to $10.2 million for the year ended December 31, 2016. The increase of $10.3 million resulted primarily from increases in program-related expenses of $3.4 million for NSR-REP1, and $1.5 million for NSR-RPGR, as well as a $1.9 million increase in personnel-related costs, and a $1.3 million expense to reduce research and development tax relief claims receivable in accordance with correspondence with HMRC in 2017, compared to a credit of $2.5 million in 2016. Research and development personnel-related costs increased due to an increase in headcount in 2017, to support our growing company and to assist in the further development of our product candidates and pipeline. The increase in research and development personnel-related costs includes $0.5 million of additional non-cash share-based compensation compared to 2016.

General and Administrative Expenses

General and administrative expenses were $7.0 million for the year ended December 31, 2017, compared to $2.1 million for the year ended December 31, 2016. The increase of $4.9 million is mainly due to a $2.1 million increase in consulting and professional fees, including increased legal, accounting and audit fees associated with our corporate reorganization and non-capitalizable costs incurred in connection with our initial public offering, or IPO, and a $1.8 million increase in personnel-related costs.  General and administrative personnel-related costs increased due to an increase in employees to support our increased research and development activities and our status as a public company. The increase in general and administrative personnel-related costs includes $0.7 million of additional non-cash share-based compensation compared to 2016.

Other Income (Expense), Net

Other expense was $2.1 million for the year ended December 31, 2017, compared to income of $22,000 for the year ended December 31, 2016. The increase of $2.2 million mainly consisted of an increase in non-cash loss on foreign currency exchange of $2.9 million due to the strengthening of the pound sterling, our functional currency, compared to the U.S. dollar, our reporting currency and an increase in USD cash balances held at December 31, 2017.  The increase in the non-cash loss was partially offset by an increase of $0.7 million in interest and other income.

Provision for income taxes

The provision for income taxes results from activities of our U.S. subsidiary, which increased operations during the year ended December 31, 2017.

Comparison of the Years Ended December 31, 2016 and 2015

The following table summarizes our results of operations for the years ended December 31, 2016 and 2015:

	Year Ended December 31,
	2016	2015	Change
	(in thousands)
Operating expenses:
Research and development	$10,165	$7,175	$2,990
General and administrative	2,055	2,149	(94)
Total operating expenses	12,220	9,324	2,896
Other income (expense):
Interest and other income	22	9	13
Change in fair value of tranche obligations	—	(4,333)	4,333
Total other income (expense), net	22	(4,324)	4,346
Net loss	(12,198)	(13,648)	1,450
Other comprehensive income (loss):
Foreign currency translation adjustment	(1,385)	(541)	(844)
Total comprehensive loss	$(13,583)	$(14,189)	$606

Research and Development Expenses

Research and development activities were $10.2 million for the year ended December 31, 2016, compared to $7.2 million for the year ended December 31, 2015.  The increase of $3.0 million resulted from increases in program-related expenses of $0.8 million for NSR-REP1, $1.0 million for NSR-RPGR and $0.9 million for NSR-BEST1, and an increase in personnel-related costs of $0.8 million. The increase was partially offset by an increase in research and development tax credits from the HMRC of $0.3 million and a decrease in indirect expenses of $0.2 million. The NSR-RPGR and NSR-BEST1 programs commenced during the last quarter of 2015 and incurred a full year of expenses during the year ended December 31, 2016.  Research and development personnel-related costs increased due to an increase in employee headcount in 2016 to support our growing company and to assist in the further development of our product candidates.

General and Administrative Expenses

General and administrative expenses were $2.1 million for the years ended December 31, 2016 and 2015. Within general and administrative expenses, there were decreases in legal and professional fees of $0.2 million and in bonus expense of $0.1 million, partially offset by an increase in employee base salaries of $0.1 million and in recruitment expenses of $0.2 million.

Other Income (Expense), Net

Other income was $22,000 for the year ended December 31, 2016, compared to an expense of $4.3 million for the year ended December 31, 2015. The decrease of $4.3 million was primarily related to non-cash expense representing the change in fair value associated with the liability-classified portion of the Tranche Obligations during 2015. The liability-classified Tranche Obligations were reclassified as equity in 2015 and were no longer required to be remeasured at fair value during 2016.

B.	Liquidity and Capital Resources

Since our inception, we have not generated any revenue and have incurred operating losses and negative cash flows from our operations. We have funded our operations to date primarily with proceeds from the sale of ordinary shares. Through December 31, 2017, we had received net cash proceeds of $178.1 million from sales of our ordinary shares. As of December 31, 2017, we had cash and cash equivalents of $129.4 million.

Cash Flows

The following table summarizes our cash flows for each of the periods presented:

	Year Ended December 31,
	2017	2016	2015
	(in thousands)
Net cash used in operating activities	$(25,796)	$(10,117)	$(9,705)
Net cash used in investing activities	(166)	(306)	(289)
Net cash provided by financing activities	141,093	11,317	13,959
Effect of exchange rate changes on cash and cash equivalents	4,151	(1,448)	(451)
Net increase (decrease) in cash and cash equivalents	$119,282	$(554)	$3,514

Net Cash Used in Operating Activities

Our use of cash for the year ended December 31, 2017 resulted primarily from our net losses, adjusted for non-cash charges and changes in components of working capital. Net cash used in operating activities of $25.8 million during the year ended December 31, 2017 increased by $15.7 million compared to the year ended December 31, 2016. The increase in net cash used in operating activities was primarily due to increases of $10.3 million in research and development expenses and $4.9 million in general and administrative expenses offset by favorable working capital movements totaling $0.5 million.

Our use of cash in each of the years ended December 31, 2016 and 2015 resulted primarily from our net losses, adjusted for non-cash charges and changes in components of working capital. Net cash used in operating activities of $10.1 million during the year ended December 31, 2016 increased by $0.4 million compared to the year ended December 31, 2015. The increase in net cash used in operating activities was primarily due to an increase of $3.0 million in research and development expenses, offset by a decrease of $1.4 million in the changes in accrued expenses and other liabilities and an increase of $0.9 million in the change in prepaid expenses and other current assets during the year ended December 31, 2016 as compared to the year ended December 31, 2015.

Net Cash Used in Investing Activities

For the year ended December 31, 2017 we used $0.2 million of cash in investing activities for the purchases of property and equipment. During each of the years ended December 31, 2016 and 2015, we used $0.3 million of cash in investing activities for the purchases of property and equipment.

Net Cash Provided by Financing Activities

During the year ended December 31, 2017, net cash provided by financing activities was $141.1 million, consisting of net cash proceeds from our sale and issuance of ordinary shares in June 2017 and our IPO in October 2017.

During the years ended December 31, 2016 and 2015, net cash provided by financing activities was $11.3 million and $14.0 million, respectively, consisting of net cash proceeds from our sale and issuance of ordinary shares.

Credit Arrangement

We have a line of credit arrangement with a bank that allows us to submit payments up to £300,000 per month through the Bankers Automated Clearing Services (BACS) system. The arrangement does not require us to pay any interest or fees and will remain effective until terminated by either party. At December 31, 2017, there were no amounts outstanding under the arrangement.

Funding Requirements

We expect our expenses to increase substantially in connection with our ongoing activities as a public company, particularly as we advance the preclinical activities, manufacturing and clinical trials of our product candidates. Our expenses will also increase as we:

▪	seek regulatory approvals for any product candidates that successfully complete clinical trials;
▪

establish a sales, marketing and distribution infrastructure in anticipation of commercializing any product candidates for which we may obtain marketing approval and intend to commercialize on our own or jointly;

▪	hire additional clinical, medical and development personnel;

▪	expand our infrastructure and facilities to accommodate our growing employee base;
▪	continue our operations as a public company; and
▪	maintain, expand and protect our intellectual property portfolio.

We believe our existing cash and cash equivalents of $129.4 million at December 31, 2017, will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. As we progress with our development programs and the regulatory review process, we expect to incur significant commercialization expenses related to product manufacturing, pre-commercial activities and commercialization.

Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical product candidates, we are unable to estimate the exact amount of our working capital requirements. Our future funding requirements will depend on and could increase significantly as a result of many factors, including:

▪	the scope, progress, outcome and costs of our preclinical development activities, clinical trials and other research and development activities;
▪	the costs, timing, receipt and terms of any marketing approvals from applicable regulatory authorities;
▪	the costs of future activities, including manufacturing, pre-commercial activities and commercialization;
▪	the revenue, if any, received from commercial sale of our products, should any of our product candidates receive marketing approval;
▪	the costs and timing of hiring new employees to support our continued growth;
▪	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims; and
▪	the extent to which we acquire technologies.

Until such time, if ever, that we can generate product revenue sufficient to achieve profitability, we expect to finance our cash needs through equity offerings, debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity, current ownership interests will be diluted. If we raise additional funds through government or third-party funding, collaboration agreements, strategic alliances, licensing arrangements or marketing and distribution arrangements, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market products or product candidates that we would otherwise prefer to develop and market ourselves.

Critical Accounting Policies and Significant Judgments and Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of our consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our consolidated financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements included in this Annual Report, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Accrued Research and Development Expenses

As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued research and development expenses. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual costs. We make estimates of our accrued expenses as of each balance sheet date in the consolidated financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of these estimates with the service providers and make adjustments if necessary. Examples of estimated accrued research and development expenses include fees paid to:

▪	vendors in connection with preclinical development activities;
▪	CROs and investigative sites in connection with preclinical studies and clinical trials; and
▪	CMOs in connection with drug substance and drug product formulation of preclinical study and clinical trial materials.

We base our expenses related to preclinical studies and clinical trials on our estimates of the services received and efforts expended pursuant to quotes and contracts with multiple research institutions and CROs that conduct and manage preclinical studies and clinical trials on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the expense.

Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, we adjust the accrual or the amount of prepaid expenses accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period. To date, there have not been any material adjustments to our prior estimates of accrued research and development expenses.

Valuation of Share-Based Compensation

We grant equity awards under our share-based compensation programs, which may include share options, restricted share awards, or RSAs, restricted share units, or RSUs, and other share-based awards. To date, the share-based awards granted to our employees and directors have been in the form of RSAs, RSUs and share options.

We recognize compensation expense for equity awards based on the grant date fair value of the award. For equity awards that vest based on a service condition, the share-based compensation expense is recognized on a straight-line basis over the requisite service period. For equity awards that contain both performance and service conditions, we recognize share-based compensation expense ratably over the requisite service period when the achievement of a performance-based milestone is probable based on the relative satisfaction of the performance condition as of the reporting date. We use the fair value of our ordinary shares to determine the fair value of RSAs.

Share-based compensation is recognized as an expense in the financial statements based on the grant date fair value over the requisite service period. For awards granted to our employees and directors that vest based on service conditions, we use the straight-line method to allocate compensation expense to reporting periods. Beginning in the first quarter of 2017, we do not adjust share-based compensation for estimated forfeitures and account for forfeitures when they occur, which did not result in a material change in expense.

We use the Black-Scholes option pricing model to estimate the fair value of share options. This option-pricing model requires the input of various subjective assumptions, including the option’s expected life and the price volatility of the underlying stock. Due to the lack of history, our estimated expected ADS price volatility is based on using an average of a comparable market index or of a comparable company in the same industry. Our expected term of options granted represents the weighted average period of time that options granted are expected to be outstanding giving consideration to vesting schedules and our historical exercise patterns. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The dividend yield of zero is based on the fact that we have never paid cash dividends and have no present intention to pay cash dividends.

Share-based compensation has been reported in our consolidated statements of operations as follows (in thousands):

	Year Ended December 31,
	2017	2016	2015
Research and development	$479	$152	$81
General and administrative	894	56	31
Total share-based compensation	$1,373	$208	$112

The grant date fair value of RSAs and RSUs is calculated based on the grant date fair value of the underlying ordinary shares. Prior to the IPO, the fair value of the underlying ordinary shares has historically been determined by our board of directors based upon information available to us at the time of grant. Our board of directors considered numerous objective and subjective factors in the assessment of fair value, including reviews of our business and financial condition, the conditions of the industry in which we operate and the markets that we serve and general economic and market conditions, the lack of marketability of our ordinary shares, the likelihood of achieving a liquidity event for the ordinary shares, the status of the preclinical studies and clinical trials relating to our product candidates and third-party valuations of our ordinary shares. Our board of directors has generally considered the most persuasive evidence of fair value to be the prices at which our securities were sold in arms’-length transactions. NightstaRx Limited has historically issued shares of Class A ordinary shares in arms’-length financing transactions but has issued other classes of ordinary shares as share-based awards to our employees. As described below under “Determination of the Fair Value of Ordinary Shares,” each class of ordinary shares had its own estimated fair value as of each grant date, with the fair value of the Class A ordinary shares being substantially higher than that of the other classes. In December 2017, the Company further modified the vesting commencement dates to allow the vesting of awards to begin at the beginning of the quarter in which the vesting would have otherwise occurred.

We expect the impact of our share-based compensation expense for equity awards granted to employees, directors and other service providers to grow in future periods due to the potential increases in the value of our ordinary shares and headcount.

Income Taxes

We account for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in our tax returns. Deferred tax assets and liabilities are determined on the basis of the differences between the consolidated financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. We assess the likelihood that our deferred tax assets will be recovered in the future to the extent we believe, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

We account for uncertainty in income taxes by recognizing in the consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed as the amount of benefit to recognize in the consolidated financial statements. The amount of benefits that may be used is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate, as well as the related net interest and penalties.  A full valuation allowance is recorded against the Company’s net deferred tax asset position.

As a company that carries out extensive research and development activities, we seek to benefit from one or the other of two U.K. research and development tax credit cash rebate regimes, the Small and Medium-sized Enterprises R&D Tax Credit Scheme (“SME Scheme”) and the and the Research and Development Expenditure scheme (“RDEC Scheme”).  Under the SME Scheme, our principal research subsidiary company, NightstaRx Limited, may be eligible to surrender the trading losses that arise from its research and development activities for a payable tax credit of up to approximately 33.4% of eligible research and development expenditures. Qualifying expenditures largely comprise employment costs for research staff, consumables and certain internal overhead costs incurred as part of research projects for which the Company does not receive income. Subcontracted research expenditures are eligible for a cash rebate of up to approximately 21.7%.

For certain periods where NightstaRx Limited is not eligible for the SME Scheme, NightstaRx Limited is eligible for the RDEC Scheme, whereby tax relief is given at 11% of allowable research and development costs, increasing to 12% from January 1, 2018.   The RDEC scheme is more restrictive with qualifying expenditures mainly comprising of employment cost for research staff.

Based on criteria established by HMRC, we expect a proportion of expenditures being carried out by NightstaRx Limited in relation to its pipeline research, clinical trials management and manufacturing development activities is likely to be eligible for inclusion within one of these two tax credit cash rebate regimes. In consideration of correspondence with HMRC on most recent claims submitted, management of NightstaRx Limited have completed a reassessment of the eligible costs recorded. During the year ended December 31, 2017, we recorded a $1.3 million expense to reduce research and development tax relief claims receivable, compared to a credit of $2.5 million in 2016.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2, “Summary of Significant Accounting Policies,” to our consolidated financial statements included in this Annual Report.

JOBS Act

On April 5, 2012, the Jumpstart Our Business Startups Act, or the JOBS Act, was enacted. The JOBS Act provides that, among other things, an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. As an emerging growth company, we have irrevocably elected not to take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies.

In addition, we intend to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, we are entitled to rely on certain exemptions as an “emerging growth company.” As an emerging growth company, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b), (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our IPO or until we no longer meet the requirements of being an emerging growth company, whichever is earlier.

C.	Research and Development, Patents and Licenses, etc.

Full details of our research and development activities and expenditures are given in “Item 4.B. Information on the Company – Business Overview” and “Item 5.A. Operating Results” within this Annual Report.

D.	Trend Information

See “Item 5.A. Operating Results” and “Item 5.B. Liquidity and Capital Resources” within this Annual Report.

E.	Off Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

F.	Tabular Disclosure of Contractual Obligations

Our contractual obligation relate to the lease of our office space in the United States.  Our lease is non-cancellable.  We have summarized in the table below our fixed contractual cash obligations as of December 31, 2017.

		Less Than	One to	Three to
	Total	One Year	Three Years	Five Years
	(In thousands)
Operating leases	$222	$86	$136	$-

Total contractual obligations	$222	$86	$136	$-

We enter into contracts in the normal course of business with CROs and other third vendors for clinical trials, clinical and commercial supply manufacturing, support for precommercial activities, research and development activities and other services and products for our operations. Our agreements generally provide for termination within 90 days of notice. Such agreements are cancelable contracts and not included in the table of contractual obligations and commitments. We have included as purchase obligations our commitments under agreements to the extent they are quantifiable and are not cancelable.

We may incur potential contingent payments upon our achievement of clinical, regulatory and commercial milestones, as applicable, or royalty payments that we may be required to make under license agreements we have entered into with various entities pursuant to which we have in-licensed certain intellectual property, including our license agreements with the University of Oxford and Oxford BioMedica plc. Due to the uncertainty of the achievement and timing of the events requiring payment under these agreements, the amounts to be paid by us are not fixed or determinable at this time.

G.	Safe Harbor

This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See the section titled “Cautionary Statement Regarding Forward-Looking Statements” at the beginning of this Annual Report.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors, including their ages as of March 31, 2018.

Name	Age	Position(s)
Executive Officers:
David Fellows	61	Chief Executive Officer and Director
Senthil Sundaram	39	Chief Financial Officer
Tuyen Ong, M.D., MRCOphth, MBA	43	Chief Development Officer
Gregory Robinson, Ph.D.	59	Chief Scientific Officer
Bryan Yoon, Esq.	40	General Counsel and Secretary
Non-Executive Directors:
Chris Hollowood, Ph.D.	43	Chairman of the Board of Directors
David C. Lubner	53	Director
Robert MacLaren, MBChB, D.Phil.*	51	Director
James McArthur, Ph.D.	56	Director
David M. Mott	52	Director
Scott M. Whitcup, M.D.	58	Director

-----------

* Prof. MacLaren submitted his resignation from our board of directors on March 29, 2018. His resignation will be effective as of April 15, 2018.

Executive Officers

David Fellows has served as our Chief Executive Officer and a member of our board of directors since January 2015 and previously served as a non-executive director of our company from February 2014 to January 2015. Mr. Fellows served as Vice President of Johnson & Johnson’s Vision Care Franchise from November 2009 to December 2013, where he led global marketing, new product and licensing activities. From 2005 to 2009, Mr. Fellows served as President of New Ventures for Johnson & Johnson Vision Care. From 1980 to 2004, Mr. Fellows was employed at Allergan, Inc., where he served primarily in the sales and marketing areas in a number of capacities, including regional president, corporate vice president and senior vice president in North America, Asia and Europe. Mr. Fellows is also the Chairman of the Board of Oxular Limited, a retinal therapeutics company based in Oxford, United Kingdom, and a member of the board of directors of the Glaucoma Foundation. Mr. Fellows holds a B.A. from Butler University. Our board of directors believes that Mr. Fellows’ experience in the ophthalmology industry as a healthcare executive and his intimate knowledge of our company as our Chief Executive Officer provide him with the qualifications and skills to serve as our director.

Senthil Sundaram has served as our Chief Financial Officer since April 2017. From February 2013 to April 2017, Mr. Sundaram served in a variety of positions at Intercept Pharmaceuticals, Inc., including most recently as its Vice President and head of business development, where he was responsible for a wide range of activities including business development, strategy, financial analysis, investor relations and capital raising. Prior to joining Intercept, Mr. Sundaram spent 13 years, from 2000 to February 2013, in the healthcare investment banking groups at Lehman Brothers/Barclays, Citigroup and Lazard. Mr. Sundaram holds a B.S. in Computer Engineering and a B.A. in Economics from Brown University.

Tuyen Ong, M.D., MRCOphth, MBA has served as our Chief Development Officer since August 2017. From April 2016 to July 2017, Dr. Ong served as the Chief Medical Officer of PTC Therapeutics, Inc., a biopharmaceutical company, and as its Senior Vice President, Head of Clinical and Translational Research from September 2014 to April 2016. From 2010 to 2014, Dr. Ong was employed by Valeant Pharmaceuticals (previously Bausch and Lomb), most recently serving in the role of Vice President of Global Clinical Development and Operations. Previously, Dr. Ong worked at Pfizer Inc., developing drugs for diseases with high unmet medical need in various disease areas including respiratory, gastrointestinal, hepatology and ophthalmology. Dr. Ong holds an M.D. from the University of London and an M.B.A. from New York University Stern School of Business.

Gregory Robinson, Ph.D. has served as our Chief Scientific Officer since August 2016. From November 2014 to August 2016, Dr. Robinson served as Chief Scientific Officer at Agilis Biotherapeutics LLC. From March 2007 to November 2014, Dr. Robinson was a member of or led the Discovery Research Group and was Senior Director of Scientific Licensing at Shire plc, where he evaluated rare disease opportunities. Prior to joining Shire plc, Dr. Robinson led the Biology and Drug Discovery group at Eyetech Pharmaceuticals Inc. from 2003 to 2007 and was involved with the development of treatments for wet age-related macular degeneration (Macugen and Fovista). From 1992 to 2003, Dr. Robinson held various positions at Pharmacia Corporation and Hybridon, Inc. Dr. Robinson holds a B.S. in Biology from Macalester College and a Ph.D. in Biochemistry from Boston University.

Bryan Yoon, Esq. has served as our General Counsel since November 2017 and has acted as our Secretary since February 2018. From January 2013 to November 2017, Mr. Yoon headed up the global legal, compliance and intellectual property functions at Intercept Pharmaceuticals, Inc., where he most recently served as Senior Vice President—Legal Affairs and Secretary. Prior to joining Intercept, Mr. Yoon worked at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C. and Simpson Thacher & Bartlett LLP, where he advised clients, including a number of life sciences companies, on a variety of corporate and other legal matters. Mr. Yoon holds a B.A. in Economics and an M.Eng. in Operations Research and Industrial Engineering from Cornell University. Mr. Yoon received his J.D. from the University of Michigan Law School.

Non-Executive Directors

Chris Hollowood, Ph.D. has served as a member of our board of directors and as its chairman since November 2013. Dr. Hollowood has served as the Chief Investment Officer and Managing Partner of Syncona Partners LLP and, subsequently, Syncona Investment Management Limited, a venture capital firm, since December 2016 and as a Partner from September 2012 to December 2016. Prior to joining Syncona, Dr. Hollowood was a Partner of Apposite Capital LLP, a venture and growth capital company focused on the healthcare and life sciences sector, from 2007 to 2012. From 2002 to 2007, Dr. Hollowood held various roles with Bioscience Managers Ltd. and Neptune Investment Management Ltd. Dr. Hollowood holds a degree in Natural Sciences and a Ph.D. in Organic Chemistry from Cambridge University. Our board of directors believes that Dr. Hollowood’s experience in the pharmaceutical industry and investing in life sciences companies provides him with the qualifications and skills to serve as our director.

David C. Lubner has served as a member of our board of directors since July 2017. Mr. Lubner has also served as the Executive Vice President and Chief Financial Officer of Ra Pharmaceuticals, Inc. since January 2016. Mr. Lubner served as Senior Vice President and Chief Financial Officer of Tetraphase Pharmaceuticals, Inc., a biotechnology company, from its inception in September 2006 through January 2016. From 2010 to 2015, Mr. Lubner also served as Senior Vice President and the Chief Financial Officer of Tetraphase, where he led financial operations and was responsible for corporate finance activities. From 1999 to 2006, he served as the Chief Financial Officer of PharMetrics Inc., a pharmacy and medical claims data informatics company. Prior to joining PharMetrics, Mr. Lubner served as Vice President and Chief Financial Officer of ProScript, Inc. from 1996 to 1999. Mr. Lubner is a member of the American Institute of CPAs and a Certified Public Accountant in the Commonwealth of Massachusetts. Mr. Lubner holds a B.S. in Business Administration from Northeastern University and an M.S. in Taxation from Bentley University. Our board of directors believes that Mr. Lubner’s financial and operational experience in the life sciences industry provides him with the qualifications and skills to serve as our director.

Robert MacLaren, MBChB, D.Phil. is our co-founder and has served as a member of our board of directors since July 2013. Prof. MacLaren has served as a Professor of Ophthalmology at the University of Oxford since 2009, a Consultant Ophthalmologist at the Oxford Eye Hospital since 2009, an Honorary Professor of Ophthalmology at the UCL Institute of Ophthalmology since 2009, an Honorary Consultant Vitreoretinal Surgeon at Moorfields Eye Hospital since 2006, an Honorary Consultant Ophthalmologist at Great Ormond Street Children’s Hospital from 2007 to 2014, and a Faculty Member and Founding Theme Leader of the Moorfields-UCL Institute of Ophthalmology Biomedical Research Centre from 2007 to 2012. Prof. MacLaren is also a Fellow of the Royal College of Ophthalmologists, Fellow of the Royal College of Surgeons of Edinburgh, Fellow of the Higher Education Academy and Bodley Fellow of Merton College Oxford. In 2007, Prof. MacLaren served as the King James IV Professor of Surgery at the Royal College of Surgeons of Edinburgh. Prof. MacLaren also served in the Royal Army Medical Corps, including as a reservist, from 1992 to 2013 and was a recipient of the NATO Medal and Volunteer Reserve Service Medal. Prof. MacLaren holds a D.Phil. in Optic Nerve Regeneration from the University of Oxford and an MBChB from the University of Edinburgh. In 2017, Prof. MacLaren received an American Academy of Ophthalmology Achievement Award and was elected as a Fellow of the American College of Surgeons. Our board of directors believes that Prof. MacLaren’s tenure as our co-founder and his extensive experience in the medical and biotechnology industries, particularly in the ophthalmology space, provide him with the qualifications and skills to serve as our director. Prof. MacLaren submitted his resignation from the board of directors on March 29, 2018. His resignation will be effective as of April 15, 2018.

James McArthur, Ph.D. has served as a member of our board of directors since November 2016. Dr. McArthur is the founder of, and has served as the President of Research and Development of, Cydan Development Inc. since 2012, an orphan drug accelerator that creates new companies developing therapies for rare diseases. In September 2014, he co-founded Vtesse, Inc. as a spin-out company of Cydan Development. Dr. McArthur also co-founded and, since January 2016 has served as the Chief Executive Officer of, Imara, Inc., a therapeutics company. From June 2006 to September 2012, Dr. McArthur served as the founding Chief Scientific Officer of Synovex Corporation (renamed Adheron Therapeutics, Inc., and which was subsequently acquired by Roche Holding AG), which he founded during his tenure as entrepreneur in residence at HealthCare Ventures from 2005 to 2006. From 2002 to 2005, he served as the Vice President of Research for Phylogix, Inc. From 1996 to 2002, Dr. McArthur held a variety of positions at Cell Genesys Inc., a gene therapy company, including acting Vice President of Research and Principal Scientist. Dr. McArthur began his career in gene therapy at Somatix Therapy Corp., where he held various positions from 1994 to 1996. Dr. McArthur also serves as a member of the board of directors and the scientific advisory board of the Friedreich’s Ataxia Research Alliance. Dr. McArthur has extensively published and patented in the areas of gene therapy and rare diseases. Dr. McArthur was a postdoctoral fellow at the Massachusetts Institute of Technology and the University of California, Berkeley. He holds a Ph.D. in Biochemistry from McGill University. Our board of directors believes that Mr. McArthur’s experience in the pharmaceutical industry, as well as his scientific background, provide him with the qualifications and skills to serve as our director.

David M. Mott has served as a member of our board of directors since August 2015. Mr. Mott has served as a General Partner of New Enterprise Associates, an investment firm focused on venture capital and growth equity investments, since September 2008, where he leads the healthcare investing practice. From 1992 until 2008, Mr. Mott worked at MedImmune Limited, a biotechnology company and subsidiary of AstraZeneca plc, and served in numerous roles during his tenure including from October 2000 to July 2008 as President and Chief Executive Officer, and previously as Chief Financial Officer, and as President and Chief Operating Officer. During that time, Mr. Mott also served as Executive Vice President of AstraZeneca plc from June 2007 to July 2008 following AstraZeneca plc’s acquisition of MedImmune Limited in June 2007. Prior to joining MedImmune Limited, Mr. Mott was a Vice President in the healthcare investment banking group at Smith Barney, Harris Upham & Co. Inc. Mr. Mott holds a B.A. degree from Dartmouth College. Mr. Mott serves as the chairman of the board of directors for Adaptimmune Therapeutics plc, Ardelyx, Inc., Epizyme, Inc., TESARO, Inc. and Mersana Therapeutics, Inc. Mr. Mott has previously been a director of Prosensa Holding NV, Omthera Pharmaceuticals Inc. and Clementia Pharmaceuticals Inc. He also serves on the board of directors of several privately held life sciences companies, including 3-V Biosciences, Cydan Development Inc. and Imara, Inc. Our board of directors believes that Mr. Mott’s significant executive and business skills and industry knowledge, as well as his valuable experience gained from prior and current board service, provides him with the qualifications and skills to serve as our director.

Scott M. Whitcup, M.D. has served as a member of our board of directors since June 2017. Dr. Whitcup is the founder of Akrivista LLC and has served as its Chief Executive Officer since October 2015 and is the founder of Whitecap Biosciences LLC and has served as its Chief Executive Officer since November 2015. Both companies are focused on developing new therapies in ophthalmology and dermatology. From 2004 to 2015, Dr. Whitcup served as the Executive Vice President of Research and Development and from 2008 to 2015 as Chief Scientific Officer at Allergan, Inc., where he led an organization focused on therapeutic areas including ophthalmology, central nervous system, urology, dermatology, medical aesthetics, anti-infectives and surgical obesity. Prior to joining Allergan, Dr. Whitcup was the Clinical Director at The National Eye Institute at the National Institutes of Health from 1994 to 2000, where he led the intramural clinical research program. Dr. Whitcup is a Diplomate of both the American Board of Internal Medicine and the American Board of Ophthalmology, a licensed M.D. in California and is on the Clinical Faculty of the Department of Ophthalmology at the Jules Stein Eye Institute, David Geffen School of Medicine. Dr. Whitcup currently serves as a member of the boards of directors of Semnur Pharmaceuticals and Menlo Therapeutics. Dr. Whitcup holds a B.A. in Neurobiology and Behavior from Cornell University and an M.D. from Cornell University Medical College. Our board of directors believes that Dr. Whitcup’s experience in the pharmaceutical industry, as well as his scientific and medical background, provide him with the qualifications and skills to serve as our director.

Family Relationships

There are no family relationships among any of our executive officers or directors.

B.	Compensation.

The following discussion provides the amount of compensation paid, and benefits in-kind granted, by us and our subsidiaries to our directors, executive officers and non-employee directors for services in all capacities to us and our subsidiaries for the year ended December 31, 2017, as well as the amount contributed by us or our subsidiaries into money purchase plans for the year ended December 31, 2017 to provide pension, retirement or similar benefits to, our directors, executive officers and non-employee directors.

For the year ended December 31, 2017, the aggregate compensation accrued or paid to the members of our board of directors and our executive officers for services in all capacities was $1.8 million.

During the year ended December 31, 2017, we had no performance based compensation programs. The amount set aside or accrued by us to provide pension, retirement or similar benefits to members of our board of directors or executive officers amounted to a total of $43,000 in the year ended December 31, 2017.

During the year ended December 31, 2017, we granted options to purchase an aggregate of 160,000 ADSs under our 2017 Equity Incentive Plan, or 2017 Plan, to our directors and executive officers. All such options had an exercise price of $22.78 and have an expiration date of November 6, 2028. As of December 31, 2017, members of our board of directors or executive officers held options to purchase an aggregate of 160,000 ADSs. No options were exercised by any members of our board of directors or executive officers during the year ended December 31, 2017.

Executive Director Service Agreement

David Fellows

We and our U.S. subsidiary, Nightstar, Inc., entered into an amended and restated employment agreement with Mr. Fellows in September 2017. In 2017, Mr. Fellows received his base salary at an annual rate of $310,000 per year through September 2017 and $500,000 per year from October 2017 through December 2017. Mr. Fellows is eligible to receive an annual bonus of up to 50% of his base salary (increased from 40% of his base salary), such bonus amount to be determined in the company’s sole discretion. Mr. Fellows is also entitled to the same fringe benefits as we provide to our other executives from time to time and is eligible to receive employee share incentives. If Mr. Fellows’ employment with the company is terminated without cause, or if he resigns for good reason (as such terms are defined in the agreement), Mr. Fellows will also be entitled to receive severance equal to continuation of his base salary as then currently in effect for 12 months following his date of termination and will be eligible for reimbursement for medical coverage premiums for up to the same period. Mr. Fellows, his spouse and eligible dependents are entitled to stay on our health insurance plans for a period of 12 months following his termination for any reason. Mr. Fellows’ severance benefits are conditioned on, among other things, his execution of our standard separation agreement and a general release of claims in our favor. Further, if such termination of employment occurs within 12 months following a change in control of our company (as such term is defined in our 2017 Plan), Mr. Fellows will also be entitled to receive (i) a pro-rated cash bonus for the year of such termination and (ii) accelerated vesting of any then unvested equity awards held by Mr. Fellows that are subject to time-based vesting. The agreement provides that if payments and benefits payable to Mr. Fellows in connection with a change in control would result in adverse tax consequences under Sections 280G and 499 of the U.S. Internal Revenue Code, such payments will be cut back to the extent necessary to avoid such adverse tax consequences unless Mr. Fellows would be better off on an after-tax basis receiving the full amount of such payments and benefits.

The agreement provides that Mr. Fellows’ employment with us is at-will. If required by the company, the agreement further provides that Mr. Fellows will resign from his position on our board of directors effective as of the date of his termination for any reason. The agreement further contains a six-month non-competition covenant and a 12-month non-solicitation covenant by Mr. Fellows.

Non-Executive Director Appointment Letters

Non-executive directors are engaged on letters of appointment that set out their duties and responsibilities. The remuneration of our non-executive directors is determined by our board as a whole, based, in part, on a review of current practices in other companies.

Equity Compensation Arrangements

Employee Incentive Shares

2017 Equity Incentive Plan

The 2017 Plan, which was adopted by our board of directors and approved by our shareholders in September 2017, allows for the grant of equity-based incentive awards to eligible service providers. The material terms of the 2017 Plan are summarized below.

Except where the context indicates otherwise, references hereunder to our ordinary shares shall be deemed to include a number of ADSs equal to an ordinary share.

Eligibility and Administration

Our employees and employee directors and employees of our subsidiaries are eligible to receive awards under the 2017 Plan. The 2017 Plan is administered by our board of directors, which may delegate its duties and responsibilities to one or more committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to the limitations imposed under the 2017 Plan, stock exchange rules and other applicable laws. The plan administrator has the authority to take all actions and make all determinations under the 2017 Plan, to interpret the 2017 Plan and award agreements and to adopt, amend and repeal rules for the administration of the 2017 Plan as it deems advisable. The plan administrator also has the authority to determine which eligible service providers receive awards, grant awards, set the terms and conditions of all awards under the 2017 Plan, including any vesting and vesting acceleration provisions, and designate whether such awards will cover our ordinary shares or ADSs, subject to the conditions and limitations in the 2017 Plan.

Shares Available for Awards

The maximum number of ordinary shares that may be issued under our 2017 Plan is 1,500,000, which includes 500,000 ordinary shares reserved for issuance under our non-employee sub-plan described below. In addition, the number of ordinary shares reserved for issuance under our 2017 Plan will automatically increase on January 1 of each year, commencing on January 1, 2018 and ending on (and including) January 1, 2027, in an amount equal to 4% of the total number of shares outstanding on December 31 of the preceding calendar year. Our board may act prior to January 1 of a given year to provide that there will be no increase for such year or that the increase for such year will be a lesser number of shares. Pursuant to this provision, 1,156,188 ordinary shares were added to the number of available shares pursuant to the 2017 Plan effective January 1, 2018.

No more than 2,000,000 shares may be issued under the 2017 Plan upon the exercise of incentive share options. Shares issued under the 2017 Plan may be authorized but unissued shares, shares purchased on the open market, treasury shares or ADSs.

If an award under the 2017 Plan, or any prior equity incentive plan, expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, canceled without having been fully exercised or forfeited, any unused shares subject to the award will, as applicable, become or again be available for new grants under the 2017 Plan. Awards granted under the 2017 Plan in substitution for any options or other equity or equity-based awards granted by an entity before the entity’s merger or consolidation with us or our acquisition of the entity’s property or stock will not reduce the shares available for grant under the 2017 Plan, but will count against the maximum number of shares that may be issued upon the exercise of incentive options.

Awards

The 2017 Plan provides for the grant of options, share appreciation rights, or SARs, restricted shares, dividend equivalents, restricted share units, or RSUs, and other share-based awards. All awards under the 2017 Plan will be set forth in award agreements, which will detail the terms and conditions of awards, including any applicable vesting and payment terms and post-termination exercise limitations. A brief description of each award type follows.

Options and SARs. Options provide for the purchase of our ordinary shares in the future at an exercise price set on the grant date. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The plan administrator will determine the number of shares covered by each option and SAR, the exercise price of each option and SAR and the conditions and limitations applicable to the exercise of each option and SAR.

Restricted Shares and Restricted Share Units. Restricted shares are an award of nontransferable ordinary shares that remain forfeitable unless and until specified conditions are met and which may be subject to a purchase price. RSUs are contractual promises to deliver our ordinary shares in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on our ordinary shares prior to the delivery of the underlying shares. The plan administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to restricted shares and RSUs will be determined by the plan administrator, subject to the conditions and limitations contained in the 2017 Plan.

Other Share-Based Awards. Other share-based awards are awards of fully vested ordinary shares and other awards valued wholly or partially by referring to, or otherwise based on, our ordinary shares or other property. Other share-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation to which a participant is otherwise entitled. The plan administrator will determine the terms and conditions of other share-based awards, which may include any purchase price, performance goal, transfer restrictions and vesting conditions.

Performance Criteria

The plan administrator may select performance criteria for an award to establish performance goals for a performance period.

Certain Transactions

In connection with certain corporate transactions and events affecting our ordinary shares, including a change in control, another similar corporate transaction or event, another unusual or nonrecurring transaction or event affecting us or our financial statements or a change in any applicable laws or accounting principles, the plan administrator has broad discretion to take action under the 2017 Plan to prevent the dilution or enlargement of intended benefits, facilitate the transaction or event or give effect to the change in applicable laws or accounting principles. This includes canceling awards for cash or property, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares subject to outstanding awards and/or with respect to which awards may be granted under the 2017 Plan and replacing or terminating awards under the 2017 Plan. In addition, in the event of certain non-reciprocal transactions with our shareholders, the plan administrator will make equitable adjustments to the 2017 Plan and outstanding awards as it deems appropriate to reflect the transaction. Pursuant to the terms of their individual employment agreements, awards granted under the 2017 Plan to certain of our executives may become fully vested and exercisable upon a change in control.

Plan Amendment and Termination

Our board of directors may amend or terminate the 2017 Plan at any time; however, no amendment, other than an amendment that increases the number of shares available under the 2017 Plan, may materially and adversely affect an award outstanding under the 2017 Plan without the consent of the affected participant and shareholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws. Further, the plan administrator cannot, without the approval of our shareholders, amend any outstanding option or SAR to reduce its price per share or cancel any outstanding option or SAR in exchange for cash or another award under the 2017 Plan with an exercise price per share that is less than the exercise price per share of the original option or SAR. The 2017 Plan will remain in effect until the tenth anniversary of its effective date unless earlier terminated by our board of directors. No awards may be granted under the 2017 Plan after its termination.

Transferability and Participant Payments

Except as the plan administrator may determine or provide in an award agreement, awards under the 2017 Plan are generally non-transferrable, except by will or the laws of descent and distribution, or, subject to the plan administrator’s consent, pursuant to a domestic relations order, and are generally exercisable only by the participant. With regard to tax withholding obligations arising in connection with awards under the 2017 Plan, and exercise price obligations arising in connection with the exercise of options under the 2017 Plan, the plan administrator may, in its discretion, accept cash, wire transfer or cheque, our ordinary shares that meet specified conditions, a promissory note, a “market sell order,” such other consideration as the plan administrator deems suitable or any combination of the foregoing.

Non-U.S. Participants

The plan administrator may modify awards granted to participants who are non-U.S. nationals or employed outside the United States or establish sub-plans or procedures to address differences in laws, rules, regulations or customs of such foreign jurisdictions.

2017 Non-Employee Sub Plan

The 2017 Non-Employee Sub Plan will govern equity awards granted to our non-employee directors and service providers. The 2017 Non-Employee Sub Plan was adopted under the 2017 Plan. An overall share limit of 500,000 shares has been included in the 2017 Non-Employee Sub Plan and awards may be made under the Non-Employee Sub Plan up to that limit. If all or any part of an award granted under the Non-Employee Sub Plan expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, cancelled without having been fully exercised or forfeited, any unused shares covered by the award will become or again be available for new grants under the Non-Employee Sub Plan.

Pre-IPO Equity Awards

Prior to our initial public offering in September 2017, or IPO, we historically incentivized our employees and consultants, or Employee Shareholders, through the issue of ordinary shares of NightstaRx Limited at nominal value. These shares were structured as growth shares, or the Growth Shares, so that the holder was entitled to participate in certain corporate events such as our IPO, by reference to specified financial thresholds. A general description of the terms of the Growth Shares is set out below.

Number and Class of Issued Growth Shares

The Growth Shares comprised eight separate classes of ordinary shares, each with a nominal value of £0.01 per share. Prior to our corporate reorganization, NightstaRx Limited had in issue the following Growth Shares in the various classes:

▪	138,596 Class B ordinary shares;
▪	699,282 Class C ordinary shares;
▪	699,802 Class D ordinary shares;
▪	969,520 Class E1 ordinary shares;
▪	481,500 Class E2 ordinary shares;
▪	464,500 Class E3 ordinary shares;
▪	375,500 Class E4 ordinary shares; and
▪	1,854,780 Class F ordinary shares.

Terms of the Growth Shares

The Growth Shares allowed the holder to participate in the proceeds of an exit event, described below, by reference to a Threshold Amount, and vested over 48 months from the Vesting Commencement Date. The following table sets forth the Vesting Commencement Date and Threshold Amount for each class of Growth Shares:

Class	Vesting Commencement Date	Threshold Amount
B	Date on which the relevant shares are issued	£1.00

C	The later of the date on which the relevant shares are issued and May 21, 2014	£1.00

D	The later of the date on which the relevant shares are issued and May 1, 2015	£1.40

E1	The later of the date on which the relevant shares are issued and November 5, 2015	£2.07366

E2	The later of the date on which the relevant shares are issued and June 6, 2017	The amount specified by the board of directors on or prior to the date of issue or, in the absence of an amount being specified, £2.07366

E3	The later of the date on which the relevant shares are issued and April 4, 2017	The amount specified by the board of directors on or prior to the date of issue or, in the absence of an amount being specified, £2.07366

E4	The later of the date on which the relevant shares are issued and June 6, 2017	The amount specified by the board of directors on or prior to the date of issue or, in the absence of an amount being specified, £2.07366

F	Date on which the relevant shares are issued	$4.01648

In September 2017, all of the shareholders of NightstaRx Limited, including the holders of the Growth Shares, exchanged all of their shares of NightstaRx Limited for the same number and class of shares of Nightstar Therapeutics Limited, which entity was subsequently re-registered as a public limited company and changed its name to Nightstar Therapeutics plc in September 2017. On the date of the IPO, all of the outstanding Growth Shares were converted into a single class of shares of Nightstar Therapeutics plc at conversion ratios determined by the IPO price and respective threshold amounts. In December 2017, the vesting schedule of the Growth Shares was modified such that subsequent vesting for any unvested Growth Shares would occur on a quarterly basis starting from the first day of the quarter in which the next vesting would have occurred.

C.	Board Practices

Composition of Our Board of Directors

Our board of directors is currently composed of seven members. As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. However, our board of directors has determined that Chris Hollowood, David Lubner, James McArthur, David Mott and Scott Whitcup do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under Nasdaq rules.

In accordance with our Articles of Association, our directors are not appointed for a specific term but are subject to retirement by rotation at annual general meetings of shareholders pursuant to the our Articles of Association and at least once every three years. A director who retires at an annual general meeting shall be eligible for reappointment if such director is willing to be re-elected. See Item 10.B. “Memorandum and Articles of Association—Board of Directors.”

Committees of Our Board of Directors

Our board of directors has three standing committees: an audit committee, a remuneration committee and a nominating and corporate governance committee.

Audit Committee

The audit committee, which consists of David Lubner (chairman), Chris Hollowood and Scott Whitcup, assists the board of directors in overseeing our accounting and financial reporting processes. The audit committee consists exclusively of members of our board who are financially literate, and Mr. Lubner is considered an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Under Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, we are permitted to phase in our compliance with the independent audit committee requirements set forth in Nasdaq Rule 5605(c) and Rule 10A-3 as follows: (1) one independent member at the time of listing, (2) a majority of independent members within 90 days of listing and (3) all independent members within one year of listing. Our board of directors has determined that each of Mr. Lubner and Dr. Whitcup are independent directors under Nasdaq listing rules and under Rule 10A-3 under the Exchange Act and we are relying on the independence phase-in with respect to Dr. Hollowood. The audit committee is governed by a charter that complies with Nasdaq rules.

The audit committee’s responsibilities include:

▪	recommending the appointment of the independent auditor to shareholders for approval at the general meeting of shareholders;
▪	the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;
▪	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;
▪	evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full board of directors on at least an annual basis;
▪	reviewing and discussing with management and our independent registered public accounting firm our financial statements and our financial reporting process; and
▪	reviewing, approving or ratifying any related party transactions.

Remuneration Committee

The remuneration committee consists of Chris Hollowood (chairman), David Lubner and David Mott. Under SEC and Nasdaq rules, there are heightened independence standards for members of the remuneration committee, including a prohibition against the receipt of any compensation from us other than standard board member fees. Although foreign private issuers are not required to meet this heightened standard, all of our remuneration committee members meet this heightened standard.

The remuneration committee’s responsibilities include:

▪	identifying, reviewing and proposing policies relevant to the compensation and benefits of our directors and executive officers;
▪	evaluating each executive officer’s performance in light of such policies and reporting to the board; and
▪	overseeing and administering our employee share option scheme or equity incentive plans in operation from time to time.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee consists of David Mott (chairman), James McArthur and Scott Whitcup.

The nominating and corporate governance committee’s responsibilities include:

▪	drawing up selection criteria and appointment procedures for directors;
▪	recommending nominees for election to our board of directors and its corresponding committees; and
▪	assessing the functioning of individual members of our board of directors and management and reporting the results of such assessment to the full board of directors.
D.	Employees

As of December 31, 2017, we had 27 full-time employees.

None of our employees is subject to a collective bargaining agreement or represented by a trade or labor union. We consider our relationship with our employees to be good.  At each date shown, we had the following number of employees, broken out by department and geography.

	As of December 31,
	2017	2016	2015
Function:
Research and development	20	12	8
General and administrative	7	3	3
Total	27	15	11

Geography:
United Kingdom	16	14	11
United States	11	1	—
Total	27	15	11

E.	Share Ownership

For information regarding the share ownership of our directors and executive officers, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2017, by:

▪	each beneficial owner of 5% or more of our outstanding ordinary shares;
▪	each of our directors and executive officers; and
▪	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of December 31, 2017. These ordinary shares, however, are not included in the computation of the percentage ownership of any other person.  Percentage ownership calculations are based on 28,904,714 ordinary shares outstanding as of December 31, 2017.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are in care of Nightstar Therapeutics plc, 215 Euston Road, London NW1 2BE, United Kingdom.

	Ordinary Shares Beneficially Owned
NAME OF BENEFICIAL OWNER	Number(1)	Percent
5% or Greater Shareholders:
Syncona Portfolio Limited(2)	12,203,922	42.2%
Entities affiliated with New Enterprise Associates(3)	6,164,358	21.3
Entities affiliated with Wellington Management Company(4)	3,419,800	11.8
Entities affiliated with Redmile Group(5)	1,772,846	6.1
Executive Officers and Directors:(6)
David Fellows	691,046	2.4
Senthil Sundaram	129,604	*
Tuyen Ong, M.D. MRCOphth, MBA	130,241	*
Gregory Robinson, Ph.D.	157,439	*
Bryan Yoon, Esq.	—	—
Chris Hollowood, Ph.D.(7)	12,203,922	42.2
David C. Lubner	29,124	*
Robert MacLaren, MBChB, D.Phil.	455,030	1.6
James McArthur, Ph.D.	37,237	*
David M. Mott(8)	6,164,358	21.3
Scott M. Whitcup, M.D.	74,568	*
All current directors and executive officers as a group (11 persons)	20,072,569	69.4

*	Represents beneficial ownership of less than one percent.
(1)

Number of ordinary shares beneficially owned, as shown both in this table and the accompanying footnotes, and percentage ownership are based on 28,904,714 ordinary shares outstanding as of December 31, 2017.

(2)

Consists of ordinary shares and ADSs held by Syncona Portfolio Limited. Syncona Portfolio Limited is a controlled subsidiary of Syncona Holdings Limited, which in turn is a controlled subsidiary of Syncona Limited, a publicly-listed closed-end investment fund. Each of Syncona Holdings Limited and Syncona Limited may be deemed to have voting and dispositive power over the shares held by Syncona Portfolio Limited. Investment and voting decisions with respect to these shares are made by Syncona Portfolio Limited acting upon the recommendation of an investment committee of Syncona Investment Management Limited, also a subsidiary of Syncona Holdings Limited. The members of this investment committee consist of Nigel Keen, Martin Murphy, Chris Hollowood and Toby Sykes. The share numbers in the table above also include 1,000,000 ADSs that were purchased in our IPO. The address for Syncona Portfolio Limited is PO Box 255, Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3QL, Channel Islands.

(3)

Consists of ordinary shares and ADSs directly held by New Enterprise Associates 15, L.P., or NEA 15, and NEA Ventures 2015, L.P., or NEA Ventures. The shares directly held by NEA 15 are indirectly held by NEA Partners 15, L.P., or NEA Partners 15, the sole general partner of NEA 15, NEA 15 GP, LLC, or NEA 15 LLC, the sole general partner of NEA Partners 15 and each of the individual managers of NEA 15 LLC. The individual managers, or collectively, the managers, of NEA 15 LLC are Peter J. Barris, Forest Baskett, Anthony A. Florence, Jr., Joshua Makower, David M. Mott (a member of our board of directors), Scott D. Sandell, Peter Sonsini and Ravi Viswanathan. The managers share voting and dispositive power with regard to the shares held by NEA 15. Karen P. Welsh, the general partner of NEA Ventures, shares voting and dispositive power with regard to the shares held by NEA Ventures. All indirect holders of the above referenced shares disclaim beneficial ownership of all applicable ordinary shares, except to the extent of their actual pecuniary interest therein. The share numbers in the table above also include 714,285 ADSs that were purchased in our IPO. The principal business address of NEA 15 and NEA Ventures is 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.

(4)

Consists of ordinary shares and ADSs held by Wellington Management Group LLP reported on an amended Schedule 13G/A filed with the SEC on February 8, 2018. Wellington Management Group LLP, Wellington Group Holdings LLP, and Wellington Investment Advisors Holdings LLP each report shared voting power over 3,267,242 ordinary shares and shared dispositive power over 3,419,800 ordinary shares. Wellington Management Company LLP reports shared voting power over 3,255,242 ordinary shares and shared dispositive power over 3,342,600 ordinary shares. Such Schedule 13G/A indicates that these shares are owned of record by clients of certain investment advisors owned, directly or indirectly, by Wellington Management Group LLP, including Hadley Harbor II Master. Wellington Investment Advisors Holdings LLP controls directly, or indirectly through Wellington Management Global Holdings, Ltd., the Wellington Investment Advisers. Wellington Investment Advisors Holdings LLP is owned by Wellington Group Holdings LLP. Wellington Group Holdings LLP is owned by Wellington Management Group LLP. The share numbers in the table above also include 800,000 ADSs that were purchased in our IPO. The business address of Wellington Management Company LLP and Wellington Management Group LLP is 280 Congress Street, Boston, MA 02110.

(5)

Consists of ordinary shares and ADSs reported on a Schedule 13F (filed with the SEC on February 14, 2018) by Redmile Group LLC, or Redmile. Redmile serves as the general partner and/or investment manager to the limited partnerships and pooled investment vehicles that own the shares. Redmile, as the general partner and/or investment manager to the limited partnership(s), pooled investment vehicle(s), etc. and Jeremy Green, as the majority managing member and owner of Redmile, may therefore be deemed to beneficially own securities owned by such investment limited partnership, pooled investment vehicle, etc. for the purposes of Rule 13d-3 of the Act, insofar as they may be deemed to have the power to direct the voting or disposition of the shares. As of December 31, 2017, Redmile and Mr. Green had shared dispositive power and voting power over 1,772,846 shares. Redmile and Mr. Green disclaim beneficial ownership of all shares held of record by Redmile in which they do not have an actual pecuniary interest. The share numbers in the table above also include 700,000 ADSs that were purchased in our IPO. The address of Redmile is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA  94111.

(6)

As of December 31, 2017, our executive officers and directors held an aggregate of 1,704,289 restricted share awards, of which an aggregate of 832,130 shares were vested or would have vested within 60 days. The restricted share awards, including the portions subject to forfeiture, provide voting rights and, as such, are included in the beneficial ownership table.

(7)

Consists of the ordinary shares and ADSs set forth in footnote (2) above held by Syncona Portfolio Limited. Dr. Hollowood, a member of our board of directors, is a member of the investment committee of Syncona Investment Management Limited, a subsidiary of Syncona Holdings Limited, the parent company of Syncona Portfolio Limited.

(8)	Consists of the ordinary shares and ADSs set forth in footnote (3) above held by NEA 15. Mr. Mott, a member of our board of directors, is manager at NEA 15 LLC.

In September 2017, we completed our IPO and listed our ADSs on the Nasdaq Global Select Market. In the IPO, we issued and sold 6,164,000 ADSs, representing 6,164,000 ordinary shares and included the full exercise by the underwriters of their option to purchase additional ADSs. Upon the completion of our IPO, 28,904,714 ordinary shares were outstanding. While none of our existing shareholders sold ordinary shares in the IPO, the percentage ownership held by certain shareholders decreased as a result of the issuance of the ADSs sold by us in the IPO.

We have experienced significant changes in the percentage ownership held by major shareholders as a result of our initial public offering. Prior to our IPO in September 2017, our principal shareholders were Syncona Portfolio Limited, entities affiliated with New Enterprise Associates and entities affiliated with Wellington Management Company.

As of December 31, 2017, we estimate that approximately 66% of our outstanding ordinary shares (including ordinary shares underlying ADSs) were held in the United States by 18 holders of record. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ordinary shares are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B.	Related Party Transactions.

Since January 1, 2017, we have engaged in the following transactions with our directors, executive officers or holders of more than 5% of our outstanding share capital and their affiliates, which we refer to as our related parties. All of the historical share numbers in this section are as of dates prior to and do not reflect the conversion of each separate class of ordinary shares of Nightstar Therapeutics plc into a single class of ordinary shares, as described under Note 7 in our audited financial statements.

MacLaren Agreement

In November 2013, we entered into a consulting agreement with Oxford University Innovation Ltd., as subsequently amended in November 2016, which we refer to as the Consulting Agreement, for consulting services of Robert MacLaren, a member of our board of directors. Under the terms of the Consulting Agreement, Prof. MacLaren is to provide us with advice and expertise in relation to regulatory submissions, prepare for and attend meetings of our clinical advisory board, prepare for and attend regulatory meetings, provide scientific and medical advice in relation to the preparation of medical education materials and provide consulting services to our Chief Medical Officer.

Under the terms of the Consulting Agreement, we agreed to pay consulting fees for Prof. MacLaren’s services subject to a minimum annual fee of £72,000. In October 2017, our board of directors authorized an increase in the minimum annual consultancy fee to £99,000. In October 2017, the board also awarded Prof. MacLaren 58,000 restricted share units which vest annually over a four year period from the date of award. We have further agreed to pay an annual bonus in respect of Prof. MacLaren’s services based on our company performance as set forth in the Consulting Agreement. The Consulting Agreement terminates in November 2019, unless an extension is mutually agreed upon.

Either party can terminate the Consulting Agreement without cause upon six months’ written notice to the other, or such shorter period as may be agreed between us and Oxford University Innovation Ltd. We can terminate the Consulting Agreement immediately by written notice and without compensation for cause, including where the services are provided negligently or otherwise not in accordance with the Consulting Agreement, or where either Prof. MacLaren or Oxford University Innovation Ltd. commits any material breach of the Consulting Agreement or commits any gross misconduct affecting our business.

Prof. MacLaren submitted his resignation from the board of directors on March 29, 2018. His resignation will be effective as of April 15, 2018. It is anticipated that Prof. MacLaren will continue to act as a consultant to us pursuant to the terms of the Consulting Agreement.

Transactions with Entities Affiliated with Syncona

Syncona

We receive accounting and professional services from Syncona Partners LLP, Syncona Limited and their affiliates, which we refer to herein as Syncona, from time to time. We recorded accounting and professional fees totaling $1,200, $23,000 and $52,000 for the years ended December 31, 2017, 2016 and 2015, respectively.

Freeline Therapeutics

In August 2015, we entered into a consultancy services agreement with Freeline Therapeutics Limited, or Freeline, an entity controlled by Syncona. Under the terms of the agreement, we agreed to provide Freeline with certain materials as specified in the agreement. Should Freeline’s evaluation of the materials identify areas of scientific and commercial interest to Freeline, it is the intention of the parties to negotiate and enter into a collaboration, license or supply agreement relating to the use of the materials by Freeline and the sharing of Freeline’s technology with us.

The Wellcome Trust

In June 2015, we entered into a lease agreement with The Wellcome Trust Limited, as trustee of The Wellcome Trust, the prior holding company of Syncona. Under the terms of the lease, we lease approximately 900 square feet of office space to serve as our corporate headquarters on a quarter-by-quarter basis. We recorded rent expense under the lease of $138,000 and $106,000 for the years ended December 31, 2016 and 2015, respectively. Subsequent to December 31, 2016, the Wellcome Trust is no longer a related party to us.

Gyroscope Therapeutics

In January 2018, we entered into an agreement with Gyroscope Therapeutics Limited, or Gyroscope, an entity controlled by Syncona. Pursuant to the agreement, we provided Gyroscope with certain clinical manuals and other documents.

Management Rights Letter

In November 2015, in connection with a subscription and shareholders agreement, or the 2015 Agreement, we entered into a management rights letter with New Enterprise Associate 15, L.P. and NEA Ventures 2015, L.P., collectively, NEA, which holds more than 5% of our share capital. Pursuant to the 2015 Agreement, NEA is entitled to consult and advise our management on significant business issues. The management rights letter terminated in September 2017, upon the completion of our initial public offering.

Subscriptions of Our Class A Ordinary Shares

November 2015 and September 2016 Financings

Pursuant to the 2015 Agreement, certain of our shareholders elected to subscribe for an aggregate of 11,830,242 of our Class A ordinary shares as follows: 7,153,929 of our Class A ordinary shares at a price of £1.00 per share and 4,676,313 of our Class A ordinary shares at a price of £2.0737 per share. The 2015 Agreement was terminated in March 2017.

The following table sets forth the aggregate number of Class A ordinary shares issued to our related parties pursuant to these transactions:

Participants	Class A Ordinary Shares (#)
Syncona LLP(1)	8,074,191
Entities affiliated with New Enterprise Associates(2)	3,294,256
David Fellows(3)	64,354

(1)	Dr. Hollowood, the chairman of our board of directors, is the Chief Investment Officer and Managing Partner of Syncona Investment Management Limited.
(2)	Mr. Mott, a member of our board of directors, is a General Partner of New Enterprise Associates.
(3)	Mr. Fellows is our Chief Executive Officer and a member of our board of directors.

March and June 2017 Financings

In March 2017, we entered in to a subscription and shareholders’ agreement, or the March SSA, whereby certain shareholders elected to subscribe for an aggregate of 8,070,314 Class A ordinary shares as follows: 1,846,071 Class A ordinary shares at a price of £1.00 per share and 6,224,243 Class A ordinary shares at a price of £2.0737 per share. We issued all 8,070,314 Class A ordinary shares pursuant to the March SSA on June 27, 2017. The March SSA was terminated in June 2017.

In June 2017, we entered in to a subscription and shareholders’ agreement, or the June SSA, pursuant to which we issued an aggregate of 11,203,837 Class A ordinary shares at a price of $4.01648 per share. The June SSA terminated in September 2017 in connection with our corporate reorganization.

The following table sets forth the aggregate number of our Class A ordinary shares issued to our related parties in these transactions:

Participants	Class A Ordinary Shares (#)
Syncona Portfolio Limited(1)	6,609,574
Entities affiliated with New Enterprise Associates(2)	7,496,889
David Fellows(3)	85,646

(1)	Dr. Hollowood, the chairman of our board of directors, is the Chief Investment Officer and Managing Partner of Syncona Investment Management Limited.
(2)	Mr. Mott, a member of our board of directors, is a General Partner of New Enterprise Associates.
(3)	Mr. Fellows is our Chief Executive Officer and a member of our board of directors.

Participation in Our Initial Public Offering

In September 2017, entities affiliates with Syncona Portfolio Limited and New Enterprise Associates purchased 1,000,000 and 714,285 ADSs, respectively, in our initial public offering.

Subscriptions for Our Ordinary Shares by Certain Related Parties

Subscriptions by David Fellows

From March 2014 to August 2017, we issued a total of 1,985,975 ordinary shares, consisting of 29,411 Class B ordinary shares, 261,642 Class C ordinary shares, 367,281 Class D ordinary shares, 180,100 Class E1 ordinary shares, 180,000 Class E2 ordinary shares, 180,000 Class E3 ordinary shares, 180,000 Class E4 ordinary shares and 607,541 Class F shares, to Mr. Fellows, our Chief Executive Officer and a member of our board of directors, for aggregate consideration of £19.90. This paragraph excludes Class A ordinary shares issued to Mr. Fellows pursuant to the subscription and shareholders’ agreements described elsewhere in this Annual Report.

Subscription by David Lubner

In August 2017, we issued a total of 133,498 Class F ordinary shares to Mr. Lubner for aggregate consideration of £1.33.

Subscriptions by Robert MacLaren

From March 2015 to June 2017, we issued a total of 97,760 ordinary shares, consisting of 2,363 Class D ordinary shares and 95,397 Class E1 ordinary shares, to Prof. MacLaren, a member of our board of directors, for aggregate consideration of £0.98

Subscriptions by James McArthur

From November 2016 to August 2017, we issued a total of 133,498 ordinary shares, consisting of 86,000 Class E1 ordinary shares and 47,498 Class F ordinary shares, to Dr. McArthur, a member of our board of directors, for aggregate consideration of £1.33.

Subscription by Tuyen Ong

In August 2017, we issued a total of 597,000 Class F ordinary shares to Dr. Ong, our Chief Development Officer, for aggregate consideration of £5.97.

Subscriptions by Gregory Robinson

From September 2016 to August 2017, we issued a total of 533,994 ordinary shares, consisting of 108,500 Class E1 ordinary shares, 108,500 Class E2 ordinary shares, 108,500 Class E3 ordinary shares, 108,500 Class E4 ordinary shares and 99,994 Class F shares, to Dr. Robinson, our Chief Scientific Officer, for aggregate consideration of £5.36.

Subscriptions by Senthil Sundaram

From April 2017 to August 2017, we issued a total of 443,598 ordinary shares, consisting of 87,000 Class E1 ordinary shares, 87,000 Class E2 ordinary shares, 87,000 Class E3 ordinary shares, 87,000 Class E4 ordinary shares and 95,598 Class F ordinary shares, to Mr. Sundaram, our Chief Financial Officer, for aggregate consideration of £4.44.

Subscriptions by Scott Whitcup

From April 2017 to August 2017, we issued a total of 266,997 ordinary shares, consisting of 173,000 Class E1 ordinary shares and 93,997 Class F ordinary shares, to Dr. Whitcup, a member of our board of directors, for aggregate consideration of £2.67.

Agreements with Our Executive Officers and Directors

We have entered into employment agreements with certain of our executive officers and service agreements with our non-executive directors. See Item 6.B. “Directors, Senior Management and Employees—Compensation.” These agreements contain customary provisions and representations, including confidentiality, non-competition, non-solicitation and inventions assignment undertakings by the executive officers. However, the enforceability of the non-competition provisions may be limited under applicable law.

Indemnification Agreements

We have entered into a deed of indemnity with each of our directors and executive officers. These agreements and our Articles of Association require us to indemnify our directors and executive officers to the fullest extent permitted by law.

Related Person Transactions Policy

We have adopted a related person transaction policy. Our related person transaction policy sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. For the purposes of our policy only, for so long as we qualify as a foreign private issuer, a related person transaction will be a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants in which the amount involved exceeds $120,000 or which is unusual in its nature or conditions; thereafter, a related person transaction will be a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants in which the amount involved exceeds $120,000. Transactions involving remuneration for services provided to us as an employee or director will not be covered by this policy.

For so long as we qualify as a foreign private issuer, a related person will be any:

▪	enterprise that directly or indirectly controls or is controlled by or is under common control with us;
▪	enterprise over which we have a significant influence or which has significant influence over us;
▪	individual owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, and close members of any such individual’s family;
▪	persons having authority or responsibility for planning, directing or controlling our activities, including directors and senior management and close members of such individuals’ families; or
▪

enterprise in which a substantial interest in our voting power is owned, directly or indirectly, by any person described above or over which such a person is able to exercise significant influence, including enterprises owned by our directors or major shareholders and enterprises that have a member of key management in common with us.

If we cease to be a foreign private issuer, then, under our policy, a related person will be any:

▪	person who is, or at any time since the beginning of our last fiscal year was, a director or executive officer of us or a nominee to become a director of us;
▪	security holder known by us to be the beneficial owner of more than 5% of any class of our voting securities;
▪	immediate family member of any of the foregoing; and
▪

firm, corporation or other entity in which any of the foregoing persons is an executive, partner or principal or similar control position or in which such person has a 5% or greater beneficial ownership interest.

Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our board of directors for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant shareholder to enable us to identify any existing or potential related person transactions and to effectuate the terms of the policy. In addition, under our Code of Business Conduct and Ethics, our employees, executive officers and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

C.	Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information.

Our consolidated financial statements are appended at the end of this Annual Report, starting at page F-1, and incorporated herein by reference.

Dividend Policy

We have never declared or paid a dividend, and we do not anticipate declaring or paying dividends in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. See Item 3.D. “Risk Factors—Risks Related to Ownership of Our Securities—Because we do not anticipate paying any cash dividends on our ADSs in the foreseeable future, capital appreciation, if any, will be our ADS holders’ and shareholders’ sole source of gains and they may never receive a return on their investment.”

Under English law, among other things, we may only pay dividends if we have sufficient distributable reserves (on a non-consolidated basis), which are our accumulated realized profits that have not been previously distributed or capitalized less our accumulated realized losses, so far as such losses have not been previously written off in a reduction or reorganization of capital.

Legal Proceedings

From time to time, we may be a party to litigation or subject to claims incident to the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these ordinary course matters will not have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. We are not currently a party to any material legal proceedings.

B.	Significant Changes.

Not applicable

Item 9. The Offer and Listing.

A.	Offer and Listing Details

Our ADS began trading on the Nasdaq Global Select Market under the symbol “NITE” on September 28, 2017. Prior to that date, there was no public trading market for ADSs or our ordinary shares.  The following table sets forth for the periods indicated the reported high and low sales prices per ADS as reported on the Nasdaq Global Select Market:

	Price per ADS
	High	Low
	$	$
Annual:
2017 (beginning September 28, 2017)	24.94	10.01

Quarterly:
Third Quarter 2017 (beginning September 28, 2017)	24.94	14.56
Fourth Quarter 2017	23.47	10.01

Month Ended:
October 2017	21.95	16.28
November 2017	23.47	17.42
December 2017	18.86	11.99
January 2018	15.24	12.73
February 2018	14.80	10.05
March 2018	14.85	12.38
April 2018 (through April 2, 2018)	14.73	12.70

On April 2, 2018, the last reported sale price of the ADSs on The Nasdaq Global Select Market was $12.90 per ADS.

B.	Plan of Distribution

Not applicable.

C.	Markets.

The ADSs have been listed on the Nasdaq Global Select Market under the symbol “NITE” since September 28, 2017.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information.

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The information set forth in our prospectus dated September 27, 2017, filed with the SEC pursuant to Rule 424(b), under the headings “Description of Share Capital and Articles of Association—Issued Share Capital,” “Description of Share Capital and Articles of

Association—Ordinary Shares,” “Description of Share Capital and Articles of Association—Registered Shares,” “Description of Share Capital and Articles of Association—Preemptive Rights,” “Description of Share Capital and Articles of Association—Post-IPO Articles of Association,” “Description of Share Capital and Articles of Association—Other Relevant Laws and Regulations,” “Description of Share Capital and Articles of Association—Differences in Corporate Law,” and “Service of Process and Enforcement of Liabilities” is incorporated herein by reference.

C.	Material Contracts

Except as otherwise disclosed in this Annual Report (including the exhibits thereto), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of our business.

Underwriting Agreement

We entered into an underwriting agreement among Jefferies LLC, Leerink Partners LLC and BMO Capital Markets Corp., as representatives of the underwriters, on September 27, 2017, with respect to the ADSs sold in our IPO. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, and to contribute to payments the underwriters may be required to make in respect of such liabilities.

D.	Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the United Kingdom that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or that may affect the remittance of dividends, interest, or other payments by us to non-resident holders of our ordinary shares or ADSs, other than withholding tax requirements. There is no limitation imposed by the laws of England and Wales or our articles of association on the right of non-residents to hold or vote shares.

E.	Taxation

The following summary contains a description of material U.K. and U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares or ADSs. This summary should not be considered a comprehensive description of all the tax considerations that may be relevant to beneficial owners of ADSs.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our ordinary shares or ADSs. It is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire securities. This discussion applies only to a U.S. Holder that holds our ordinary shares or ADSs as a capital asset for tax purposes (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including state and local tax consequences, estate tax consequences, alternative minimum tax consequences, the potential application of the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:

▪	banks, insurance companies, and certain other financial institutions;
▪	U.S. expatriates and certain former citizens or long-term residents of the United States;
▪	dealers or traders in securities who use a mark-to-market method of tax accounting;
▪

persons holding ordinary shares or ADSs as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to ordinary shares or ADSs;

▪	persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;
▪	persons subject to Section 451(b) of the Code;
▪	brokers, dealers or traders in securities, commodities or currencies;
▪	tax-exempt entities or government organizations;
▪	S corporations, partnerships, or other entities or arrangements classified as partnerships for U.S. federal income tax purposes;
▪	regulated investment companies or real estate investment trusts;

▪	persons who acquired our ordinary shares or ADSs pursuant to the exercise of any employee share option or otherwise as compensation;
▪	persons that own or are deemed to own ten percent or more of our voting shares or ten percent or more of the value of our shares; and
▪	persons holding our ordinary shares or ADSs in connection with a trade or business, permanent establishment, or fixed base outside the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds ordinary shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ordinary shares or ADSs and partners in such partnerships are encouraged to consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of ordinary shares or ADSs.

The discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury Regulations, and the income tax treaty between the United Kingdom and the United States, or the Treaty, all as of the date hereof, changes to any of which may affect the tax consequences described herein—possibly with retroactive effect.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ordinary shares or ADSs who is eligible for the benefits of the Treaty and is:

(i)	a citizen or individual resident of the United States;
(ii)	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;
(iii)	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
(iv)

a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) the trust has a valid election to be treated as a U.S. person under applicable U.S. Treasury Regulations.

U.S. Holders are encouraged to consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of ordinary shares or ADSs in their particular circumstances.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. Generally, a holder of an ADS should be treated for U.S. federal income tax purposes as holding the ordinary shares represented by the ADS. Accordingly, no gain or loss will be recognized upon an exchange of ADSs for ordinary shares. The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security. Accordingly the creditability of foreign taxes, if any, as described below, could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of the underlying ordinary shares.

Passive Foreign Investment Company Rules

If we are classified as a PFIC in any taxable year, a U.S. Holder will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A non-U.S. corporation will be classified as a PFIC for any taxable year in which, after applying certain look-through rules, either:

▪	at least 75% of its gross income is passive income (such as interest income); or
▪	at least 50% of its gross assets (determined on the basis of a quarterly average) is attributable to assets that produce passive income or are held for the production of passive income.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation, the equity of which we own, directly or indirectly, 25% or more (by value).

Based on our estimates of expected gross assets and income for the current taxable year, we believe that it is more likely than not that we were not a PFIC for our taxable year ended December 31, 2017. However, there can be no assurance that we will not be classified as a PFIC for the current taxable year or any prior or future taxable year. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation.

A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. As a result, our PFIC status may change from year to year. The total value of our assets for purposes of the asset test generally will be calculated using the market price of the ordinary shares or ADSs, which may fluctuate considerably. Fluctuations in the market price of the ordinary shares or ADSs may result in our being a PFIC for any taxable year. Because of the uncertainties involved in establishing our PFIC status, our U.S. counsel expresses no opinion regarding our PFIC status.

If we are classified as a PFIC in any year with respect to which a U.S. Holder owns the ordinary shares or ADSs, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns the ordinary shares or ADSs, regardless of whether we continue to meet the tests described above unless (i) we cease to be a PFIC and the U.S. Holder has made a “deemed sale” election under the PFIC rules, or (ii) the U.S. Holder makes a “QEF Election” (defined below), with respect to all taxable years during such U.S. Holder’s holding period in which we are a PFIC. If the “deemed sale” election is made, a U.S. Holder will be deemed to have sold the ordinary shares or ADSs the U.S. Holder holds at their fair market value and any gain from such deemed sale would be subject to the rules described below. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. Holder’s ordinary shares or ADSs with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of the ordinary shares or ADSs. U.S. Holders should consult their tax advisors as to the possibility and consequences of making a deemed sale election if such election becomes available.

For each taxable year we are treated as a PFIC with respect to U.S. Holders, U.S. Holders will be subject to special tax rules with respect to any “excess distribution” such U.S. Holder receives and any gain such U.S. Holder recognizes from a sale or other disposition (including a pledge) of ordinary shares or ADSs, unless (i) such U.S. Holder makes a QEF Election or (ii) our ordinary shares or ADSs constitute “marketable“ securities, and such U.S. Holder makes a mark-to-market election as discussed below. Distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions a U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares or ADSs will be treated as an excess distribution. Under these special tax rules:

▪	the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for the ordinary shares or ADSs;
▪	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and
▪

the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares or ADSs cannot be treated as capital, even if a U.S. Holder holds the ordinary shares or ADSs as capital assets.

If we are a PFIC, a U.S. Holder will generally be subject to similar rules with respect to distributions we receive from, and our dispositions of the stock of, any of our direct or indirect subsidiaries that also are PFICs, as if such distributions were indirectly received by, and/or dispositions were indirectly carried out by, such U.S. Holder. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to our subsidiaries.

U.S. Holders can avoid the interest charge on excess distributions or gain relating to the ordinary shares or ADSs by making a mark-to-market election with respect to the ordinary shares or ADSs, provided that the ordinary shares or ADSs are “marketable.” Ordinary shares or ADSs will be marketable if they are “regularly traded” on certain U.S. stock exchanges or on a foreign stock exchange that meets certain conditions. For these purposes, the ordinary shares or ADSs will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. Our ADSs will be listed on Nasdaq, which is a qualified exchange for these purposes. Consequently, if our ADSs remain listed on Nasdaq and are regularly traded, and you are a holder of ADSs, we expect the mark-to-market election would be available to U.S. Holders if we are a PFIC. Each U.S. Holder should consult its tax advisor as to the whether a mark-to-market election is available or advisable with respect to the ordinary shares or ADSs.

A U.S. Holder that makes a mark-to-market election must include in ordinary income for each year an amount equal to the excess, if any, of the fair market value of the ordinary shares or ADSs at the close of the taxable year over the U.S. Holder’s adjusted tax basis in the ordinary shares or ADSs. An electing holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted basis in the ordinary shares or ADSs over the fair market value of the ordinary shares or ADSs at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains for prior years. Gains from an actual sale or other disposition of the ordinary shares or ADSs will be treated as ordinary income, and any losses incurred on a sale or other disposition of the shares will be treated as an ordinary loss to the extent of any net mark-to-market gains for prior years. Once made, the election cannot be revoked without the consent of the Internal Revenue Service, or the IRS, unless the ordinary shares or ADSs cease to be marketable.

However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that we own, unless shares of such lower-tier PFIC are themselves “marketable.” As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to our ordinary shares or ADSs, the U.S. Holder may continue to be subject to the PFIC rules (described above) with respect to its indirect interest in any of our investments that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. U.S. Holders should consult their tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, a U.S. Holder can make an election, if we provide the necessary information, to treat us and each lower-tier PFIC as a qualified electing fund, or a QEF Election, in the first taxable year we (and our relevant subsidiaries) are treated as a PFIC with respect to the U.S. Holder. If such election remains in place while we and any lower-tier PFIC subsidiaries are PFICs, we and our subsidiaries will not be treated as PFICs with respect to such U.S. Holder. A U.S. Holder must make the QEF Election for us and for each of our subsidiaries that is a PFIC by attaching a separate properly completed IRS Form 8621 for each such PFIC to the U.S. Holder’s timely filed U.S. federal income tax return. We intend to make the company’s annual PFIC determination available on our website. Should we determine that we are a PFIC, we intend to provide the information necessary for a U.S. Holder to make a QEF Election with respect to us and to cause each lower-tier PFIC which we control to provide such information with respect to such lower-tier PFIC.

If a U.S. Holder makes a QEF Election with respect to a PFIC, the U.S. Holder will be currently taxable on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC. If a U.S. Holder makes a QEF Election with respect to us, any distributions paid by us out of our earnings and profits that were previously included in the U.S. Holder’s income under the QEF Election would not be taxable to the holder. A U.S. Holder will increase its tax basis in its ordinary shares or ADSs by an amount equal to any income included under the QEF Election and will decrease its tax basis by any amount distributed on the ordinary shares or ADSs that is not included in the holder’s income. In addition, a U.S. Holder will recognize capital gain or loss on the disposition of ordinary shares or ADSs in an amount equal to the difference between the amount realized and the holder’s adjusted tax basis in the ordinary shares or ADSs. U.S. Holders should note that if they make QEF Elections with respect to us and lower-tier PFICs, they may be required to pay U.S. federal income tax with respect to their ordinary shares or ADSs for any taxable year significantly in excess of any cash distributions (which may be zero) received on the ordinary shares or ADSs for such taxable year. U.S. Holders should consult their tax advisors regarding making QEF Elections in their particular circumstances.

Unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. A U.S. Holder’s failure to file the annual report will cause the statute of limitations for such U.S. Holder’s U.S. federal income tax return to remain open with regard to the items required to be included in such report until three years after the U.S. Holder files the annual report, and, unless such failure is due to reasonable cause and not willful neglect, the statute of limitations for the U.S. Holder’s entire U.S. federal income tax return will remain open during such period. U.S. Holders should consult their tax advisors regarding the requirements of filing such information returns under these rules.

Taxation of Distributions

Subject to the discussion above under “Passive Foreign Investment Company Rules,” distributions paid on ordinary shares or ADSs, other than certain pro rata distributions of ordinary shares or ADSs, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we may not calculate our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at preferential rates applicable to “qualified dividend income.” However, the qualified dividend income treatment may not apply if we are treated as a PFIC with respect to the U.S. Holder. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will generally be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Such gain or loss would generally be treated as U.S.-source ordinary income or loss. The amount of any distribution of property other than cash (and other than certain pro rata distributions of ordinary shares or ADSs or rights to acquire ordinary shares or ADSs) will be the fair market value of such property on the date of distribution.

For foreign tax credit limitation purposes, our dividends will generally be treated as passive category income. Because no U.K. income taxes will be withheld from dividends on ordinary shares or ADSs, there will be no creditable foreign taxes associated with any dividends that a U.S. Holder will receive. The rules governing foreign tax credits are complex and U.S. Holders should therefore consult their tax advisers regarding the effect of the receipt of dividends for foreign tax credit limitation purposes.

Sale or Other Taxable Disposition of Ordinary Shares and ADSs

Subject to the discussion above under “Passive Foreign Investment Company Rules,” gain or loss realized on the sale or other taxable disposition of ordinary shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ordinary shares or ADSs for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ordinary shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

If the consideration received by a U.S. Holder is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received determined by reference to the spot rate of exchange on the date of the sale or other disposition. However, if the ordinary shares or ADSs are treated as traded on an “established securities market” and you are either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), you will determine the U.S. dollar value of the amount realized in a non-U.S. dollar currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. If you are an accrual basis taxpayer that is not eligible to or does not elect to determine the amount realized using the spot rate on the settlement date, you will recognize foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realized on the date of sale or disposition and the U.S. dollar value of the currency received at the spot rate on the settlement date.

The U.S. federal income tax rules relating to PFICs are complex. U.S. Holders are urged to consult their tax advisors with respect to the purchase, ownership and disposition of ordinary shares or ADSs, the availability of the mark-to-market election and whether making the election would be advisable in their particular circumstances, and the IRS information reporting obligations with respect to the purchase, ownership and disposition of ordinary shares or ADSs.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Information with Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals (and, under regulations, certain entities) may be required to report information relating to the ordinary shares or ADSs, subject to certain exceptions (including an exception for ordinary shares or ADSs held in accounts maintained by certain U.S. financial institutions). Such U.S. Holders who fail to timely furnish the required information may be subject to a penalty. Additionally, if a U.S. Holder does not file the required information, the statute of limitations with respect to tax returns of the U.S. Holder to which the information relates may not close until three years after such information is filed. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to their ownership and disposition of the ordinary shares or ADSs.

U.K. Taxation

The following is intended as a general guide to current U.K. tax law and HM Revenue & Customs, or HMRC, published practice applying as at the date of this Annual Report (both of which are subject to change at any time, possibly with retrospective effect) relating to the holding of ADSs. It does not constitute legal or tax advice and does not purport to be a complete analysis of all U.K. tax considerations relating to the holding of ADSs, or all of the circumstances in which holders of ADSs may benefit from an exemption or relief from U.K. taxation. It is written on the basis that the company is and remains solely resident in the U.K. for tax purposes and will therefore be subject to the U.K. tax regime and not the U.S. tax regime save as set out above under “Material U.S. Federal Income Tax Considerations for U.S. Holders.”

Except to the extent that the position of non-U.K. resident persons is expressly referred to, this guide relates only to persons who are resident for tax purposes solely in the U.K. and do not have a permanent establishment or fixed base in any other jurisdiction with which the holding of the ADSs is connected, or U.K. Holders, who are absolute beneficial owners of the ADSs (and do not hold the ADSs through an Individual Savings Account or a Self-Invested Personal Pension) and any dividends paid in respect of the ADSs or underlying ordinary shares (where the dividends are regarded for U.K. tax purposes as that person’s own income). It is assumed that for the purposes of this guide that a holder of an ADS is the beneficial owner of the underlying ordinary share for U.K. direct tax purposes.

This guide may not relate to certain classes of U.K. Holders, such as (but not limited to):

▪	persons who are connected with the company;
▪	financial institutions;
▪	insurance companies;
▪	charities or tax-exempt organizations;
▪	collective investment schemes;
▪	pension schemes;
▪	brokers or dealers in securities or persons who hold ADSs otherwise than as an investment;
▪	persons who have (or are deemed to have) acquired their ADSs by virtue of an office or employment or who are or have been officers or employees of the company or any of its affiliates; and
▪	individuals who are subject to U.K. taxation on a remittance basis.

THESE PARAGRAPHS ARE A SUMMARY OF CERTAIN U.K. TAX CONSIDERATIONS AND ARE INTENDED AS A GENERAL GUIDE ONLY. IT IS RECOMMENDED THAT ALL HOLDERS OF ADSs OBTAIN ADVICE AS TO THE CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF THE ADSs IN THEIR OWN PARTICULAR CIRCUMSTANCES FROM THEIR OWN TAX ADVISORS. IN PARTICULAR, NON-U.K. RESIDENT OR DOMICILED PERSONS ARE ADVISED TO CONSIDER THE POTENTIAL IMPACT OF ANY RELEVANT DOUBLE TAXATION AGREEMENTS.

Dividends

Withholding Tax

Dividends paid by the company will not be subject to any withholding or deduction for or on account of U.K. tax.

Income Tax

An individual U.K. Holder may, depending on his or her particular circumstances, be subject to U.K. tax on dividends received from the company. An individual holder of ADSs who is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. income tax on dividends received from the company unless he or she carries on (whether solely or in partnership) a trade, profession or vocation in the U.K. through a permanent establishment to which the ADSs are attributable.

Dividend income is treated as the top slice of the total income chargeable to U.K. income tax. An individual U.K. Holder who receives a dividend in the 2017/2018 tax year will be entitled to a tax-free allowance of £5,000 (which will reduce to £2,000 for dividends received on or after April 6, 2018). Dividend income in excess of this tax-free allowance will be charged at 7.5% for basic rate taxpayers, 32.5% for higher rate taxpayers, and 38.1% for additional rate taxpayers.

Corporation Tax

A corporate holder of ADSs who is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. corporation tax on dividends received from the company unless it carries on (whether solely or in partnership) a trade in the United Kingdom through a permanent establishment to which the ADSs are attributable.

Corporate U.K. Holders should not be subject to U.K. corporation tax on any dividend received from the company so long as the dividends qualify for exemption, which should be the case, although certain conditions must be met. If the conditions for the exemption are not satisfied, or such U.K. Holder elects for an otherwise exempt dividend to be taxable, U.K. corporation tax will be chargeable on the amount of any dividends (at the main rate of 19% in 2017/18).

Chargeable Gains

A disposal or deemed disposal of ADSs by a U.K. Holder may, depending on the U.K. Holder’s circumstances and subject to any available exemptions or reliefs (such as the annual exemption), give rise to a chargeable gain or an allowable loss for the purposes of U.K. capital gains tax and corporation tax on chargeable gains.

If an individual U.K. Holder who is subject to U.K. income tax at either the higher or the additional rate is liable to U.K. capital gains tax on the disposal of ADSs, the current applicable rate will be 20%. For an individual U.K. Holder who is subject to U.K. income tax at the basic rate and liable to U.K. capital gains tax on such disposal, the current applicable rate would be 10%, save to the extent that any capital gains exceed the unused basic rate tax band. In that case, the rate currently applicable to the excess would be 20%

If a corporate U.K. Holder becomes liable to U.K. corporation tax on the disposal of ADSs, the main rate of U.K. corporation tax (currently 19%) would apply. Indexation allowance (which operates to provide an additional deduction based on the indexation of the base cost of the relevant ADSs by reference to the U.K. retail price index over their holding period) is not available in respect of gains arising on disposal of ADSs acquired after January 1, 2018. Indexation allowance in respect of gains arising on disposals of ADSs acquired prior to January 1, 2018 will be calculated applying the Retail Price Index for December 31 2017 regardless of the actual date of disposal. An indexation allowance can only reduce a gain on a future disposal, and cannot create a loss.

A holder of ADSs which is not resident for tax purposes in the U.K. should not normally be liable to U.K. capital gains tax or corporation tax on chargeable gains on a disposal of ADSs unless they are carrying on a trade, profession or vocation in the United Kingdom (or, in the case of a corporate holder of ADSs, through a permanent establishment in the United Kingdom) in connection with which the ADSs are used, held or acquired. However, an individual holder of ADSs who is treated as a resident outside the United Kingdom for the purposes of a double tax treaty, or who has ceased to be resident for tax purposes in the U.K. for a period of less than five years and who disposes of ADSs during that period may be liable on his or her return to the United Kingdom to U.K. tax on any capital gain realized (subject to any available exemption or relief).

Any gains or losses in respect of currency fluctuations relating to the ordinary shares or ADSs would be brought into account on the disposal.

Stamp Duty and Stamp Duty Reserve Tax

The discussion below relates to the holders of our ordinary shares or ADSs wherever resident.

Issue of Ordinary Shares

No U.K. stamp duty or stamp duty reserve tax, or SDRT, is payable on the issue of the underlying ordinary shares in the company.

Transfers of Ordinary Shares

An unconditional agreement to transfer ordinary shares will normally give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer. The purchaser of the shares is liable for the SDRT. Transfers of ordinary shares in certificated form are generally also subject to stamp duty at the rate of 0.5% of the amount or value of the consideration given for the transfer (rounded up to the next £5.00). Stamp duty is normally paid by the purchaser. The charge to SDRT will be cancelled or, if already paid, repaid (generally with interest), where a transfer instrument has been duly stamped within six years of the charge arising.

An unconditional agreement to transfer ordinary shares to, or to a nominee or agent for, a person whose business is or includes the issue of depositary receipts or the provision of clearance services will generally be subject to SDRT (and, where the transfer is effected by a written instrument, stamp duty) at a higher rate of 1.5% of the amount or value of the consideration given for the transfer unless the clearance service has made and maintained an election under section 97A of the U.K. Finance Act 1986, or a section 97A election. It is understood that HMRC regards the facilities of DTC as a clearance service for these purposes and we are not aware of any section 97A election having been made by the DTC.

Based on current published HMRC practice following recent case law, no SDRT is generally payable where the transfer of ordinary shares to a clearance service or depositary receipt system outside the European Union is an integral part of an issue of share capital.

It was announced on November 22, 2017 that the government will not seek to reintroduce this charge following the departure of the United Kingdom from the European Union. A recent Court of Justice of the European Union judgment (Air Berlin plc v HMRC (2017)) has cast some doubt on the legality of the 1.5% charge on such transfers which are not an integral part of an issue of share capital but, as yet, the U.K. domestic law and HMRC’s published practice remain unchanged and, accordingly, we anticipate that amounts on account of SDRT will continue to be collected by the depositary receipt issuer or clearance service. Any stamp duty or SDRT payable on a transfer of ordinary shares to a depositary receipt system or clearance service will in practice generally be paid by the participants in the clearance service or depositary receipt system.

Transfers of ADSs

No U.K. stamp duty will in practice be payable on a written instrument transferring an ADS provided that the instrument of transfer is executed and remains at all times outside the United Kingdom. Where these conditions are not met, the transfer of, or agreement to transfer, an ADS could, depending on the circumstances, attract a charge to U.K. stamp duty at the rate of 0.5% of the value of the consideration.

No SDRT will be payable in respect of agreement to transfer an ADS.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and file reports under those requirements with the SEC. Those reports may be inspected without charge at the locations described below. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

We maintain a corporate website at www.nightstartx.com. Information contained in, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this Annual Report. We have included our website address in this Annual Report solely as an inactive textual reference.

You may also review a copy of this Annual Report, including exhibits and any schedule filed herewith, and obtain copies of such materials at prescribed rates, at the SEC’s Public Reference Room in Room 1580, 100 F Street, NE, Washington, D.C. 20549-0102. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as us, that file electronically with the SEC.

With respect to references made in this Annual Report to any contract or other document of our company, such references are not necessarily complete and you should refer to the exhibits attached or incorporated by reference to this Annual Report for copies of the actual contract or document.

I.	Subsidiary Information.

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to market risks in the ordinary course of our business, which are principally limited to interest rate fluctuations and foreign currency exchange rate fluctuations. We maintain significant amounts of cash and cash equivalents that are in excess of federally insured limits in various currencies, placed with one or more financial institutions for varying periods according to expected liquidity requirements.

Interest Rate Risk

As of December 31, 2017, we had cash and cash equivalents of $129.4 million. Our exposure to interest rate sensitivity is impacted by changes in the underlying U.S. and U.K. bank interest rates. Our surplus cash and cash equivalents have been invested in interest-bearing savings and money market accounts from time to time. We have not entered into investments for trading or speculative purposes. Due to the conservative nature of our investment portfolio, which is predicated on capital preservation of investments with short-term maturities, we do not believe an immediate one percentage point change in interest rates would have a material effect on the fair market value of our portfolio, and therefore we do not expect our operating results or cash flows to be significantly affected by changes in market interest rates.

Foreign Currency Exchange Risk

We maintain our consolidated financial statements in the functional currency pounds sterling. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income (loss) for the respective periods.

For financial reporting purposes, our consolidated financial statements are prepared using the functional currency and translated into the U.S. dollar. Assets and liabilities are translated at the exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and shareholders’ equity is translated based on historical exchange rates. Translation adjustments are not included in determining net income (loss) but are included in foreign exchange adjustment to accumulated other comprehensive income (loss), a component of shareholders’ equity.

We do not currently engage in currency hedging activities in order to reduce our currency exposure, but we may begin to do so in the future. Instruments that may be used to hedge future risks may include foreign currency forward and swap contracts. These instruments may be used to selectively manage risks, but there can be no assurance that we will be fully protected against material foreign currency fluctuations.

Item 12. Description of Securities Other than Equity Securities.

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Citibank, N.A., as depositary bank, registers and delivers our American Depositary Shares, also referred to as ADSs. Each ADS represents one ordinary share (or a right to receive one ordinary share) deposited with Citibank, N.A., London Branch, or any successor, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary in respect of the depositary facility. The depositary’s corporate office at which the ADSs are administered is located at 388 Greenwich Street, New York, New York 10013.  A deposit agreement among us, the depositary and the ADS holders sets out ADS holder rights as well as the rights and obligations of the depositary. A form of the deposit agreement is incorporated by reference as an exhibit to this Annual Report.

Fees and Charges

The following table shows the fees and charges that a holder of our ADSs may have to pay, either directly or indirectly. The majority of these costs are set by the depositary bank and are subject to change:

Service	Fee

Issuance of ADSs (e.g., an issuance of ADS upon a deposit of ordinary shares or upon a change in the ADS(s)-to-ordinary shares ratio), excluding ADS issuances as a result of distributions of ordinary shares

Up to $0.05 per ADS issued

Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property or upon a change in the ADS(s)-to-ordinary shares ratio, or for any other reason)	Up to $0.05 per ADS cancelled

Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to $0.05 per ADS held

Distribution of ADSs pursuant to (i) share dividends or other free share distributions, or (ii) exercise of rights to purchase additional ADSs	Up to $0.05 per ADS held

Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to $0.05 per ADS held

ADS Services	Up to $0.05 per ADS held on the applicable record date(s) established by the depositary

ADS holders may also be responsible to pay certain charges such as:

▪	taxes (including applicable interest and penalties) and other governmental charges;
▪

the registration fees as may from time to time be in effect for the registration of ordinary shares on the share register and applicable to transfers of ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

▪

certain cable, telex and facsimile transmission and delivery expenses (such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the deposit agreement to be at the expense of the person depositing ordinary shares or withdrawing deposited securities or of the holders and beneficial owners of ADSs);

▪	the expenses and charges incurred by the depositary in the conversion of foreign currency;
▪

the fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and American Depository Receipts; and

▪	the fees and expenses incurred by the depositary, the custodian or any nominee in connection with the servicing or delivery of deposited property.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15. Controls and Procedures.

A.	Disclosure Controls and Procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2017. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2017, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

B.	Management’s Annual Report on Internal Control over Financial Reporting.

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by the SEC’s rules for newly public companies.

C.	Attestation Report of the Registered Public Accounting Firm.

This Annual Report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

D.	Changes in Internal Control Over Financial Reporting.

Other than disclosed below, there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Remediation of Previously Reported Material Weakness

Our management and independent registered public accounting firm previously identified a deficiency that was concluded to represent a material weakness in our internal control over financial reporting attributable to our lack of sufficient financial reporting and accounting personnel. SEC guidance regarding management’s report on internal control over financial reporting defines a material weakness as a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis. This finding relates to our internal control infrastructure as of December 31, 2016 and 2015 where we did not design or implement sufficient processes, controls and other review procedures to evaluate the recognition and accrual of expenses for periods ended December 31, 2016 and 2015. As a result, there were adjustments required in connection with closing our books and records and preparing our 2016 and 2015 financial statements.

In response to the material weakness, we hired a full-time Chief Financial Officer in April 2017. We have enhanced our process and controls around identifying and evaluating the status or project milestones and confirm key balances with suppliers on a periodic basis.  We have hired and intend to hire additional finance and accounting personnel with appropriate expertise to perform specific functions, and design and implement improved processes and internal controls, build our financial management and reporting infrastructure and further develop and document our accounting policies and financial reporting procedures, including ongoing senior management review and audit committee oversight.  We believe we have remediated the previously identified material weakness as of December 31, 2017.

Item 15T. Controls and Procedures.

Not applicable.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our Audit Committee is comprised of three of our non-executive directors, Mr. Lubner, Dr. Whitcup and Dr. Hollowood. Each of Mr. Lubner and Dr. Whitcup is an “independent director” as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market. Mr. Lubner serves as chair of this committee. Our Board has determined that Mr. Lubner is an “audit committee financial expert” as defined in Item 16A of Form 20-F.

Item 16B. Code of Ethics

Our Code of Business Conduct and Ethics is applicable to all of our employees, officers and directors and is available on our website at http://www.nightstartx.com.

Item 16C. Principal Accountant Fees and Services

Ernst &Young LLP has served as our independent registered public accountant since June 2017 and has audited our consolidated financial statements for the years ended December 31, 2017, 2016 and 2015,  which appear elsewhere in this Annual Report.

The following table shows the aggregate fees for services rendered by Ernst & Young LLP to us and our subsidiaries, in the fiscal year ended December 31, 2017.

	Year Ended December 31,
Fee Category	2017	2016
	(in thousands)
Audit fees	$1,068	$—
Audit-related fees	—	—
Tax fees	62	—
All other fees	—	—
Total	$1,130	$—

Audit Fees.  Audit fees consisted of fees for the audit of our annual financial statements included in our annual filings with the SEC and other professional services provided in connection with the statutory and regulatory filings or engagements. Audit fees also include fees for assurance reporting on our current and historical financial information included in our SEC registration statements in connection with our initial public offering on the Nasdaq Global Select Market and also fees for the interim review period also included in our SEC registration statements in connection with our initial public offering on the Nasdaq Global Select Market.

Tax fees. Tax fees consisted of fees relating to tax compliance services and advice relating to the company’s assessment of its passive foreign investment status.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee reviews and pre-approves the scope and the cost of audit services related to us and permissible non-audit services performed by the independent auditors, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. All of the services related to our company provided by Ernst & Young LLP during the last fiscal year have been approved by the audit committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees

We rely on an exemption in connection with our IPO, pursuant to Rule 10A-3(b)(1)(iv)(A) of the Securities Exchange Act in connection with Dr. Chris Hollowood’s membership of the audit committee.

The Nasdaq listing rules mandated by Rule 10A-3(b) of the Exchange Act require, among other things, that each member of the audit committee be independent. A company listing in connection with its IPO may phase in its compliance with the independent committee requirement pursuant to Rule 10A-3(b)(1)(iv)(A) of the Exchange Act. Accordingly, a company listing in connection with its IPO is permitted to phase in its compliance with the independent committee requirements as follows: (1) one independent member at the time of listing; (2) a majority of independent members within 90 days of listing; and (3) all independent members within one year of listing.

Immediately after our IPO, our audit committee consisted of Mr. David Lubner, Dr. Scott Whitcup and Dr. Chris Hollowood. Our audit committee currently consists of these same individuals. Mr. Lubner and Dr. Whitcup meet the independence standards of Nasdaq Listing Rule 5605(a)(2) and satisfy the criteria for independence set forth in Section 10A(m)(3) of the Exchange Act. Within one year from the date of effectiveness of our Registration Statement on Form F-1, as required by Rule 10A-3(b)(1)(iv)(A), we intend for all members of our audit committee to qualify as independent members of the audit committee.

We do not believe that our reliance on the temporary exemption permitted by Rule 10A-3(b)(1)(iv)(A) materially adversely affects the ability of our audit committee to act independently or to satisfy the requirements of Rule 10A-3 under the Exchange Act.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

On June 13, 2017, our board of directors completed an audit retender process and dismissed Grant Thornton UK LLP, or Grant Thornton, as our independent auditors. Upon resigning as auditors, Grant Thornton advised us that there were no circumstances connected with Grant Thornton ceasing to hold office which Grant Thornton considered should be brought to the attention of the members or creditors of the company. Grant Thornton issued an audit report in accordance with United Kingdom Generally Accepted Accounting Practice and the requirements of the Companies Act 2006 on our consolidated financial statements for our fiscal years ended September 30, 2015 and 2016. For our fiscal years ended September 30, 2015 and 2016, no report by Grant Thornton on our financial statements contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles.  Grant Thornton did not audit our consolidated financial statements for any period subsequent to the fiscal year ended September 30, 2016.

In June 2017, our board of directors appointed Ernst & Young LLP as our independent registered public accounting firm to audit our consolidated financial statements for the fiscal years ended December 31, 2017, 2016 and 2015.

Item 16G. Corporate Governance

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with Nasdaq listing requirements, we may rely on home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. While we voluntarily follow most Nasdaq corporate governance rules, we may choose to take advantage of the following limited exemptions:

▪	Exemption from filing quarterly reports on Form 10-Q containing unaudited financial and other specified information or current reports on Form 8-K upon the occurrence of specified significant events.
▪

Exemption from Section 16 rules requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades in a short period of time, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

▪

Exemption from the requirement that our board have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

▪	Exemption from the requirement to have independent director oversight of director nominations.

We intend to follow U.K. corporate governance practices in lieu of Nasdaq corporate governance requirements as follows:

▪

We do not intend to follow Nasdaq Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under English law. In accordance with generally accepted business practice, our Articles of Association will provide alternative quorum requirements that are generally applicable to meetings of shareholders.

▪

We do not intend to follow Nasdaq Rule 5605(b)(2), which requires that independent directors regularly meet in executive sessions where only independent directors are present. Our independent directors may choose to meet in executive sessions at their discretion.

Although we may rely on certain home country corporate governance practices, we must comply with Nasdaq’s Notification of Noncompliance requirement (Nasdaq Rule 5625) and the Voting Rights requirement (Nasdaq Rule 5640). Further, we must have an audit committee that satisfies Nasdaq Rule 5605(c)(3), which addresses audit committee responsibilities and authority and requires that the audit committee consist of members who meet the independence requirements of Nasdaq Rule 5605(c)(2)(A)(ii).

We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and Nasdaq listing rules. Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. For an overview of our corporate governance principles, see the section titled Item 10B. “Memorandum and Articles of Association.”

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements.

See pages F-1 through F-27 of this Annual Report on Form 20-F.

Item 18. Financial Statements.

The financial statements are filed as part of this Annual Report beginning on page F-1.

Item 19. Exhibits.

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1*	Articles of Association of Nightstar Therapeutics plc

2.1*	Deposit Agreement

2.2*	Form of American Depositary Receipt (included in Exhibit 2.1)

4.1#	License of Technology by and between NightstaRx Limited and Oxford University Innovation Limited (formerly Isis Innovation Limited), dated as of November 13, 2013, as amended, effective as of October 15, 2014	Form F-1	333-220289	10.3	08/31/17

4.2#	License of Technology by and between NightstaRx Limited and Oxford University Innovation Limited (formerly Isis Innovation Limited), dated November 5, 2015	Form F-1/A	333-220289	10.4	09/15/17

4.3#	Non-Exclusive Patent License Agreement by and between NightstaRx Limited and Oxford BioMedica (UK) Limited, dated as of December 5, 2013	Form F-1	333-220289	10.5	08/31/17

4.4*##	License of Technology by and between NightstaRx Limited and Oxford University Innovation Limited (formerly ISIS Innovation Limited), dated October 12, 2017

4.5†	Nightstar Therapeutics plc 2017 Equity Incentive Plan	Form F-1/A	333-220289	10.1	09/15/17

4.6†	Non-Employee Sub Plan to the Nightstar Therapeutics plc 2017 Equity Incentive Plan	Form F-1/A	333-220289	10.2	09/15/17

4.7†	Amended and Restated Employment Agreement by and among Nightstar, Inc., Nightstar Therapeutics Limited and David Fellows, dated as of September 12, 2017	Form F-1/A	333-220289	10.6	09/15/17

4.8†	Form of Deed of Indemnity between the registrant and each of its officers and directors	Form F-1/A	333-220289	10.7	09/15/17

8.1*	List of subsidiaries of the registrant

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Independent Registered Public Accounting Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**	Furnished herewith.
†	Indicates a management contract or any compensatory plan, contract or arrangement.
#	Confidential treatment has been granted from the Securities and Exchange Commission as to certain portions of this document.
##	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and have been filed separately with the U.S. Securities and Exchange Commission.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NIGHTSTAR THERAPEUTICS PLC

Date: April 3, 2018	By:	/s/ David Fellows
David Fellows
Chief Executive Officer (principal executive officer)

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Nightstar Therapeutics plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Nightstar Therapeutics plc (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company‘s management. Our responsibility is to express an opinion on the Company‘s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2017.

Cambridge, United Kingdom

April 3, 2018

NIGHTSTAR THERAPEUTICS PLC

Consolidated Balance Sheets

(In thousands, except share and per share amounts)

	December 31,
	2017	2016
Assets
Current assets:
Cash and cash equivalents	$129,404	$10,122
Prepaid expenses and other assets	5,438	4,110
Total current assets	134,842	14,232
Property and equipment, net	355	363
Total assets	$135,197	$14,595
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$3,196	$1,229
Accrued expenses and other liabilities	6,189	4,322
Total current liabilities	9,385	5,551
Total liabilities	9,385	5,551
Commitments and contingencies (see Note 11)
Shareholders’ equity:
Ordinary shares, £0.01 nominal value; 100,000,000 and 70,000,000 shares authorized as of December 31, 2017 and 2016, respectively; 28,904,714 and 12,545,314 shares issued and outstanding at December 31, 2017 and 2016, respectively	1	—
Additional paid-in capital	185,943	43,478
Accumulated other comprehensive income (loss)	1,890	(2,098)
Accumulated deficit	(62,022)	(32,336)
Total shareholders’ equity	125,812	9,044
Total liabilities and shareholders’ equity	$135,197	$14,595

The accompanying notes are an integral part of these consolidated financial statements.

NIGHTSTAR THERAPEUTICS PLC

Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except share and per share amounts)

	Year Ended December 31,
	2017	2016	2015
Operating expenses:
Research and development	$20,502	$10,165	$7,175
General and administrative	7,001	2,055	2,149
Total operating expenses	27,503	12,220	9,324
Other income (expense):
Interest and other income	709	22	9
Other expense, net	(2,855)	—	—
Change in fair value of tranche obligations	—	—	(4,333)
Total other income (expense), net	(2,146)	22	(4,324)
Loss before provision for income taxes	(29,649)	(12,198)	(13,648)
Provision for income taxes	37	—	—
Net loss	(29,686)	(12,198)	(13,648)

Other comprehensive income (loss):
Foreign exchange translation adjustment	3,988	(1,385)	(541)
Total comprehensive loss	$(25,698)	$(13,583)	$(14,189)
Basic and diluted net loss per ordinary share	$(1.63)	$(1.36)	$(2.46)
Weighted average basic and diluted ordinary shares	18,186,752	8,954,388	5,539,374

The accompanying notes are an integral part of these consolidated financial statements.

NIGHTSTAR THERAPEUTICS PLC

Consolidated Statements of Shareholders’ Equity

(In thousands, except share amounts)

	Ordinary Shares		Additional Paid-In	Accumulated Other Comprehensive	Accumulated
	Shares	Amount	Capital	Loss	Deficit	Total
Balance at January 1, 2015	2,085,962	$—	$9,666	$(172)	$(6,490)	$3,004
Issuance of ordinary shares	6,225,139	—	13,959	—	—	13,959
Issuance of restricted share awards	382,524	—	—	—	—	—
Share-based compensation expense	—	—	112	—	—	112
Foreign currency translation adjustment	—	—	—	(541)	—	(541)
Reclassification of tranche obligation liability to additional paid-in capital (see Note 7)	—	—	8,216	—	—	8,216
Net loss	—	—	—	—	(13,648)	(13,648)
Balance at December 31, 2015	8,693,625	—	31,953	(713)	(20,138)	11,102
Issuance of ordinary shares	3,335,911	—	11,317	—	—	11,317
Issuance of restricted share awards	515,778	—	—	—	—	—
Share-based compensation expense	—	—	208	—	—	208
Foreign currency translation adjustment	—	—	—	(1,385)	—	(1,385)
Net loss	—	—	—	—	(12,198)	(12,198)
Balance at December 31, 2016	12,545,314	—	43,478	(2,098)	(32,336)	9,044
Issuance of ordinary shares	15,898,420	1	141,092	—	—	141,093
Issuance of restricted share awards	460,980	—	—	—	—	—
Share-based compensation expense	—	—	1,373	—	—	1,373
Foreign currency translation adjustment	—	—	—	3,988	—	3,988
Net loss	—	—	—	—	(29,686)	(29,686)
Balance at December 31, 2017	28,904,714	$1	$185,943	$1,890	$(62,022)	$125,812

The accompanying notes are an integral part of these consolidated financial statements.

NIGHTSTAR THERAPEUTICS PLC

Consolidated Statements of Cash Flows

(In thousands, except share amounts)

	Year Ended December 31,
	2017	2016	2015
Cash flows from operating activities:
Net loss	$(29,686)	$(12,198)	$(13,648)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	206	138	40
Non-cash share-based compensation	1,373	208	112
Change in fair value of tranche obligation liability	—	—	4,333
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(908)	(1,643)	(2,522)
Accounts payable	1,773	419	384
Accrued expenses and other liabilities	1,446	2,959	1,596
Net cash used in operating activities	(25,796)	(10,117)	(9,705)
Cash flows from investing activities:
Purchases of property and equipment	(166)	(306)	(289)
Net cash used in investing activities	(166)	(306)	(289)
Cash flows from financing activities:
Proceeds of issuance of ordinary shares, net of issuance costs	141,093	11,317	13,959
Net cash provided by financing activities	141,093	11,317	13,959
Effect of exchange rate changes on cash and cash equivalents	4,151	(1,448)	(451)
Net increase (decrease) in cash and cash equivalents	119,282	(554)	3,514
Cash and cash equivalents, beginning of period	10,122	10,676	7,162
Cash and cash equivalents, end of period	$129,404	$10,122	$10,676
Supplemental non-cash activities:
Reclassification of tranche obligation liability to additional paid-in capital	$—	$—	$8,216

The accompanying notes are an integral part of these consolidated financial statements.

NIGHTSTAR THERAPEUTICS PLC

Notes to Consolidated Financial Statements

1. Nature of the Business

Nightstar Therapeutics plc (the “Company”) is a clinical-stage gene therapy company focused on developing and commercializing novel one-time treatments for patients suffering from rare inherited retinal diseases that would otherwise progress to blindness. The Company is developing a pipeline of proprietary product candidates that are designed to substantially modify or halt the progression of inherited retinal diseases for which there are no currently approved treatments. The Company’s lead product candidate, NSR-REP1, for the treatment of choroideremia (“CHM”), is in Phase 3 clinical development. The Company is also conducting a Phase 1/2 clinical trial with its second product candidate, NSR-RPGR, for the treatment of X-linked retinitis pigmentosa. The Company also has product candidates in preclinical development for a number of inherited retinal diseases for which there are no approved treatments such as Stargardt disease and Best vitelliform macular dystrophy.

The Company is a public limited company incorporated in England and Wales. On September 11, 2017, the Company completed the first step of a corporate reorganization, pursuant to which the shareholders of NightstaRx Limited, a private company originally incorporated under the laws of England and Wales in May 2013 as NewIncCo 1242 Limited which subsequently changed its name to NightstaRx Limited in January 2014, exchanged each of the different classes of ordinary shares held by them for the same number and class of newly issued ordinary shares of Nightstar Therapeutics Limited. As a result, NightstaRx Limited became a wholly owned subsidiary of Nightstar Therapeutics Limited, a holding company incorporated on July 6, 2017 with nominal assets and liabilities, which has not conducted any operations prior to the aforementioned share exchange and other actions incidental to the exchange and its incorporation. On September 15, 2017, as the second step of the corporate reorganization, Nightstar Therapeutics Limited re-registered as a public limited company and its name was changed from Nightstar Therapeutics Limited to Nightstar Therapeutics plc.

On October 2, 2017, the different classes of ordinary shares were converted into a single class of ordinary shares and the Company completed its initial public offering (IPO) of American Depositary Shares (“ADS”). In the IPO, the Company sold an aggregate of 6,164,000 ADSs representing the same number of ordinary shares at a public offering price of $14.00 per ADS. Net proceeds were approximately $77.4 million, after deducting underwriting discounts and commissions and offering expenses paid by the Company. The Company’s corporate reorganization is described further below.

Nightstar Therapeutics plc is a continuation of NightstaRx Limited and its subsidiaries, and the corporate reorganization has been accounted for as a combination of entities under common control. The corporate reorganization has been given retrospective effect in these financial statements and such financial statements represent the financial statements of Nightstar Therapeutics plc. In connection with the corporate reorganization, outstanding restricted share awards of NightstaRx Limited were exchanged for share awards of Nightstar Therapeutics plc with identical restrictions.

The accompanying consolidated financial statements include those of Nightstar Therapeutics plc, NightstaRx Limited and its U.S. subsidiary, Nightstar, Inc., which was formed in 2016. For purposes of the disclosures below, unless otherwise indicated or the context otherwise requires, references to the “Company” relate to the consolidated financial statements of NightstaRx Limited and its wholly owned U.S. subsidiary, Nightstar, Inc., prior to the corporate reorganization and the newly formed Nightstar Therapeutics plc and its subsidiaries after the completion of the corporate reorganization.

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. Product candidates currently under development will require significant additional research and development efforts, including preclinical and clinical testing and regulatory approval, prior to commercialization. These efforts require significant amounts of capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will realize revenue from its product sales.

The Company has funded its operations primarily with proceeds from the sale of its ADS and ordinary shares. The Company has incurred recurring losses since its inception, including net losses of $29.7 million, $12.2 million and $13.6 million for the years ended December 31, 2017, 2016 and 2015, respectively. In addition, as of December 31, 2017 and 2016, the Company had an accumulated deficit of $62.0 million and $32.3 million, respectively. The Company expects to continue to generate operating losses for the foreseeable future. The future viability of the Company beyond that point is dependent on its ability to raise additional capital to finance its operations. The Company’s inability to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies. There can be no assurances, however, that the current operating plan will be achieved or that additional funding will be available on terms acceptable to the Company, or at all. The Company believes the cash on hand at December 31, 2017 of $129.4 million will be sufficient to fund the Company’s operations for at least 12 months from the issuance date of these financial statements.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include those of the Company, NightstaRx Limited, and its U.S. subsidiary, Nightstar, Inc., and have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany accounts and transactions have been eliminated upon consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting periods. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the accrual for research and development expenses, the fair value of ordinary shares, the valuation of tranche obligations, share-based compensation and income taxes. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ materially from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments that have maturities of three months or less when acquired to be cash equivalents. Cash equivalents as of December 31, 2017 and 2016 consisted primarily of money market funds.

Fair Value Measurements

Certain assets of the Company are carried at fair value under U.S. GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

▪	Level 1—Quoted prices in active markets for identical assets or liabilities.
▪

Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

▪

Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques

The Company’s tranche obligation liability (see Note 7) was carried at fair value, determined according to the fair value hierarchy described above (see Note 3). Management believes that the carrying amounts of the Company’s consolidated financial instruments, including cash equivalents, prepaid expenses, accounts payable and accrued expenses approximate fair value due to the short-term nature of those instruments.

Concentration of Credit Risk

Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents. The Company places cash and cash equivalents in established financial institutions. The Company has no significant off-balance-sheet risk or concentration of credit risk, such as foreign exchange contracts, options contracts, or other foreign hedging arrangements.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets. As of December 31, 2017 and 2016, the Company’s property and equipment consisted of lab equipment, computer equipment and office equipment, which has an estimated useful life of three years. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the consolidated statement of operations and other comprehensive loss. Expenditures for repairs and maintenance are charged to expense as incurred.

The Company evaluates assets for potential impairment when events or changes in circumstances indicate the carrying value of the assets may not be recoverable. Recoverability is measured by comparing the book values of the assets to the expected future net undiscounted cash flows that the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the book values of the assets exceed their fair value. The Company has not recognized any impairment losses from inception through December 31, 2017.

Segment Information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker in deciding how to allocate resources and assess performance. The Company and the Company’s chief operating decision maker, the Company’s Chief Executive Officer, views the Company’s operations and manages its business as a single operating segment, which is the business of developing and commercializing gene therapies; however, the Company operates in two geographic regions: United Kingdom and United States.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development expenses consist of costs incurred in performing research and development activities, including salaries, share-based compensation and benefits, depreciation expense, travel, third-party license fees, and external costs of outside vendors engaged to conduct clinical development activities, clinical trials, cost to manufacture clinical trial materials and tax credits associated with research and development activities.

Research Contract Costs and Accruals

The Company has entered into various research and development-related contracts with research institutions and other companies. These agreements are generally cancelable, and related payments are recorded as research and development expenses as incurred. The Company records accruals for estimated ongoing research costs. When evaluating the adequacy of the accrued liabilities, the Company analyzes progress of the studies or clinical trials, including the phase or completion of events, invoices received and contracted costs. Estimates are made in determining the accrued balances at the end of any reporting period. Actual results could differ from the Company’s estimates. The Company’s historical accrual estimates have not been materially different from the actual costs.

Patent Costs

The Company expenses patent application and related legal costs as incurred and classified such costs as general and administrative expenses in the accompanying consolidated statements of operations and comprehensive loss.

Share-Based Compensation

The Company grants equity awards under its share-based compensation programs, which may include share options, restricted share awards (“RSAs”), restricted share units (“RSUs”), and other share-based awards. To date, the share-based awards granted to employees and directors have been in the form of RSAs, RSUs and share options.

The Company recognizes compensation expense for equity awards based on the grant date fair value of the award. For equity awards that vest based on a service condition, the share-based compensation expense is recognized on a straight-line basis over the requisite service period. The Company uses the fair value of its ordinary shares to determine the fair value of RSAs and RSUs. The fair value of options is determined using the Black-Scholes option pricing model. The Company accounts for forfeitures as they occur.

Prior to the IPO, the only share-based compensation issued were in the form of RSAs. The grant date fair value of RSAs were calculated based on the grant date fair value of the underlying ordinary shares. The Company calculated the fair value of the ordinary shares in accordance with the guidelines in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). The Company’s valuations of ordinary shares were prepared using a market approach, based on precedent transactions in the shares, to estimate the Company’s total equity value using either an option-pricing backsolve method (“OPM”) or a probability-weighted expected return method (“PWERM”), which used a combination of market approaches and an income approach to estimate the Company’s enterprise value, or a hybrid method, which employs the concepts of the OPM and the PWERM merged into a single framework.

The OPM backsolve method derives an equity value such that the value indicated for ordinary shares is consistent with the investment price, and it provides an allocation of this equity value to each of the Company’s securities. The OPM treats the various classes of ordinary shares as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, each class of ordinary shares has value only if the funds available for distribution to shareholders exceeded the value of the share liquidation preferences of the class or classes of ordinary shares with senior preferences at the time of the liquidity event. Key inputs into the OPM backsolve calculation included the valuation of forward contracts, expected time to liquidity and volatility. A reasonable discount for lack of marketability was applied to the total equity value to arrive at an estimate of the total fair value of equity on a non-marketable basis.

The PWERM is a scenario-based methodology that estimates the fair value of ordinary shares based upon an analysis of future values for the Company, assuming various outcomes. The ordinary share values are based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of ordinary shares. The future value of the ordinary shares under each outcome was discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the ordinary shares. The hybrid method is a PWERM where the equity value in one of the scenarios is calculated using an OPM.

Tranche Obligations

The fair values of the tranche obligations are based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The tranche obligations are valued as a forward contract, and the values are determined using a probability-weighted present value calculation. In determining the fair values of the tranche obligations, the inputs impacting fair value included the fair value of the Company’s ordinary shares, risk-free interest rates and the probability and estimated timing of the tranche closings. The Company determines the per share fair value of the underlying ordinary shares using the OPM, which considers the ordinary share price paid by investors, the time to liquidity and volatility. In the OPM, the timing of the liquidity event determines the assumed life in the Black-Scholes calculation. The Company estimates a time to liquidity taking into account the future tranche funding. If the future tranche is not expected to be funded, a liquidity event will be assumed to have occurred. If the tranche is expected to be funded, a longer-term liquidity event is assumed to have occurred. Volatility is estimated based on the daily trading histories of comparable public companies. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve.

Foreign Currency Translation

The Company maintains its financial statements in the functional currency pounds sterling.  The financial statements of the Company’s subsidiary, Nightstar, Inc., are translated from local currency into pounds sterling.  Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income (loss) for the respective periods. The Company recorded foreign exchange losses of $2.9 million, $36,000 and $58,000 for the years ended December 31, 2017, 2016 and 2015, respectively.  Foreign exchange gains and losses are included in other expense, net in the consolidated statement of operations and comprehensive loss.

For financial reporting purposes, the financial statements of the Company, which are prepared using the functional currency of pounds sterling, have been translated into the U.S. dollar. Assets and liabilities are translated at the exchange rates at the balance sheet dates, revenue and expenses are translated at the average exchange rates and shareholders’ equity is translated based on historical exchange rates.

Translation adjustments are not included in determining net income (loss) but are included in foreign exchange adjustment to other comprehensive income (loss), a component of shareholders’ equity.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in its tax returns. Deferred tax assets and liabilities are determined on the basis of the differences between the consolidated financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that deferred tax assets will be recovered in the future to the extent management believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

The Company accounts for uncertainty in income taxes by recognizing in the consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed as the amount of benefit to recognize in the consolidated financial statements. The amount of benefits that may be used is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate, as well as the related net interest and penalties.

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statement of operations. As of December 31, 2017 and 2016, no accrued interest or penalties are included on the related tax liability line in the consolidated balance sheet.

Research and development tax credits received from HM Revenue & Customs are recognized as offsets to research and development expenses.

Comprehensive Loss

The Company follows the provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 220, Comprehensive Income, which establishes standards for the reporting and display of comprehensive income and its components. Comprehensive loss is defined to include all changes in equity during a period except those resulting from investments by owners and distributions to owners. The Company recorded a gain on foreign currency translations of $4.0 million in December 31, 2017 and recorded losses related to foreign currency translation as of $1.4 million and $0.5 million for the years ended December 31, 2016 and 2015, respectively.

Net Loss per Share

Basic and diluted net loss per ordinary share is determined by dividing net loss by the weighted average number of ordinary shares outstanding during the period. For all periods presented, the outstanding shares of unvested RSAs have been excluded from the calculation because its effect would be anti-dilutive. Therefore, the weighted average shares outstanding used to calculate both basic and diluted loss per share are the same.

The following potentially dilutive securities have been excluded from the calculation of diluted net loss per share due to their anti-dilutive effect at December 31, 2017, 2016 and 2015:

	December 31,
	2017	2016	2015
Unvested restricted share awards	1,191,344	894,770	509,533

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“JOBS Act”) and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. The Company may take advantage of these exemptions until the Company is no longer an emerging growth company. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards. The Company has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. The Company may take advantage of these exemptions up until the last day of the fiscal year following the fifth anniversary of its initial public offering or such earlier time that it is no longer an emerging growth company. The Company would cease to be an emerging growth company if it has more than $1.07 billion in annual revenue, has more than $700 million in market value of its stock held by non-affiliates (and it has been a public company for at least 12 months, and has filed one annual report on Form 20-F), or it issues more than $1 billion of non-convertible debt securities over a three-year period.

Ordinary Share Conversion

On the date of the IPO, the Company converted its outstanding ordinary shares as discussed in Note 7.   All share and per share information has been retroactively adjusted to reflect the share conversion other than items listed under Previous Amendments in Note 7.

JOBS Act

On April 5, 2012, the Jumpstart Our Business Startups Act, or the JOBS Act, was enacted. The JOBS Act provides that, among other things, an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. As an emerging growth company, the Company has irrevocably elected not to take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards and, as a result, the Company will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies.

In addition, the Company intends to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, the Company is entitled to rely on certain exemptions as an “emerging growth company.” As an emerging growth company, the Company is not required to, among other things, (i) provide an auditor’s attestation report on the Company’s system of internal controls over financial reporting pursuant to Section 404(b), (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of the IPO or until the Company no longer meets the requirements of being an emerging growth company, whichever is earlier.

Recent Accounting Pronouncements

Recently issued accounting pronouncements not yet adopted

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which modifies how all entities recognize revenue, and consolidates into one ASC (ASC Topic 606, Revenue from Contracts with Customers) the current guidance found in ASC Topic 605, and various other revenue accounting standards for specialized transactions and industries. ASU 2014-09 outlines a comprehensive five-step revenue recognition model based on the principle that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 may be applied using either a full retrospective approach, under which all years included in the financial statements will be presented under the revised guidance, or a modified retrospective approach, under which financial statements will be prepared under the revised guidance for the year of adoption, but not for prior years. Under the latter method, entities will recognize a cumulative catch-up adjustment to the opening balance of retained earnings at the effective date for contracts that still require performance by the entity at the date of adoption.

In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of Effective Date (ASU 2015-14), which defers the effective date of ASU 2014-09 by one year. ASU 2014-09 is now effective for public entities for annual reporting periods beginning after December 15, 2017, including interim periods within those annual reporting periods. For non-public entities, the guidance is effective for annual periods beginning after December 15, 2018. To date, the Company has not had any arrangements that are within the scope of ASU 2014-09, or its predecessor, ASC Topic 605. The Company will adopt ASU 2014-09 in the period during which they have an arrangement that is in the scope of ASU 2014-09.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (ASU 2016-02), which requires a lessee to recognize most leases on the balance sheet but recognize expenses on the income statement in a manner similar to current practice. The update states that a lessee will recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying assets for the lease term. Leases will continue to be classified as either financing or operating, with classification affecting the recognition, measurement, and presentation of expenses and cash flows arising from a lease. For public entities, the new standard is effective for interim and annual periods beginning on or after January 1, 2019, with early adoption permitted. The Company is currently evaluating the impact that the adoption of ASU 2016-02 will have on its consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfer of Assets Other than Inventory (“ASU 2016-16”), which requires the recognition of the income tax consequences of an intra-entity transfer of an asset, other than inventory, when the transfer occurs. The standard is effective for annual periods beginning after December 15, 2017, including interim periods within those fiscal years. The Company is currently evaluating the impact that the adoption of ASU 2016-16 will have on its consolidated financial statements.

In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-18), which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted.  The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Clarifying the Definition of a Business (ASU 2017-01). ASU 2017-01 clarified the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions of assets or businesses. The guidance is effective for interim and annual periods beginning after December 31, 2017, and early adoption is permitted. The adoption is not expected to have a material effect on the Company’s consolidated financial statements.

In January 2017, the FASB issued Accounting Standards Update No. 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (ASU 2017-04), which eliminates step two from the goodwill impairment test. Under ASU 2017-04, an entity should recognize an impairment charge for the amount by which the carrying amount of a reporting unit exceeds its fair value up to the amount of goodwill allocated to that reporting unit. The guidance is effective for annual periods beginning after December 15, 2019 and is applicable to the Company in fiscal 2020. Early adoption is permitted.

Recently adopted accounting pronouncements

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (“Topic 718”): Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). The new standard involves several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. The new standard was effective for the Company on January 1, 2017 with early adoption permitted. The Company elected to early adopt ASU 2016-09 on January 1, 2015 and has reflected the adoption in its consolidated financial statements. The adoption of ASU 2016-09 did not have a material impact on the Company’s consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”), which requires deferred tax liabilities and assets to be classified as noncurrent in the consolidated balance sheet. ASU 2015-17 is required to be adopted for annual periods beginning after December 15, 2016, including interim periods within those fiscal years. The amendment may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company elected to early adopt this guidance on January 1, 2015 and classified all previously recognized deferred tax assets and liabilities as noncurrent. The adoption of ASU 2015-17 did not have a material impact on the Company’s consolidated financial statements as the Company recorded a full valuation allowance on deferred tax assets at January 1, 2015.

3. Fair Value of Financial Assets and Liabilities

The Company’s previously outstanding tranche obligation liability (see Note 7) is measured at fair value on a recurring basis and is classified as Level 3 in the fair value hierarchy.

The following table provides a summary of the changes in fair value of the tranche obligation liability measured at fair value on a recurring basis using significant unobservable inputs during the year ended December 31, 2015 (in thousands):

Tranche Obligations
Fair value at December 31, 2014	$3,883
Change in fair value of tranche obligations	4,333
Reclassification of tranche obligation liability to additional paid-in capital (see Note 7)	(8,216)
Balance at December 31, 2015	$—

The fair values of the tranche obligations (see Note 7) were based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The tranche obligations were valued as a forward contract, and the values were determined using a probability-weighted present value calculation. In determining the fair values of the tranche obligations, the inputs impacting fair value included the fair value of the Company’s Class A ordinary shares, risk-free interest rates and the probability and estimated timing of the tranche closings. The Company determined the per share fair value of the underlying ordinary shares using an option-pricing model (“OPM”), which considers the Class A ordinary share price paid by investors, the time to liquidity and volatility. In the OPM, the timing of the liquidity event determines the assumed life in the Black-Scholes calculation. The Company estimated a time to liquidity taking into account the future tranche funding. If the future tranche was not funded, a liquidity event was assumed to have occurred. If the tranche was funded, a longer-term liquidity event was assumed to have occurred. Volatility was estimated based on the daily trading histories of comparable public companies. The risk-free interest rate was determined by reference to the U.S. Treasury yield curve. Significant changes to the probability or expected timing of the tranche closings, or the fair value of the Company’s Class A ordinary shares, would have resulted in a significant change in the fair value measurement.

In November 2015, the tranche obligations were amended and met the requirements to be recorded in equity (see Note 7). Therefore, the Company remeasured the tranche obligation liability to fair value in November 2015, which resulted in an increase in fair value of

$4.3 million that was recorded in other expense in the consolidated statement of operations and comprehensive loss. The final valuation of the tranche obligation liability was calculated by separately valuing the portion that was settled and the obligation that remained outstanding. For the portion settled in November 2015, the valuation was calculated as the difference between the price per share paid by investors to settle the portion of the tranche obligation liability (£1.00) and the fair value of the Class A ordinary shares on that date (£1.44), multiplied by the 2.5 million shares issued. For the remaining portion of the tranche obligation liability, the fair value was determined prior to reclassification to equity using an estimated tranche closing date of September 30, 2016, a risk-free rate of 0.42% and an 80% probability of tranche closing. Following the modification, the tranche obligations were considered indexed to the Company’s ordinary shares and met all additional criteria to be classified as equity. Subsequent to the remeasurement in November 2015, the tranche obligation liability was reclassified to additional paid-in capital.

4. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31,
	2017	2016
Prepayments	$2,586	$877
Research and development tax credit	1,753	2,811
Value-added tax receivable	905	327
Interest receivable	98	—
Other	96	95
Total prepaid expenses and other current assets	$5,438	$4,110

5. Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	December 31,
	2017	2016
Lab equipment	$363	$212
Computer and office equipment	382	311
Less: accumulated depreciation	(390)	(160)
Total property and equipment, net	$355	$363

Depreciation expense was $206,000, $138,000 and $40,000 for the years ended December 31, 2017, 2016 and 2015, respectively.

6. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consisted of the following (in thousands):

	December 31,
	2017	2016
Research and development activities	$3,779	$3,692
Compensation and benefits	1,093	376
Professional fees	410	129
Other	907	125
Total accrued expenses and other liabilities	$6,189	$4,322

7. Shareholders’ Equity

Ordinary Shares

Each holder of ordinary shares is entitled to one vote per ordinary share and to receive dividends when and if such dividends are recommended by the board of directors and declared by the shareholders.  As of December 31, 2017, the Company has not declared any dividends.

As of December 31, 2017, the Company’s authorized capital stock consisted of 100 million ordinary shares with a nominal value of £0.01 per share.

Initial Public Offering

On October 2, 2017, the Company closed its IPO of ADSs.  In the IPO, the Company sold an aggregate of 6,164,000 ADSs representing the same number of ordinary shares at a public offering price of $14.00 per ADS, including the full exercise by the underwriters of their option to purchase additional ADSs. Net proceeds were approximately $77.4 million, after deducting underwriting discounts, and commissions and offering expenses paid by the Company of $2.9 million. Upon the closing of the IPO, each separate class of ordinary shares of Nightstar Therapeutics plc was converted into a single class of ordinary shares of Nightstar Therapeutics plc as described further below.

Corporate Reorganization

On September 11, 2017, all shareholders of NightstaRx Limited exchanged each of the ordinary shares of different classes held by them for the same number and class of newly issued ordinary shares of Nightstar Therapeutics Limited and, as a result, NightstaRx became a wholly-owned subsidiary of Nightstar Therapeutics Limited on that date. On September 15, 2017, Nightstar Therapeutics re-registered as a public limited company and was renamed Nightstar Therapeutics plc. The following description summarizes each of the steps of the corporate reorganization taken in connection with the IPO.

Exchange of NightstaRx Limited shares for Nightstar Therapeutics Limited shares

Prior to the initial step of its corporate reorganization on September 11, 2017, the share capital of NightstaRx Limited consisted of 41,604,393 Class A ordinary shares; 138,596 Class B ordinary shares; 699,282 Class C ordinary shares; 699,802 Class D ordinary shares; 969,520 Class E1 ordinary shares; 481,500 Class E2 ordinary shares; 464,500 Class E3 ordinary shares; 375,500 Class E4 ordinary shares; and 1,854,780 Class F ordinary shares.

Re-registration of Nightstar Therapeutics Limited as Nightstar Therapeutics plc

Following NightstaRx Limited becoming a wholly owned subsidiary of Nightstar Therapeutics Limited, on September 15, 2017, Nightstar Therapeutics Limited re-registered as a public limited company. Such re-registration required the passing of special resolutions by the shareholders of Nightstar Therapeutics Limited to approve the re-registration as a public limited company, the name change to Nightstar Therapeutics plc and the adoption of new articles of association for Nightstar Therapeutics plc.

Conversion of separate classes of ordinary shares of Nightstar Therapeutics plc into single class of ordinary shares

Pursuant to the terms of the articles of association of Nightstar Therapeutics plc in effect following its re-registration as a public limited company, on the date of the IPO, each separate class of ordinary shares of Nightstar Therapeutics plc was converted into a single class of ordinary shares of Nightstar Therapeutics plc. The ratio for the conversion of each class of ordinary shares of Nightstar Therapeutics plc into ordinary shares of Nightstar Therapeutics plc was determined based on the IPO price.  Based on the IPO price of $14.00 per ADS, each class of the ordinary shares of Nightstar Therapeutics plc outstanding on the date of the closing of the IPO was converted into ordinary shares of Nightstar Therapeutics plc according to the following approximate ratios:

▪	each Class A ordinary share was converted into approximately 0.5051 ordinary shares;
▪	each Class B ordinary share was converted into approximately 0.4122 ordinary shares;
▪	each Class C ordinary share was converted into approximately 0.4122 ordinary shares;
▪	each Class D ordinary share was converted into approximately 0.3751 ordinary shares;
▪	each Class E1, E2, E3 and E4 ordinary share was converted into approximately 0.3125 ordinary shares; and
▪	each Class F ordinary share was converted into approximately 0.2182 ordinary shares.

The number of ordinary shares that each shareholder of Nightstar Therapeutics plc received was rounded up or down to the nearest whole share.  Therefore, based on the IPO price of $14.00 per ADS, the shareholders of Nightstar Therapeutics plc held an aggregate of 22,740,714 ordinary shares of Nightstar Therapeutics plc at the time of conversion.

The Company had the following number of ordinary shares issued and outstanding at December 31, 2017, 2016 and 2015. The table below reflects the conversion of ordinary shares in the current and previous years.

	December 31,
	2017	2016	2015
Class A ordinary shares	—	11,277,900	7,941,989
Class B ordinary shares	—	57,127	57,127
Class C ordinary shares	—	368,821	368,821
Class D ordinary shares	—	199,560	199,560
Class E1 ordinary shares	—	209,064	—
Class E2 ordinary shares	—	123,279	—
Class E3 ordinary shares	—	90,155	—
Class E4 ordinary shares	—	90,155	—
Deferred shares	—	129,253	126,128
Ordinary shares	28,904,714	—	—
Total ordinary shares	28,904,714	12,545,314	8,693,625

Previous amendments

As of December 31, 2016 and 2015, the amended and restated Articles of Association, authorized the Company to issue 50,000,000 Class A ordinary shares, 5,000,000 Class B ordinary shares, 5,000,000 Class C ordinary shares, 5,000,000 Class D ordinary shares, 5,000,000 Class E ordinary shares and 5,000,000 Class F ordinary shares. The ordinary shares were originally authorized to be issued by NightstaRx Limited with a nominal value of £0.00001. Subsequent to the corporate reorganization, the Company’s ordinary shares have a nominal value of £0.01.

Each ordinary share entitles the holder to vote on all matters submitted to a vote of the Company’s shareholders. Ordinary shareholders are entitled to receive dividends, as may be declared by the Company’s board of directors. A holder may elect to receive non-cash (shares or other assets) dividends.

Under the amended and restated Articles of Association in effect at such time, in the event of a distribution of assets on liquidation or a return of capital, the surplus remaining after payment of the Company’s liabilities was to be applied first in paying to each holder of Class A ordinary shares an amount per share held equal to £1.00; second in paying to each holder of Class A, B and C ordinary shares an amount per share held equal to £0.40; third in paying to each holder of Class A, B, C and D ordinary shares an amount per share equal to £0.67366; fourth in paying to each holder of Class A, B, C, D and E ordinary shares an amount per share to the difference between $4.01648 per share and £2.07366 (calculated based on the exchange rate in effect as of the date of determination); and fifth in paying to each holder of Class A, B, C, D, E and F ordinary shares and remaining amounts on a pro rata basis. Any deferred shareholders would have been paid at an aggregate price of £1.00 for all deferred shares held.

2013 Financing and 2014 Amendment

In November 2013, in connection with the execution of a subscription agreement (the “2013 Agreement”), the Company issued 1,000,000 Class A ordinary shares for total proceeds of $1.6 million and incurred issuance costs of $22,000. The 2013 Agreement authorized the future issuance of several tranches of Class A ordinary shares upon the Company meeting prespecified milestones. The 2013 Agreement was amended and restated in May 2014 (as so amended, the “Amended 2013 Agreement”). The Amended 2013 Agreement included a modification to the previous milestones. The Company committed to issuing 6,000,000 Class A ordinary shares at a purchase price of £1.00 per share after the completion of both (i) a clinical plan that the Company’s Clinical Advisory Board and Syncona Partners LLP, Syncona Limited and their affiliates (collectively, “Syncona”) agreed would represent a registration package in Europe and the United States and (ii) a manufacturing plan that the Clinical Advisory Board and Syncona agreed would meet European Medicines Agency (“EMA”) and U.S. Food and Drug Administration (“FDA”) standards for a registration product and would be sufficiently scalable to adequately supply the worldwide patient population (“Tranche 2A”). These Tranche 2A milestones were achieved, and the Company issued 6,000,000 Class A ordinary shares in May 2014 for gross proceeds of $10.1 million.

Additionally, the Company committed to the issuance of 1,000,000 Class A ordinary shares at a purchase price of £1.00 per share upon presentation by the Company of a plan for a ten-patient study that Syncona determined would enhance the Company’s competitive position or strengthen the clinical plan (“Tranche 2B”). This Tranche 2B milestone was achieved, and the Company issued 1,000,000 Class A ordinary shares in June 2015 for gross proceeds of $1.6 million.

Lastly, the Company committed to issuing additional shares upon the completion of both (i) one or more patient studies that enrolled more than 15 patients, or such lesser amount may be agreed, with a one-year efficacy read-out that the investor determined justified the initiation of a pivotal trial and (ii) release of NSR-REP1 that the investor determined met the standard of commercial Good Manufacturing Practice (“cGMP”) as determined by the FDA and EMA (“Tranche 3A”). Further, shares could be issued in a final tranche upon the completion of a material event in the business plan for the Company for the period from completion of the Tranche 3A milestones until 12 months after the Company receives approval for NSR-REP1 in the United States (“Tranche 3B”). The Class A ordinary shares to be issued under Tranche 3A and Tranche 3B were based on a formula which capped the issuance at 9,000,000 shares. The purchase price per share was initially £1.00 per share, but could be adjusted to £1.40 if the Company achieved approval for NSR-REP1 in either the United States or the European Union prior to completion of Tranche 3A, or if the Company’s net cash position was greater than the budgeted operating expense for the following six-month period. The Tranche 3A and 3B milestones were not achieved at the time of the November 2015 financing. The Company’s obligation to issue shares under the Amended 2013 Agreement was modified by the November 2015 financing discussed below.

2015 Financing

In November 2015, the Company entered into a subscription and shareholders agreement (the “2015 Agreement”), which provided for the issuance of several tranches of Class A ordinary shares. Tranche 1 did not have any prespecified milestones. Shares for Tranche 1 were issued concurrently with the execution of the 2015 Agreement and resulted in the issuance of 5,225,139 Class A ordinary shares for total proceeds of $12.5 million, and the Company incurred issuance costs of $139,000. The 2015 Agreement modified the prespecified milestone criteria for Tranche 3A and Tranche 3B of the Amended 2013 Agreement such that investors who had the right to purchase shares under Tranche 3A and Tranche 3B were allowed to purchase 2,500,000 shares issued in Tranche 1 and 6,500,000 shares to be issued in Tranche 2 discussed below. Subsequent to the modification of Tranche 3A and Tranche 3B milestones in November 2015, the number of Class A ordinary shares and the purchase price for these modified milestones became fixed. The Company committed to issuing 9,225,139 shares at the commencement of a pivotal trial approved by the board of directors for CHM (“Tranche 2”), of which the 6,500,000 shares included from Tranche 3A and Tranche 3B were offered at a price of £1.00 per share and the remainder for £2.07366 per share. Additionally, the Company committed to issuing 2,725,139 Class A ordinary shares after the first patient was treated in a clinical trial, approved by the board of directors, for a second program (“Tranche 3”) for £2.07366 per share. Lastly, the Company committed to issuing 2,725,139 ordinary shares after the first patient was treated in a clinical trial, approved by the board of directors for a third program (“Tranche 4”) for £2.07366 per share. The Tranche 2, 3 and 4 milestones were not achieved as of December 31, 2015 or 2016. As further discussed below under “Tranche Obligation Liability,” as of December 31, 2018, there were no Tranche Obligations outstanding.

Under the 2015 Agreement, the investors could purchase shares prior to the satisfaction of Tranche 2 through Tranche 4 milestones. The investors exercised this right in September 2016, and the Company issued 6,605,103 shares of Class A ordinary shares for gross proceeds of $11.3 million. This issuance was in partial satisfaction of the shares to be issued upon the satisfaction of the Tranche 2 milestone, but the exercise of this right in September 2016 did not modify the preset milestone criteria for Tranche 2.

March and June 2017 Financings

In March 2017, the Company entered into a subscription and shareholders’ agreement, (the “March 2017 Agreement”), whereby certain shareholders elected to subscribe for an aggregate of 8,070,314 Class A ordinary shares as follows: 1,846,071 Class A ordinary shares at a price of £1.00 per share and 6,224,243 Class A ordinary shares at a price of £2.0737 per share. The Company issued all 8,070,314 Class A ordinary shares pursuant to the March 2017 Agreement on June 27, 2017 for gross proceeds of $18.8 million, and the Company incurred issuance costs of $50,000. The shares were issued to satisfy all of the outstanding tranche obligations, discussed below in this note under “Tranche Obligation Liability.” The March 2017 Agreement was terminated in June 2017.

In June 2017, the Company entered into a subscription and shareholders’ agreement, (the “June 2017 Agreement”), pursuant to which the Company issued an aggregate of 11,203,837 Class A ordinary shares at a price of $4.01648 per share for gross proceeds of $45.0 million, and the Company incurred issuance costs of $295,000. The June 2017 Agreement was terminated at the time of the Company’s corporate reorganization and IPO.

Tranche Obligation Liability

The Company assessed the obligations to issue additional shares as part of the Amended 2013 Agreement and as part of the 2015 Agreement (collectively, the “Tranche Obligations”). The Company concluded that such obligations were freestanding financial instruments that were required to be separately recorded at fair value on the date the financing agreements were executed. With the exception of the shares that were to be issued upon satisfaction of the Tranche 3A and 3B milestones, contemplated by the Amended 2013 Agreement, all other Tranche Obligations were considered indexed to the Company’s ordinary shares, met all additional criteria in order to be classified as equity and were recorded to additional paid-in capital at an amount based on the relative fair value of the

Tranche Obligations and Class A ordinary shares upon issuance. The obligations to issue shares upon satisfaction of the Tranche 3A and 3B milestones were not considered indexed to the Company’s ordinary shares due to variability of the settlement amount and was required to be recorded as a liability. This liability was estimated to have a fair value of $4.2 million upon issuance in May 2014 and was subsequently remeasured to its fair value of $3.9 million on December 31, 2014, with the decrease in fair value during the year recorded in other expense in the consolidated statement of operations and comprehensive loss. As discussed above, the 2015 Agreement modified the Tranche 3A and 3B milestones. Therefore, the Company remeasured the Tranche 3A and 3B milestone liabilities to fair value in November 2015, which resulted in an increase in fair value of $4.3 million that was recorded in other expense in the consolidated statement of operations and comprehensive loss. All outstanding Tranche Obligations following the modification of the 2015 Agreement were considered indexed to the Company’s ordinary shares and met all additional criteria to be classified as equity and, subsequent to the remeasurement in November 2015, the Tranche Obligations liability was reclassified to additional paid-in capital.

At December 31, 2016, the remaining outstanding Tranche Obligations and their respective prespecified milestone criteria were as follows:

Tranche	Number of Shares	Price Per Share	Milestone
2	1,846,070	£1.00	Commencement of a pivotal trial for CHM
2	773,966	£2.07366	Commencement of a pivotal trial for CHM
3	2,725,139	£2.07366	First patient treated in a clinical trial for a second program
4	2,725,139	£2.07366	First patient treated in a clinical trial for a third program

The Company issued shares in June 2017 to satisfy the outstanding Tranche Obligations and accordingly, there were no Tranche Obligations outstanding as of December 31, 2017.

In addition to the issuance of Class A ordinary shares to founders and investors, the Company has issued Class B, C, D, E and F ordinary shares to certain employees as employee incentive awards (see Note 8), all of which were converted into a single class of ordinary shares as part of the corporate reorganization described above.

8. Share-Based Compensation

2017 Equity Incentive Plan

Under the Company’s 2017 Equity Incentive Plan (“2017 Plan”) approved in September 2017, the Company was authorized to issue a total of 1,500,000 ordinary shares as incentives to the Company’s employees and directors, which includes shares underlying options that may be granted from time to time under the 2017 Plan.  Pursuant to this provision, 1,156,188 ordinary shares were added to the number of available shares pursuant to the 2017 Plan effective January 1, 2018.

Share Option Valuation

The assumptions used in the Black-Scholes option pricing model to determine the fair value of the share options granted to employees and directors during the year ended December 31, 2017 were as follows:

December 31,
2017
Expected option life (years)	6 years
Risk-free interest rate	2.16% to 2.25%
Expected volatility	57.17% to 57.43%
Expected dividend yield	0.00%

Share option activity under the 2017 Equity Incentive Plan is as follows:

	Number of Options	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at December 31, 2016	—	$—	—	$—
Granted	191,275	21.00	—	0.64
Exercised	—	—	—	0.00
Forfeited	—	—	—	—
Outstanding at December 31, 2017	191,275	$21.00	9.87 years	$21.00
Exercisable as of December 31, 2017	—	$—	—	$—
Vested and expected to vest as of December 31, 2017	191,275	$21.00	9.87 years	$—

There were no share options granted during December 31, 2016 and 2015.

Employee Incentive Shares

The 2013 Agreement and the 2015 Agreement each provided for the grant of employee incentive awards in the form of restricted ordinary shares. At December 31, 2016, the Company was authorized to issue Class B, C, D and E ordinary shares.  The Company executed a reverse share split in September 2017, whereby all Class B, C, D and E ordinary shares were converted into a single class of ordinary shares.  In September 2017, the Company also executed the “2017 Plan” in accordance with its terms.

The Company typically grants employee incentive shares which vest over a four-year service period with 25% of the award vesting on the first anniversary of the vesting commencement date, with the balance vesting periodically over the remaining three years, unless the awards contain specific performance vesting provisions. For employee incentive shares issued that have both a performance vesting condition and a services condition (“Performance Awards”), once the performance criteria is achieved, the awards are then subject to a four-year service vesting with 25% of the award vesting on the first anniversary of the performance condition being achieved, with the balance vesting periodically over the remaining three years.

The Company recognizes share-based compensation expense for equity awards based on the grant date fair value of the award. For equity awards that vest based on a service condition, the share-based compensation expense is recognized on a straight-line basis over the requisite service period. For Performance Awards, the Company recognizes share-based compensation expense ratably over the requisite service period when the achievement of a performance-based milestone is probable based on the relative satisfaction of the performance condition as of the reporting date.

The unvested RSAs subject to repurchase and unvested RSUs are not considered outstanding shares until the holders perform the requisite services or the holder is no longer an employee of the Company. Unvested RSAs are considered deferred shares and all deferred shares can be repurchased by the Company for payment of £0.01 to the holder of the deferred shares.  As of December 31, 2017, the Company had repurchased all deferred shares.

The aggregate intrinsic value of share options is calculated as the difference between the exercise price of the share options and the fair value of the Company’s ordinary shares for those share options that had exercise prices lower than the fair value of the Company’s ordinary shares. In all cases the exercise price was greater than the fair value of the Company’s ordinary shares at year end; therefore, there is no intrinsic value on the shares options granted.

The weighted average grant-date fair value of share options granted during the year ended December 31, 2017 was $11.56 per share, none of which were vested. There were no share options granted during the year ended December 31, 2016 and 2015.

Restricted Ordinary Shares

A summary of the changes in the Company’s restricted ordinary shares during the year ended December 31, 2015, 2016 and 2017 are as follows. The table below reflects the conversion of shares in the current and previous years (see Note 7):

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2015	481,587	$1.01
Granted	144,549	0.64
Vested	(116,603)	1.24
Forfeited	—	—
Outstanding at December 31, 2015	509,533	0.85
Granted	515,778	2.86
Vested	(127,416)	1.69
Forfeited	(3,125)	2.89
Outstanding at December 31, 2016	894,770	1.90
Granted	665,910	7.76
Vested	(351,656)	1.34
Forfeited	(17,680)	0.64
Unvested and outstanding at December 31, 2017	1,191,344	$4.92

During the year ended December 31, 2015, the Company granted an aggregate of 145,000 restricted employee incentive shares to its employees and directors, of which (i) 12,000 restricted employee incentive shares were Class C ordinary shares and contained only time-based service conditions and (ii) 133,000 restricted employee incentive shares were Class D ordinary shares and contained both performance and service based conditions. These 2015 performance-based restricted employee incentive shares begin to vest upon the Company achieving specific research and development milestones, which were linked to the Company commencing a pivotal trial for CHM (see Note 7). The Company determined that achievement of the Tranche 2 milestones related to the 2015 performance-based restricted employee incentive shares was probable as of December 31, 2017, 2016 and 2015 and accordingly, recorded share compensation expense of $8,000, $13,000 and $11,000 for the years ended December 31, 2017, 2016 and 2015, respectively.

During the year ended December 31, 2016, the Company granted 516,000 restricted employee incentive shares to its employees and directors. The restricted employee incentive shares were issued in four different classes of the Company’s Class E ordinary shares. For the restricted shares granted in 2016, (i) 212,000 restricted shares were the Company’s Class E1 ordinary shares and contained only time-based service conditions shares and (ii) 124,000, 90,000 and 90,000 shares were the Company’s Class E2, Class E3 and Class E4 ordinary shares, respectively, and contained both performance and service based conditions.

The Company determined that achievement of all milestones related to the 2016 performance-based restricted employee incentive shares were probable as of December 31, 2017, and 2016 and recorded share-based compensation expense of $242,000 and $106,000 during the year ended December 31, 2017 and 2016, respectively.

During the year ended December 31, 2017, the Company granted 666,000 restricted employee incentive shares to its employees and directors. The restricted employee incentive shares were issued in four different classes of the Company’s Class E ordinary shares. For the restricted shares granted in 2017, (i) 94,000 restricted shares were the Company’s Class E1 ordinary shares and contained only service-based vesting conditions and (ii) 27,000, 55,000 and 27,000 shares were the Company’s Class E2, Class E3 and Class E4 ordinary shares, respectively, which contained both performance- and service-based conditions. Additionally, the Company granted Class F ordinary shares of 405,000 and granted RSUs of 58,000 that contained service-based vesting conditions only.  The Company determined that the achievement of the performance-based conditions related to the 2017 performance-based restricted employee incentive shares was probable as of December 31, 2017.

These 2016 and 2017 performance-based restricted employee incentive shares begin to vest upon the Company achieving specific research and development milestones. The milestones of the Class E2 ordinary shares were linked to the Company commencing a pivotal trial for CHM (see Note 7). The milestones of the Class E3 ordinary shares were linked to treatment of the first patient in a clinical trial for a second program (see Note 7). The milestones of the Class E4 ordinary shares were linked to treatment of the first patient in a clinical trial for a third program (see Note 7).

The Company recorded share-based compensation expense of $58,000 at December 31, 2017 for the 2017 performance and service based restricted shares.

In June 2017, in conjunction with the June 2017 Agreement, the Company accelerated the vesting commencement dates of the Class D, Class E2, Class E3 and Class E4 ordinary shares. The vesting commencement dates are the later of the grant date or May 1, 2015, June 6, 2017, April 4, 2017 and June 6, 2017 for the Class D, Class E2, Class E3 and Class E4 ordinary shares, respectively. The Company will amortize the unvested shares and recognize share-based compensation expense over the new accelerated vesting periods.  In December 2017, the Company further modified the vesting commencement dates to allow the vesting of awards to begin at the beginning of the quarter in which the vesting would have otherwise occurred, which the impact was $0.5 million for the year ended December 31, 2017.

In September 2017, the Company effected a reverse share split (see Note 7), which resulted in the conversion of all Class B, C, D and E ordinary shares into a single class of ordinary shares.

The Company recorded share-based compensation expense of $1.4 million, $208,000 and $112,000 during the years ended December 31, 2017, 2016 and 2015, respectively.  As of December 31, 2017, 2016 and 2015, there was $5.0 million $1.7 million and $391,000 of unrecognized compensation cost related to unvested restricted employee incentive shares outstanding, which is expected to be recognized over weighted-average periods of 3.3 years, 4.4 years and 4.0 years, respectively.

Share-based compensation expense recorded as research and development and general and administrative expenses is as follows (in thousands):

	December 31,
	2017	2016	2015
Research and development	$479	$152	$81
General and administrative	894	56	31
Total share-based compensation	$1,373	$208	$112

In July 2017, the Company issued 36,000 Class F ordinary shares to two employees at the nominal value of £0.00001 per share.

In August 2017, the Company issued 369,000 Class F ordinary shares, consisting of (i) 309,000 Class F ordinary shares to five employees at the nominal value of £0.00001 per share, including 133,000 Class F ordinary shares to the Company’s Chief Executive Officer, 130,000 Class F ordinary shares to the Company’s Chief Development Officer, 22,000 Class F ordinary shares to the Company’s Chief Scientific Officer and 21,000 Class F ordinary shares to the Company’s Chief Financial Officer; and (ii) 60,000 Class F ordinary shares to three members of the Company’s board of directors at the nominal value of £0.00001 per share.

Subsequent to the corporate reorganization, the Company’s ordinary shares have a nominal value of £0.01.

9. License Agreements

Oxford University Innovation Limited Licenses

In November 2013, the Company entered an exclusive license agreement (the “2013 Oxford Agreement”) with Oxford University Innovation (“Oxford”), formerly Isis Innovation Limited, to obtain a license to certain patent rights for the commercial development, manufacture, distribution, use and sale of products and processes resulting from the development of those patent rights. The Company is using the licensed patent rights to develop NSR-REP1 for CHM.

As part of the consideration for this license, the Company paid upfront fees of $78,000 and past patent cost of $68,000. The 2013 Oxford Agreement requires the Company to remit fees upon the Company or any sub-licensee meeting certain milestones, as well as up to an aggregate of £375,000 ($507,000) upon the achievement of specified milestones and a low single-digit percentage of net of sales upon the Company achieving regulatory approval, subject to quarterly minimums. In addition, the Company agreed to pay a mid single-digit percentage of all upfront fees, milestone and other one-off payments received by the Company.

In November 2015, the Company entered into five separate exclusive license agreements (the “2015 Oxford Agreements”) to obtain a license to certain patent rights for the commercial development, manufacture, distribution, use and sale of gene therapy products targeting five different types of inherited retinal diseases, including NSR-RPGR and NSR-BEST1, and processes resulting from the development of those patent rights.

As part of the consideration for these licenses, the Company paid upfront fees of $575,000 in the aggregate. The Company also paid past patent costs of $2,000 related to the licenses for RPGR. In addition, the Company agreed to pay Oxford annual maintenance fees for all five licenses until the formal application for regulatory approval of the product is filed, as well as upon the achievement of specified development and commercial milestones and a fee income royalty, which is calculated as a single-digit percentage of all upfront fees, milestone and other one-off payments received by the Company. The Company is also required to pay royalty payments, subject to quarterly minimums, based on a single digit percentage of net sales. In connection with the licenses, Oxford was required to transfer certain manufactured license products as well as all manufacturing documentation. The annual maintenance fee for all five licenses is £50,000 ($68,000) for the year ending December 31, 2017 and will increase to £100,000 ($135,000) through 2025 and beyond.

In October 2017, the Company entered into a separate exclusive license agreement (the “2017 Oxford Agreement”) to obtain a license to certain patent rights for the commercial development, manufacture, distribution, use and sale of gene therapy products, including NSR-ABCA4, for the treatment of Stargardt disease.

As part of the consideration for this license, the Company paid Oxford an upfront signing fee of £100,000 ($135,000). In addition, the Company agreed to pay Oxford annual maintenance fees and payments upon the achievement of specified development and commercial milestones, sales milestones based on the first achievement of predefined sales thresholds, a royalty on annual net sales, and a fee income royalty, which is calculated as a high single-digit percentage of all upfront fees, milestone and other one-off payments received by the Company.  In connection with the licenses, Oxford was required to transfer all manufacturing documentation. No annual maintenance fee was due for the year ending December 31, 2017 and will increase to £10,000 in 2018 and up to £20,000 through 2025 and beyond.

In the event that the Company commits a material breach, has a petition presented for winding up of the business or passes a resolution for voluntary winding up or challenges the licensed patent rights of Oxford, Oxford can terminate the applicable agreement. The Company has the right to terminate the 2013 Oxford Agreement and 2015 Oxford Agreement if Oxford commits a material breach and at any time after the second anniversary of the applicable agreement. The Company has the right to terminate the 2017 Oxford Agreement if Oxford commits a material breach and at any time after the third anniversary of its execution date upon two months’ written notice. The 2013 Oxford Agreement, 2015 Oxford Agreements and 2017 Oxford Agreement expire on the twentieth anniversary of the applicable effective date or each license will expire upon the Company’s written election when for twelve consecutive months none of these items exist: the licensed patents continue to be in force or subsisting in another country, the Company has market exclusivity throughout the world, the Company has market exclusivity throughout any region or the Company has market exclusivity in any country. The Company can sublicense its rights under the 2013 Oxford Agreement, 2015 Oxford Agreements and 2017 Oxford Agreement.

The Company recorded research and development expenses of $0, $0 and $577,000 for the years ended December 31, 2017, 2016 and 2015, respectively, in connection with the 2015 Oxford Agreements. There were no payments made for the years ended December 31, 2017, 2016 and 2015 related to the 2013 Oxford Agreement.

Oxford BioMedica License

In December 2013, the Company entered into a non-exclusive license agreement (the “BioMedica License Agreement”) with Oxford BioMedica (UK) Limited (“Oxford BioMedica”) to obtain a license to certain patent rights for the commercial development, manufacture, distribution, use and sale of products and processes resulting from the development of those patent rights.

As part of the consideration for this license, the Company paid upfront fees of $100,000. In addition, the Company is also required to pay quarterly royalty payments based on net sales at a low-single digit percentage. The BioMedica License Agreement also requires the Company to make a $100,000 milestone payment upon the grant by the FDA of marketing approval for an AAV product for the treatment of CHM. The Company is allowed to sublicense its rights under the agreement, if this occurs the Company is required to pay an upfront sublicense fee and royalty payments equal to a low-to-mid single-digit amount quarterly as a percentage of sublicense revenue.

In the event that the Company commits a material breach, challenges the validity of the licensed patent rights, becomes insolvent or if an order is passed or resolution is passed for the winding up of the Company or if an administrator, administrative receiver or receiver is appointed over the Company’s assets, Oxford BioMedica can terminate the BioMedica License Agreement. The Company can terminate the BioMedica License Agreement at any time and if Oxford BioMedica commits a material breach or becomes insolvent or if an order is passed or resolution is passed for the winding up of Oxford BioMedica or if an administrator, administrative receiver or receiver is appointed over Oxford BioMedica’s assets. The BioMedica License Agreement will expire on the expiration date of the related patent.

The Company has not recorded any research and development expense for the years ended December 31, 2017, 2016 and 2015 in connection with the BioMedica License Agreement as the Company have not met any milestones and incurred net sales, which would require the Company to remit payments.

10. Income Taxes

The components of loss before provision for income taxes for the years ended December 31, 2017, 2016 and 2015 are as follows (in thousands):

	December 31,
	2017	2016	2015
U.K.	$(29,978)	$(12,194)	$(13,648)
U.S.	329	(4)	—
Loss before taxes	$(29,649)	$(12,198)	$(13,648)

The Company did not record any income tax provision for the years ended December 31, 2016 and 2015.  For the year ended December 31, 2017, the Company recorded the following income tax provision as follows (in thousands):

December 31,
2017
Current expense (benefit):
Federal	$52
State	—
Foreign	—
Total current expense (benefit)	52
Deferred expense (benefit):
Federal	—
State	(15)
Foreign	—
Total deferred tax expense (benefit)	(15)

Total income tax expense (benefit)	$37

A reconciliation of income tax expense (benefit) at the statutory corporate income tax rate to the income tax expense (benefit) at the Company’s effective income tax rate is as follows (in thousands):

	December 31,
	2017	2016	2015
Tax (benefit) at statutory corporate rate	$(5,707)	$(2,439)	$(2,764)
Research and development expense	869	835	800
Valuation allowance	4,304	1,122	806
Tranche obligation liability	—	—	780
Change in tax law	537	437	356
State taxes, net of federal benefit	(15)	—	—
Foreign rate differential	49	—	—
Other	—	45	22
Income tax expense (benefit)	$37	$—	$—

Net deferred tax assets (liabilities) recognized in the Company’s consolidated balance sheet consist of the following (in thousands):

	December 31,
	2017	2016	2015
Deferred tax assets:
Net operating loss carryforwards	$6,549	$2,109	$1,273
Intangibles amortization	18	19	28
Tax credits	15	—
Other	8	7	15
Total deferred tax assets	6,590	2,135	1,316
Deferred tax liabilities:
Depreciation and amortization	(52)	(51)	(45)
Total deferred tax liabilities	(52)	(51)	(45)
Less: valuation allowance	(6,523)	(2,084)	(1,271)
Net deferred tax asset (liability)	$15	$—	$—

As a company that carries out extensive research and development activities, the Company seeks to benefit from one or other of two U.K. research and development tax credit cash rebate regimes, the Small and Medium-sized Enterprises R&D Tax Credit Scheme (“SME Scheme”) and the and the Research and Development Expenditure scheme (“RDEC Scheme”).  Under the SME Scheme, the Company’s principal research subsidiary company, NightstaRx Limited, may be eligible to surrender the trading losses that arise from its research and development activities for a payable tax credit of up to approximately 33.4% of eligible research and development expenditures. Qualifying expenditures largely comprise employment costs for research staff, consumables and certain internal overhead costs incurred as part of research projects for which the Company does not receive income. Subcontracted research expenditures are eligible for a cash rebate of up to approximately 21.7%.

For certain periods where NightstaRx Limited is not eligible for the SME Scheme, NightstaRx Limited is eligible for the RDEC Scheme, whereby tax relief is given at 11% of allowable research and development costs, increasing to 12% from January 1, 2018.   The RDEC plan is more restrictive with qualifying expenditures mainly comprising of employment cost for research staff.

Based on criteria established by HMRC, management of NightstaRx Limited expects a proportion of expenditures being carried out by NightstaRx Limited in relation to its pipeline research, clinical trials management and manufacturing development activities is likely to be eligible for inclusion within one of these two tax credit cash rebate regimes. In consideration of correspondence with HMRC on most recent claims submitted, management of NightstaRx Limited have completed a reassessment of which scheme is applicable and the eligible costs recorded.

The Company has recorded U.K. research and development tax credit as an offset to research and development expense in the consolidated statements of operations and comprehensive loss of $2.5 million, $2.2 million for the years ended December 31, 2015 and 2016.  For the year ended December 31, 2017, the Company recorded an expense of $1.3 million to reduce R&D claims payable in accordance with correspondence with HMRC.

The Company has evaluated the positive and negative evidence bearing on its ability to realize the deferred tax assets. Management has considered the Company’s history of cumulative net losses incurred since inception and its lack of commercialization of any products or generation of any revenue from product sales since inception and has concluded that it is more likely than not that the Company will not realize the benefits of the deferred tax assets. Accordingly, a full valuation allowance has been established against the net deferred tax assets of December 31, 2017, 2016 and 2015. Management reevaluates the positive and negative evidence at each reporting period.

As of December 31, 2017, 2016 and 2015, the Company had $37.9 million, $12.4 million and $7.1 million, respectively, of gross U.K. net operating loss carryforwards, which do not expire.

The Company has not recorded any amounts for unrecognized tax benefits as of December 31, 2017, 2016 and 2015. The Company files income tax returns in the United Kingdom, United States and certain state and local jurisdictions. The income tax returns are generally subject to tax examinations for the tax years ended December 31, 2013 through December 31, 2017. There are currently no pending income tax return examinations.

11. Commitments and Contingencies

License Agreements

The Company has entered into several license agreements (see Note 9). In connection with these agreements the Company is required to make a number of milestone payments and annual license maintenance payments. The Company evaluated all milestone payments within the arrangements to estimate the probability of the Company meeting the milestones in accordance with ASC 450, Contingencies. The Company concluded that, as of December 31, 2017 and December 31, 2016, there were certain milestones for which the likelihood of achievement was probable, and as a result the associated milestone payments were accrued as of December 31, 2017 and December 31, 2016.

Legal Proceedings

From time to time, the Company may be a party to litigation or subject to claims incident to the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, the Company currently believes that the final outcome of these ordinary course matters will not have a material adverse effect on its business. Regardless of the outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors. The Company was not a party to any litigation and did not have contingency reserves established for any liabilities as of December 31, 2017 and 2016.

Leases

The Company’s corporate headquarters is located on Euston Road, London, United Kingdom, for which, as of December 31, 2017 and 2016, the Company leased space under a cancelable lease that can be terminated by either party with three months’ advanced notice. The lease was executed with The Wellcome Trust, which is the prior holding company of Syncona. Syncona is the principal investor in the Company. The lease related to this facility is classified as an operating lease.

The Company entered into a noncancelable sublease on January 10, 2017 for a facility in Lexington, Massachusetts with GeNO LLC for its U.S. operations. The lease related to the facility commenced on February 1, 2017 and is scheduled to terminate in June 2020. The lease is classified as an operating lease. The Company is committed to making aggregate lease payments of $86,000 in 2018, $89,000 in 2019 and $46,000 in 2020.

The Company recorded rent expense totaling $205,000, $138,000 and $106,000 for the years ended December 31, 2017, 2016 and 2015, respectively.

Indemnification

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnification. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

In accordance with its Articles of Association, the Company has indemnification obligations to its officers and directors for certain events or occurrences, subject to certain limits, while they are serving at the Company’s request in such capacity. There have been no claims to date, and the Company has director and officer insurance that may enable it to recover a portion of any amounts paid for future potential claims.

Credit Arrangement

The Company has a line of credit arrangement with a bank that allows the Company to submit payments up to £300,000 per month through the Bankers Automated Clearing Services (BACS) system. The arrangement does not require the Company to pay any interest or fees and will remain effective until terminated by either party. At December 31, 2017 and December 31, 2016, there were no amounts outstanding under the arrangement.

12. Related Party Transactions

Syncona

The Company receives accounting and professional services from its principal investor, Syncona from time to time as needed. The Company recorded accounting and professional fees totaling $1,200, $23,000 and $52,000 for the years ended December 31, 2017, 2016 and 2015, respectively. As of December 31, 2017, the Company had $1,300 outstanding to Syncona. The Company had no outstanding payables as of December 31, 2016.

University of Oxford and Related Entities

The Company, under various service agreements, receives research and development services from the University of Oxford and its subsidiaries. The University of Oxford is a shareholder of the Company. The Company recorded research and development expenses totaling $862.000, $376,000 and $871,000 for the years ended December 31, 2017, 2016 and 2015, respectively. As of December 31, 2017 and 2016 there was $414,000 and $248,000, respectively, included in accrued expenses.

Freeline Therapeutics

Freeline Therapeutics is a majority-owned portfolio company of Syncona and provided certain ancillary research and development services to the Company through a consulting contract in 2017 and 2016. The Company recorded research and development expenses totaling $11,000 and $30,000 for the years ended December 31, 2017 and 2016, respectively. The Company did not incur any similar expenses in 2015. As of December 31, 2017 and 2016, the Company had $12,200 and $11,000, respectively, outstanding to Freeline Therapeutics.

The Wellcome Trust

The Company has a lease agreement with The Wellcome Trust Limited, as trustee of The Wellcome Trust, the prior holding company of Syncona (see Note 11). As part of that arrangement, the Company is billed for certain office costs in addition to the leased space. The Company recorded general and administrative expenses totaling $165,000, $152,000 and $182,000 for the years ended December 31, 2017, 2016 and 2015, respectively.  As of December 31, 2017 and 2016, there was $182,000 and $44,000, respectively, outstanding to The Wellcome Trust. Subsequent to December 31, 2016, The Wellcome Trust is no longer considered an affiliated entity of the Company.

Gyroscope Therapeutics

In January 2018, the Company entered into an agreement with Gyroscope Therapeutics Limited (“Gyroscope”), an entity controlled by Syncona. Pursuant to the agreement, the Company provided Gyroscope with certain clinical manuals and other documents.

MacLaren Agreement

In November 2013 and as amended in 2016, the Company entered into a consulting agreement with Oxford University Innovation Ltd. (“Consulting Agreement”), for consulting services of Prof. Robert MacLaren, a member of the Company’s board of directors. Under the terms of the Consulting Agreement, Prof. MacLaren is to provide the Company with advice and expertise in relation to regulatory submissions, prepare for and attend meetings of the Company’s clinical advisory board, prepare for and attend regulatory meetings, provide scientific and medical advice in relation to the preparation of medical education materials and provide consulting services to the Company’s Chief Medical Officer.

Under the terms of the Consulting Agreement, the Company agreed to pay consulting fees for Prof. MacLaren’s services subject to a minimum annual fee of £72,000 ($97,000). In October 2017, the board of directors authorized an increase in the minimum annual consultancy fee to £99,000 ($134,000).  In October 2017, the Company’s board of directors awarded Prof. MacLaren 58,000 restricted share units which vest annually over a four year period from the date of award.  The Company has further agreed to pay an annual bonus in respect of Prof. MacLaren’s services based on the Company’s performance as set forth in the Consulting Agreement. The Consulting Agreement terminates in November 2019, unless an extension is mutually agreed upon.

Either party can terminate the Consulting Agreement without cause upon six months’ written notice to the other, or such shorter period as may be agreed between the Company and Oxford University Innovation Ltd. The Company can terminate the Consulting Agreement immediately by written notice and without compensation for cause, including where the services are provided negligently or otherwise not in accordance with the Consulting Agreement, or where either Prof. MacLaren or Oxford University Innovation Ltd. commits any material breach of the Consulting Agreement or commits any gross misconduct affecting the Company’s business. The Company recorded consulting fees totaling $107,000, $150,000 and $90,000 for the years ended December 31, 2017, 2016 and 2015, respectively, under the Consulting Agreement.  As of December 31, 2017, there was $8,000 outstanding to Oxford University Innovation Ltd.

Management Rights Letter

In November 2015, in connection with the 2015 Agreement, the Company entered into a management rights letter with New Enterprise Associate 15, L.P. and NEA Ventures 2015, L.P. (collectively, “NEA”), which holds more than 5% of the Company’s share capital. Pursuant to the 2015 Agreement, NEA is entitled to consult and advise management on significant business issues. The management rights letter terminated in September 2017, upon the completion of the IPO.

Initial Public Offering

In September 2017, entities affiliated with Syncona Portfolio Limited and New Enterprise Associates purchased 1,000,000 and 714,285 ADSs, respectively, in the IPO.

13. Employee Benefit Plans

In the United Kingdom, the Company makes contributions to private defined benefit pension schemes on behalf of its employees. The Company paid $0.2 million, $0.2 million and $0.1 million in contributions in the years ended December 31, 2017, 2016 and 2015, respectively.

In the United States, the Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all U.S. employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company does not currently match employee contributions and accordingly, no matching contributions were recorded for the years ended December 31, 2017, 2016 and 2015.